

ENGINEERING **YOUR** SUCCESS.

PARKER HANNIFIN ANNUAL REPORT 2024

A Different Parker

Through strategic acquisitions, and continued application of our business system, The Win Strategy™, Parker has transformed its portfolio into one that has greater balance and resiliency. More than 90% of Parker's revenue comes from six market verticals.

The strength of the portfolio was evident in fiscal year 2024 as our biggest market, aerospace and defense, experienced significant growth.



Other 5%
HVAC/R 4%
Energy 8%
Off-Highway 15%
Transportation 15%
Aerospace & Defense 33%
In-Plant & Industrial Equipment 20%

~$20B
Revenue

Our portfolio of interconnected technologies positions Parker to benefit from secular growth trends that are embedded in these markets and are expected to drive future growth and financial performance.

The strength of our portfolio and opportunities to drive performance through operational excellence are key factors that have contributed to Parker setting new financial performance targets for FY29.

FY29 Targets
Increasing Margin & Cash Flow Targets

Organic Sales Growth CAGR	Adjusted Segment Operating Margin	Adjusted EBITDA Margin	Free Cash Flow Margin	Adjusted EPS Growth CAGR
4-6%	**27%**	**28%**	**17%**	**10%+**
	+200bps	+300bps	+100bps	
	From Previous Target	From Previous Target	From Previous Target	

This Annual Report contains non-GAAP financial information that has been reconciled to comparable GAAP measures immediately following the Form 10-K.
Note: Aerospace and Defense market includes revenue reported both in the Aerospace Systems segment and the Diversified Industrial segment.

Letter to Shareholders

Parker delivered outstanding results in fiscal year 2024 and built upon a solid pattern of success established over the past five years. During that time, we have driven consistent organic sales and earnings per share growth, expanded adjusted segment operating margin by 630 basis points and doubled free cash flow. Our ability to rapidly improve performance reflects the dedication and commitment of our people, the strength and balance of our portfolio, and the power of our business system, The Win Strategy.

Today, we are a very different Parker, one that has opportunities to continue improving. We've set our sights on new five-year financial targets, which indicate we have much more to accomplish as we pursue a very promising future and create even greater value for our shareholders.

BUILT TO PERFORM

Fiscal 2024 was another year of record performance, providing further evidence that we've built a business that is resilient and can drive growth in sales, segment operating margins, earnings and cash flow.

- Net sales were a record $19.9 billion, a 5% increase from $19.1 billion in fiscal year 2023.

- Segment operating margin was 21.5% as reported, or a record 24.9% adjusted, a 200-basis point improvement from the prior year.

- EBITDA margin was 25.2% as reported, and 25.6% on an adjusted basis, a 200-basis point improvement year-over-year.

- Net income reached $2.8 billion, and adjusted net income was a record $3.3 billion.

- Earnings per share were $21.84 as reported, an increase of 36%. Adjusted earnings per share increased 18% to a record $25.44.



Andy Ross, President and Chief Operating Officer
Jenny Parmentier, Chairman of the Board and Chief Executive Officer
Todd Leombruno, Executive Vice President and Chief Financial Officer

- Cash flow from operations increased 14% to a record $3.4 billion, or 17.0% of sales.

- Strong cash flow allowed us to reduce debt by $2 billion and reach our target leverage of 2.0x net debt to adjusted EBITDA.

- In July 2024, we announced an agreement to divest our composites and fuel containment business in North America, which had annual sales of approximately $350 million.

As our transformation continues, Parker is shaping our technology portfolio to accelerate growth in high-value, longer-cycle markets fueled by secular trends. In parallel, we are constantly working to improve across every aspect of how we operate.

POSITIONED FOR GROWTH FROM SECULAR TRENDS

The interconnectivity of our technologies is a key competitive advantage. We estimate that two-thirds of our revenue is from customers who buy four or more Parker technologies. Whether it's aerospace and defense, energy, in-plant and industrial equipment, off-highway or transportation, we are confident no competitor can offer the breadth of products and systems that Parker can across our markets.

Parker is shaping a technology portfolio designed to accelerate growth in high-value, longer-cycle markets fueled by secular trends.

Parker is well positioned for sustained growth. We have intentionally transformed our portfolio with a greater share of revenues from longer-cycle markets that exhibit faster growth opportunities fueled by emerging secular trends. These trends and market dynamics are shaping our world and our future.

Aerospace and Defense
Aerospace and Defense now represents approximately a third of our business and accounts for the

Our People, Strategy & Portfolio Drive Performance
Last 5 Years



	Revenue	Adjusted Segment Operating Margin[1]	Adjusted EPS[1]	Free Cash Flow[1]
FY19	$14.3B	18.6%	$13.10	$1.5B
FY24	$19.9B	24.9%	$25.44	$3.0B
	+7% CAGR	+630bps Expansion	+14% CAGR	~2x Growth

1. FY19 As Reported: Segment Operating Margin of 17.0%, EPS of $11.57, CFOA: $1.7B. FY24 As Reported: Segment Operating Margin of 21.5%, EPS of $21.84, CFOA: $3.4B.

majority of our largest customers. Parker has become a significant partner in this important market and we anticipate high single digit long-term growth. We are well positioned on nearly every leading platform, with technologies on all major aircraft in flight today.

Commercial air travel has recovered rapidly with volumes returning to pre-COVID levels, supporting steady growth in aircraft deliveries and demand for more efficient aircraft. Increased global defense spending and the replacement of aging fleets is simultaneously expected to drive growth in defense sales over the coming years. Parker's prevalence across existing and future aircraft positions us to benefit from opportunities for strong aftermarket revenues and longer-term developments in sustainable aviation, leaving us excited about the future of our largest market.

Digitalization and the CapEx Investment Wave
Businesses and governments around the world are investing to upgrade and automate factories with advanced manufacturing equipment. They are also modernizing vast infrastructure systems to support a future powered by clean energy. We are seeing further large-scale capital expenditures to near-shore supply chains following several years of disruption and cost volatility globally.

Our technologies are critical to the manufacturing of semiconductors that remain in extremely high demand. They also allow for cleaner and faster extraction of lithium used in nearly all rechargeable batteries, and enable the construction of 5G towers and the cooling of large-scale data centers.

The rapid pace of digitalization and the onset of a mega capex growth cycle related to infrastructure spending are expected to drive industrial output well into the future. Parker stands to benefit greatly from these secular growth trends.

Clean Technologies and Electrification
The highly complementary nature of our technology portfolio uniquely positions Parker as a strategic partner to our customers during the global shift to a more sustainable future. We are delivering lighter, more efficient solutions and building on our established pedigree in electrification, hydrogen and alternative fuels.

Today, we estimate that two-thirds of our product portfolio enables clean technology solutions which allows us to help customers create value and achieve their carbon reduction targets. The advancement of clean technologies creates attractive growth opportunities across Parker's off-highway, transportation and energy market verticals. In many cases our proven technologies can be adapted for new uses.

From battery-powered cars and SUVs to hybrid construction equipment and even more-electric aircraft, electrification continues to accelerate demand for our engineered materials, hydraulics, fluid and gas handling and electromechanical technologies. Parker's bill-of-materials increases 1.5 to 2x for electrified applications compared with vehicles using a combustion engine.

DRIVING OPERATIONAL EXCELLENCE
Key to learning what drives Parker is understanding that safety, engagement and ownership are the foundations of our culture, and The Win Strategy sits at the center of everything we do.

In the two-plus decades since its first iteration, our business system has been continuously refined and proven essential to achieving operational excellence. It has become deeply embedded in our culture and enables alignment among our 60,000+ team members, who leverage this

Substantial Capital Deployment Optionality to Compound Returns
FY25 - FY29 Target



~$35B
Potential Capital Deployment

- Dividends ~$6B
- Capital Expenditures ~$2B
- Share Repurchases ~$1B
- Capital Deployment Optionality ~$20B to ~$26B

---

comprehensive tool kit to improve everything we do at Parker.

Our pursuit of best-in-class performance starts with the safety of Parker team members. We have reduced our recordable incident rate by 45% over the past five years. These results rank Parker's safety performance in the top quartile among our peer industrial companies and represent great progress toward our goal of achieving zero recordable

Safety, engagement and ownership are the foundations of our culture, and The Win Strategy sits at the center of everything we do.

incidents by 2030, aligned with our aspiration to be the safest industrial workplace in the world.

We are proud of the progress we've made in building a better company. But our record results quickly form a new baseline. Consistently outpacing our own performance requires highly engaged team members who act like owners, are immersed in their work and are empowered to make decisions that make a difference. Our momentum in driving engagement stems from our proven High Performance Team (HPT) framework, a natural fit with our decentralized structure.

At all levels of the organization, team member-led HPTs are collaborating to continuously improve their work environment, operating processes and outcomes - from applying the Parker Lean System to achieve greater efficiency or reduce waste, to hosting Kaizen events designed to enact rapid process improvement.

These proven tools are the core of The Win Strategy. Their impact is widespread at Parker and can be seen through enhancements in safety, quality, delivery, cost and the experience we provide our customers, laying the groundwork for improved margins and accelerated growth.

RAISING THE BAR
We have spent many years building a continuous improvement culture using our lean tools, Kaizen and High Performance Teams to optimize our manufacturing and business systems at every level of the company. That commitment to operational excellence shared throughout Parker has not only enabled the record performance we delivered in fiscal year 2024, but uncovered new opportunities to grow and expand margins in the near future.

"
We've built a more resilient Parker capable of faster growth and higher margins than ever before. **"**

We have demonstrated The Win Strategy is compounding our performance and driving us into the top quartile when compared to our proxy peer companies. As a result, in May 2024 we announced new five-year financial performance targets through fiscal year 2029, just two years removed from setting our previous targets:

- 4-6% organic sales growth CAGR

- 27% adjusted segment operating margin, an increase of 200 basis points from the previous target

- 28% adjusted EBITDA margin, an increase of 300 basis points from the previous target

- 17% free cash flow margin, an increase of 100 basis points from the previous target

- 10%+ adjusted earnings per share growth CAGR

These targets represent best-in-class performance and reflect our confidence that we've built a more resilient Parker capable of faster growth and higher margins than ever before. Importantly, achieving our targets would represent a step change in free cash flow generation and provide us with a cumulative $35 billion in potential capital deployment to compound returns and create significant shareholder value.

We are deeply grateful to our team members for leading with purpose while preserving the very best elements of a culture more than a century in the making. We also thank our shareholders for your confidence in the value Parker creates and our shared vision for a better tomorrow.

Sincerely,

Jennifer A. Parmentier
Chairman of the Board and Chief Executive Officer

Andrew D. Ross
President and Chief Operating Officer

Todd M. Leombruno
Executive Vice President and Chief Financial Officer

September 2024

With Appreciation



Thomas L. Williams

Mr. Williams was Chief Executive Officer from 2015 to 2022 and Chairman of the Board from 2016 to 2023. He held various senior operational roles since he joined Parker in 2003. Under his leadership, Parker transformed through a significant improvement in performance and a substantial reshaping of its portfolio. Through strong cash generation and effective deployment of capital, Parker's portfolio of businesses was substantially strengthened. Strategic acquisitions returned value to shareholders in the form of higher margins and a combination of businesses which produced a higher growth profile serving longer cycle end markets. Importantly, the company drove top quartile levels of engagement among team members across the world, many of whom were inspired by the introduction of the Parker purpose statement as a platform for growth, change and positive impact. A focus on safety made the company one of the safest industrial manufacturers in the world and the deployment of High Performance Teams led to substantial operational improvements. His leadership legacy at Parker will last for decades.



Lee C. Banks

Mr. Banks was Vice Chairman and President from 2021 to 2023. Previously he served as President and Chief Operating Officer since 2015 when he was also elected to the Board. During his career, Mr. Banks successfully led several of the company's largest businesses, globally expanded the company's distribution network that now stands among its greatest competitive strengths, and significantly raised the bar for operational excellence. In close partnership with Mr. Williams, he co-created a refreshed Win Strategy and subsequent updates that have successfully transformed the company's performance and portfolio. The company is grateful for his transformational leadership and his countless significant contributions to Parker's success, leaving a legacy of pursuing excellence in all facets of the business.



William R. "Skip" Bowman

Mr. Bowman served as Vice President and President – Fluid Connectors Group since 2023. He previously led the Instrumentation Group beginning in 2016. Mr. Bowman was a steadfast proponent of consistently applying the Win Strategy throughout his time overseeing operations for multiple groups and divisions. He led Simplification projects across operations including the consolidation of the Instrumentation and Fluid Connectors operating groups. He will be remembered for his ownership mindset and dedication to Parker team members.



Roger S. Sherrard

Mr. Sherrard was elected to the role of Vice President and President – Aerospace Group in 2012. Previously, he led the Parker Automation Group. During his leadership in Aerospace, he made significant contributions, overseeing the successful integration of two transformative acquisitions, Exotic Metals Forming in 2019 and Parker's largest ever acquisition of Meggitt plc in 2022. Mr. Sherrard also helped Parker's aerospace business navigate a substantial downturn brought on by the COVID-19 pandemic by focusing operations and positioning the group for long-term growth and success. He will be remembered for his transformational leadership and for the lasting impact of his contributions.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File No. 1-4982

PARKER-HANNIFIN CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	**34-0451060**
(State or other jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
6035 Parkland Boulevard, Cleveland, Ohio	**44124-4141**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code (216) 896-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, $.50 par value	PH	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the outstanding common stock held by non-affiliates of the Registrant as of December 31, 2023: $58,849,817,164.

The number of Common Shares outstanding on July 31, 2024 was 128,595,729.

DOCUMENTS INCORPORATED BY REFERENCE

 Portions of the Definitive Proxy Statement for the Company's 2024 Annual Meeting of Shareholders, to be held on October 23, 2024, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PARKER-HANNIFIN CORPORATION

FORM 10-K

Fiscal Year Ended June 30, 2024

PART I

ITEM 1. Business. Parker-Hannifin Corporation was incorporated in Ohio in 1938. As used in this Annual Report on Form 10-K, unless the context otherwise requires, the terms "Company", "Parker", "we" or "us" refer to Parker-Hannifin Corporation and its subsidiaries, and the term "year" and references to specific years refer to the applicable fiscal year.

Parker is a global leader in motion and control technologies. Leveraging a unique combination of interconnected technologies, we design, manufacture, and provide aftermarket support for highly engineered solutions that create value for customers primarily in aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC & refrigeration markets around the world.

Parker values having a decentralized operating structure that fosters deeper connections with our customers and greater engagement among our team members. To align our operations and achieve our goal of top quartile performance, we deploy our business system, The Win Strategy™, which establishes goals and strategies for engaged people, customer experience, profitable growth and financial performance. Underpinning this business system is our culture of safety, collaboration, continuous improvement, and team-based problem solving. Together our goals, strategies, and culture help us to fulfill our purpose: Enabling Engineering Breakthroughs that Lead to a Better Tomorrow. We credit the Win Strategy with leading Parker through a period of sustained operational excellence and transformation and believe it is the foundation for achieving our future goals.

Our investor relations website address is investors.parker.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after filing or furnishing those reports electronically with the Securities and Exchange Commission. The information contained on or accessible through our website is not part of this Annual Report on Form 10-K.

Our Board of Directors has adopted a written charter for each of its committees. These charters, as well as our Global Code of Business Conduct, Corporate Governance Guidelines and Independence Standards for Directors, are posted and available on our investor relations website under the Governance page. Shareholders may request copies of these corporate governance documents, free of charge, by writing to our principal executive offices located at Parker-Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141, Attention: Secretary, or by calling (216) 896-3000.

Markets

Our interconnected technologies and solutions provide value for customers across our market verticals including aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC and refrigeration. We serve several hundred thousand OEM and distribution customer locations. No single customer accounted for more than four percent of our total net sales for the year ended June 30, 2024.

Reportable Segments

We have two reportable segments: Diversified Industrial and Aerospace Systems. Of the Company's $19.9 billion in net sales for fiscal year 2024, Diversified Industrial Segment products accounted for 73 percent and Aerospace Systems Segment products accounted for 27 percent.

Diversified Industrial Segment. Our Diversified Industrial Segment, which is an aggregation of several business units, sells highly engineered differentiated products to both original equipment manufacturers ("OEMs") and distributors who serve the aftermarket replacement markets. The major market verticals served by our Diversified Industrial Segment are listed below:

- Aerospace & Defense
- In-plant & Industrial Equipment
- Transportation

- Off-highway
- Energy
- HVAC & Refrigeration

Aerospace Systems Segment. Our Aerospace Systems Segment sells highly engineered, differentiated airframe and engine components and systems to OEMs and aftermarket parts and maintenance directly to end users primarily in the commercial aerospace and defense market verticals. The major market platforms served by our Aerospace Systems Segment are listed below:

- Commercial Transport
- Defense Fixed Wing
- Business Jets
- Regional Transport
- Helicopters
- Energy

Principal Products and Methods of Distribution

We offer hundreds of thousands of individual part numbers, and no single product contributed more than one percent to our total net sales for the year ended June 30, 2024. Listed below are some of our principal products.

Diversified Industrial Segment. Our Diversified Industrial Segment products consist of a broad range of motion-control systems and components, which are described below:

- Active & Passive Vibration Control
- Coatings
- Cryogenic Valves & Fittings
- Elastomeric, Fabric Reinforced, Metal, & Precision Cut Seals
- Electric & Hydraulic Pumps & Motors
- Electric & Hydraulic Valves
- Electromagnetic Interface Shielding
- Electromechanical & Hydraulic Actuators
- Electronics, Drives & Controllers
- Engine Filtration Solutions
- Fluid Condition Monitoring
- Fluid Conveyance Hose & Tubing
- High Pressure Connectors, Fittings, Valves & Regulators
- High Purity Fittings, Valves & Regulators
- High Purity Sealing
- High Temperature Sealing
- HVAC/R Controls & Monitoring
- Hydrogen & Natural Gas Filters
- Industrial Air & Gas Filtration
- Miniature Pumps & Valves
- Pneumatic Actuators, Regulators & Valves
- Power Take Offs
- Process Filtration Solutions
- Rubber to Substrate Adhesives
- Sensors & Diagnostics
- Structural Adhesives
- Thermal Management

Diversified Industrial Segment products include standard products, as well as custom products which are engineered and produced to OEM specifications for application to particular end products. Standard and custom products are also used in the replacement of original products. We market our Diversified Industrial Segment products primarily through field sales employees and independent distributors located throughout the world.

Aerospace Systems Segment. Our Aerospace Systems Segment products are used in commercial and defense airframe and engine programs and include:

- Avionics
- Electric & Hydraulic Braking Systems
- Electric Power
- Electromechanical Actuators
- Engine Exhaust Systems & Components
- Fire Detection & Suppression
- Flight Control Systems
- Fluid Conveyance
- Fuel Systems & Components
- Fuel Tank Inerting Systems
- Hydraulic Pumps & Motors
- Hydraulic Valves & Actuators
- Pneumatics
- Seals
- Sensors
- Thermal Management

We market our Aerospace Systems Segment products through our regional sales organizations, which sell directly to OEMs and end users throughout the world.

Competition

Parker operates in highly competitive markets and industries. We offer our products over numerous, varied markets through our divisions operating in 43 countries. Our global scope means that we have hundreds of competitors across our various markets and product offerings. Our competitors include U.S. and non-U.S. companies. These competitors and the degree of competition vary widely by product lines, end markets, geographic scope and/or geographic locations. Although each of our segments has numerous competitors, given our market and product breadth, no single competitor competes with the Company with respect to all the products we manufacture and sell.

In the Diversified Industrial Segment, Parker competes based on product quality and innovation, customer experience, manufacturing and distribution capability, aftermarket support, and price competitiveness. We believe that we are one of the market leaders in most of the major markets for our most significant Diversified Industrial Segment products. We have comprehensive motion and control technologies allowing us to provide the broadest systems capabilities. While our primary global competitors include Bosch Rexroth AG, Danaher Corporation, Danfoss A/S, Donaldson Company, Inc., Emerson Climate Technologies, Inc., Emerson/ASCO, Festo AG & Co., Freudenberg-NOK, Gates Corporation, IMI/Norgren, SMC Corporation, Swagelok Company, and Trelleborg AB, none of these businesses compete with every group or product in our Diversified Industrial Segment.

In the Aerospace Systems Segment, we have developed relationships with key customers based on our advanced technological and engineering capabilities, performance in quality, delivery, service, and price competitiveness. This has enabled us to obtain significant original equipment business on new aircraft programs for our systems and components, as well as the follow-on repair and replacement business for these programs. Further, the Aerospace Systems Segment utilizes design and manufacturing techniques as well as best cost region and supply chain management strategies to reduce cost. Although we believe that we are one of the market leaders in most of the major markets for our most significant Aerospace Systems Segment products, primary global competitors for these products include Crane Co., Eaton Corporation plc, Honeywell International, Inc., Moog Inc., RTX Corporation, Safran S.A., Senior plc, Triumph Group, Inc., and Woodward, Inc.

Across our two segments, we believe that our broad-based portfolio of core technologies, which consist of hydraulics, pneumatics, electromechanical, filtration, fluid & gas handling, process control, engineered materials, and climate control, is a positive factor in our ability to compete effectively with both large and small competitors. We believe that the following factors also contribute to our ability to compete effectively:

- Our business system, The Win Strategy
- Technology powerhouse of interconnected solutions
- Deep partnerships with our customers to develop innovative products
- Application engineering expertise
- Global distribution network
- Decentralized operating structure

Patents, Trademarks, Trade Names, Copyrights, Trade Secrets, Licenses

We own a number of patents, trademarks, trade names, copyrights, trade secrets and licenses related to our products. We also have exclusive and non-exclusive rights to use patents, trademarks, trade names, copyrights and trade secrets owned by others. In addition, patent and trademark applications are pending, although there can be no assurance that further patents and trademarks will be issued. We do not depend on any single patent, trademark, copyright, trade secret or license or group of patents, trademarks, copyrights, trade secrets or licenses to any material extent.

Backlog and Seasonal Nature of Business

Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale. Our backlog by business segment for the past two years is included in Part II, Item 7 of this Annual Report on Form 10-K and is incorporated herein by reference. Our backlog was $10.9 billion at June 30, 2024 and $11.0 billion at June 30, 2023. Approximately 73 percent of our backlog at June 30, 2024 is scheduled for delivery in the succeeding twelve months. Because of the breadth and global scope of our business, our overall business is generally not seasonal in nature.

Environmental Regulation

Certain of our operations require the use and handling of hazardous materials and, as a result, the Company is subject to United States federal, state, and local laws and regulations as well as non-U.S. laws and regulations designed to protect the

environment and regulate the discharge of materials into the environment. These laws impose penalties, fines and other sanctions for non-compliance and liability for response costs, property damage and personal injury resulting from past and current spills, disposals or other releases of, or exposures to, hazardous materials. Among other environmental laws, we are subject to the United States federal "Superfund" law, under which we have been designated as a "potentially responsible party" and may be liable for cleanup costs associated with various waste sites, some of which are on the United States Environmental Protection Agency's Superfund priority list.

As of June 30, 2024, Parker was involved in environmental remediation and litigation at various U.S. and non-U.S. manufacturing facilities presently or formerly operated by us and as a "potentially responsible party," along with other companies, at off-site waste disposal facilities and regional sites.

We believe that our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and the consequent financial liability to the Company. Compliance with environmental laws and regulations requires continuing management efforts and expenditures by the Company. Compliance with environmental laws and regulations has not had in the past, and, we believe, will not have in the future, a material adverse effect on our capital expenditures, earnings, or competitive position.

Our reserve for environmental matters is discussed in Note 18 to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

Government Regulation

In addition to the environmental regulations discussed above, we are subject to various federal, state, local, and foreign government regulations relating to the development, manufacture, marketing, sale and distribution of our products and services in the countries where we conduct business. Compliance with these laws and regulations often requires the dedication of time and effort of our team members, as well as financial resources. Additional information about the impact of government regulations on our business is included in "Item 1A. Risk Factors."

Energy Matters and Sources and Availability of Raw Materials

Our primary energy source for both of our business segments is electric power. While we cannot predict future costs of electric power, we manage this cost through aggregation in deregulated markets and leveraging contracts with established pricing on portions of our energy load. We are subject to governmental regulations in regard to energy supplies in the United States and elsewhere. To date, we have not experienced any significant disruptions of our operations due to energy curtailments.

We primarily use steel, brass, copper, aluminum, nickel, rubber and thermoplastic materials and chemicals as the principal raw materials in our products. We expect these materials to be available from numerous sources in quantities sufficient to meet our requirements.

Acquisitions

On September 12, 2022, the Company completed the acquisition (the "Acquisition") of Meggitt plc ("Meggitt"). The Acquisition is discussed in Note 3 to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

Human Capital Management

At Parker, we align employment levels with the global needs of our business and our customers. As of June 30, 2024, we employed approximately 61,120 persons that we refer to as "team members," of whom approximately 30,300 were employed by foreign subsidiaries.

Our talented and passionate team members are the foundation of Parker's enduring growth, bringing new ideas and perspectives to enhance our safety performance, improve productivity and inspire a diverse and inclusive culture. We see a clear path to a brighter future, and it begins with providing our people the resources that enable them to find personal and professional satisfaction in their work, responsibly move our company forward and strengthen our communities, fulfilling our purpose of *Enabling Engineering Breakthroughs that Lead to a Better Tomorrow*.

The Win Strategy™ 3.0, Purpose and Values

The Win Strategy 3.0 is Parker's business system that defines the goals and initiatives that drive growth, transformation and success. It works with our purpose, which is a foundational element of The Win Strategy, to engage team members and create responsible and sustainable growth.

The Win Strategy has four overarching goals: Engaged People, Customer Experience, Profitable Growth and Financial Performance, supported by our shared values of a Winning Culture, Passionate People, Valued Customers and Engaged Leadership. Our shared values shape our culture and our interactions with stakeholders and the communities in which we operate and live.

Safety

The safety and well-being of Parker team members is our highest priority. Our safety goal is simple: to achieve an incident-free workplace. Over the past five years, we have reduced our recordable incident rate by 45%. In fiscal year 2024, the recordable incident rate per 100 team members was 0.31, compared to a recordable incident rate of 0.36 in fiscal year 2023. The previously reported fiscal year 2023 recordable incident rate was revised in fiscal year 2024 from 0.31, which excluded Meggitt, to 0.36 following the incorporation of Meggitt into our recordable incident data. Fiscal year 2024's recordable incident rate represents a 14% reduction since fiscal year 2023.

Building on the great progress we have made, in 2021 we established long-term safety goals. We strive to reach our goal of zero recordable incidents by 2030 through our continued focus on team member engagement and accountability, coupled with a strong framework of systems and procedures.

Our safety program is anchored on a safety management system that has globally deployed procedures and work instructions, including management of incidents and near miss events. We create a culture of safety through a variety of initiatives, leadership focus, and our commitment to safety as the first stated goal of The Win Strategy.

We engage team members in improving safety performance through High Performance Teams ("HPTs"). All Parker manufacturing locations have an active, chartered Safety HPT and every value stream has a representative who is responsible for safety within their area of the business. This ownership culture at the manufacturing level is an integral component of our safety program.

Engaged People

Engagement directly influences business performance. We strongly believe in empowering our team members to think like owners and take action to improve their areas of the business. Engagement is deeply ingrained in our culture, and as an overarching goal of The Win Strategy it is key to achieving top quartile financial performance.

Parker activates engagement through our HPTs, which apply the expertise and perspective of team members who are closest to the product and customer to drive improvement throughout the company. Approximately 89% of our people participate in one or more of these teams, and more than 6,000 HPTs have already been established worldwide. We closely track our progress in support of a high performing work environment through our Global Engagement Survey. Our last completed survey, in fiscal year 2024, achieved a 91% response rate with an overall engagement score of 73%.

Talent Development

We have a well-defined talent development program managed through our Talent Central system, which connects all business units globally on a common platform and provides team members with visibility to skill development, career planning and learning opportunities. This shared platform is the catalyst for talent management at Parker.

Our review process enables us to assess talent globally, from early-in-career roles through senior leaders. This review facilitates the identification of key talent and allows us to build meaningful development plans and align career growth opportunities. The talent process is also supported by our Integrated Career System program which illustrates career paths for various roles and the steps to advance through the organization.

Supplementing the talent development process are Parker's learning offerings, which help team members expand their professional skills and take ownership of their learning and development. Examples of center-led programs are our annual ethics and compliance training and cyber security training that all team members are required to complete, in addition to programs for developing supervisory and leadership skills. Functional-specific programs include HPT training, lean bootcamps and kaizen event orientations. Local and regional training includes site safety, equipment safety and site quality requirements.

In addition to formal training programs, there are a host of development tools available which include mentoring relationships, coaching and feedback, job shadowing, project bubble assignments and other stretch projects.

Diversity, Equity and Inclusion ("DEI")

An inclusive environment is a core tenet of our values and one of our key measures of success within The Win Strategy. We have an ongoing commitment to an inclusive and welcoming workplace where everyone feels valued and adds value.

One important component of Parker's inclusive workplace is the development and deployment of Business Resource Groups ("BRGs"), each of which is open to all team members. In addition to our BRGs, we have processes in place to attract and retain team members with diverse backgrounds and experiences, helping to support them with career plans and experienced mentors. Our goal is to promote a strong, inclusive work environment that will provide us the best talent to further strengthen our organization for success.

Compensation and Benefits

As a global employer, we are committed to offering competitive compensation and benefits, tailored to geography, industry, experience and performance. Our programs are designed to attract team members, motivate and reward performance, drive growth and support retention. We provide benefit programs with the goal of improving physical, mental and financial wellness of our team members throughout their lifetime. Some examples include base and variable pay, health and insurance benefits, paid time off, and retirement saving plans.

Information about our Executive Officers

Our executive officers as of August 15, 2024, were as follows:

Name	Position	Officer Since[1]	Age as of 8/15/24
Jennifer A. Parmentier	Chairman of the Board and Chief Executive Officer	2015	57
Todd M. Leombruno	Executive Vice President and Chief Financial Officer	2017	54
Andrew D. Ross	President and Chief Operating Officer	2012	57
Mark J. Hart	Executive Vice President – Human Resources and External Affairs	2016	59
Rachid Bendali	Vice President and President – Engineered Materials Group	2022	47
Berend Bracht	Vice President and President – Motion Systems Group	2021	58
Mark T. Czaja	Vice President – Chief Technology and Innovation Officer	2021	62
Thomas C. Gentile	Vice President – Global Supply Chain	2017	52
Angela R. Ives	Vice President and Controller	2021	51
Joseph R. Leonti	Vice President, General Counsel and Secretary	2014	52
Robert W. Malone	Vice President and President – Filtration Group	2014	60
Dinu J. Parel	Vice President – Chief Digital and Information Officer	2018	43
Jay P. Reidy	Vice President and President – Aerospace Group	2024	41
Patrick M. Scott	Vice President and President – Fluid Connectors Group	2024	46

[1]Executive officers are elected by the Board of Directors to serve for a term of one year or until their respective successors are elected, except in the case of death, resignation or removal.

Ms. Parmentier has been Chairman of the Board since January 2024 and Chief Executive Officer since January 2023. Before becoming Chief Executive Officer in 2023, she was Chief Operating Officer since August 2021. She was Vice President and President of the Motion Systems Group from February 2019 to August 2021. She was Vice President and President of the Engineered Materials Group from September 2015 to February 2019. She was General Manager of the Hose Products Division from May 2014 to September 2015; and General Manager of the Sporlan Division from May 2012 to May 2014. She is also a Director of Nordson Corporation.

Mr. Leombruno has been Executive Vice President and Chief Financial Officer since January 2021. He was Vice President and Controller from July 2017 to January 2021. He was Vice President and Controller – Engineered Materials Group from January 2015 to June 2017; and Director of Investor Relations from June 2012 to December 2014. He is also a Director of The Timken Company.

Mr. Ross has been President since January 2024 and Chief Operating Officer since January 2023. He was Vice President and President of the Fluid Connectors Group from September 2015 to December 2022. He was Vice President and President of the Engineered Materials Group from July 2012 to September 2015.

Mr. Hart has been Executive Vice President - Human Resources and External Affairs since January 2016. He was Vice President - Total Rewards from August 2013 to January 2016.

Mr. Bendali has been Vice President and President of the Engineered Materials Group since August 2022. He was Vice President of Operations for the Engineered Materials Group from October 2021 to July 2022 and was General Manager of the Noise, Vibration and Harshness Division from October 2019 to September 2021. Prior to joining the Company as part of the acquisition of LORD Corporation ("Lord") in October 2019, Mr. Bendali was Vice President at LORD with responsibility for Aerospace and Defense sales, marketing and programs.

Mr. Bracht has been Vice President and President of the Motion Systems Group since August 2021. He was Vice President of Operations for the Engineered Materials Group from July 2018 to August 2021. He was President and Chief Executive Officer of Bendix Commercial Vehicle Systems LLC from 2015 to 2018. Bendix designs, develops and supplies products under the Bendix brand name for medium- and heavy-duty trucks, tractors, trailers, buses, and other commercial vehicles throughout North America. Prior to Bendix, he held several executive leadership positions during his 24-year career at Bosch Rexroth, including President and Chief Executive Officer of Bosch Rexroth Americas.

Mr. Czaja has been Vice President - Chief Technology and Innovation Officer since January 2021. He was Vice President of Technology and Innovation for the Motion Systems Group from August 2019 to December 2020; Vice President of Technology and Innovation for the Aerospace Group from August 2004 to July 2019; and Division Engineering Director from October 2000 to July 2004.

Mr. Gentile has been Vice President - Global Supply Chain since July 2017. He was General Manager of the Company's Process Filtration Division from December 2013 to July 2017 and was Vice President of Supply Chain for the Filtration Group from July 2008 to November 2013.

Ms. Ives has been Vice President and Controller since January 2021. She was Vice President, Assistant Controller from September 2020 to December 2020; Group VP Controller for the Instrumentation Group from November 2019 to August 2020; and Division Controller for the Electromechanical and Drives Division from August 2010 to October 2019.

Mr. Leonti has been Vice President, General Counsel and Secretary since July 2014. He was Assistant Secretary from April 2011 to July 2014; and Associate General Counsel from January 2008 to July 2014.

Mr. Malone has been Vice President and President of the Filtration Group since December 2014. He was Vice President of Operations for the Filtration Group from January 2013 to December 2014. He is also a Director of The Manitowoc Company, Inc.

Mr. Parel has been Vice President - Chief Digital and Information Officer since January 2021. He was Vice President and Chief Information Officer from October 2018 to January 2021. He was Vice President and Chief Information Officer at Dover Corporation from May 2016 through October 2018. Dover is a diversified global manufacturer that delivers equipment and components, consumable supplies, aftermarket parts, software and digital solutions and support services.

Mr. Reidy has been Vice President and President of the Aerospace Group since January 2024. He was Vice President of Operations for the Aerospace Group from December 2022 to December 2023. He held General Manager roles with the Precision Fluidics Division, the Advanced Atomization Technologies joint venture, and the Gas Turbine Fuel Systems Division from May 2017 to December 2022.

Mr. Scott has been Vice President and President of the Fluid Connectors Group since January 2024. He was Vice President of Operations for the Aerospace Group from May 2021 to December 2023 and also served as Integration Leader for Parker's acquisition of Meggitt plc. He held General Manager roles with the Gas Turbine Fuel Systems Division and the Fluid Systems Connectors Divisions from December 2015 to May 2021. Prior to joining Parker, Scott was President – TE Wire & Cable for Berkshire Hathaway and previously held leadership roles at Danaher Corporation and Deloitte Consulting.

ITEM 1A. Risk Factors.

The following "risk factors" identify what we believe to be the risks that could materially adversely affect our financial and/or operational performance. These risk factors should be considered and evaluated together with information incorporated by reference or otherwise included elsewhere in this Annual Report on Form 10-K. Additional risks not currently

known to the Company or that the Company currently believes are immaterial also may impair the Company's business, financial condition, results of operations and cash flows.

Business and Operational Risks

Risks arising from uncertainty in worldwide and regional economic conditions may harm our business and make it difficult to project long-term performance.

Our business is sensitive to global macro-economic conditions. Macroeconomic downturns may have an adverse effect on our business, results of operations and financial condition, as well as our distributors, customers and suppliers, and on activity in many of the industries and markets we serve. Among the economic factors which may have such an effect are manufacturing and other end-market activity, currency exchange rates, air travel trends, difficulties entering new markets, tariffs and governmental trade and monetary policies, global pandemics, and general economic conditions such as inflation, deflation, interest rates and credit availability. These factors may, among other things, negatively impact our level of purchases, capital expenditures, and creditworthiness, as well as our distributors, customers and suppliers, and, therefore, the Company's revenues, operating profits, margins, and order rates.

We cannot predict changes in worldwide or regional economic conditions and government policies, as such conditions are highly volatile and beyond our control. If these conditions deteriorate or remain at depressed levels for extended periods, however, our business, results of operations and financial condition could be materially adversely affected.

As a global business, we are exposed to economic, political and other risks in different countries in which we operate, which could materially reduce our sales, profitability or cash flows, or materially increase our liabilities.

Our net sales attributable to selling locations outside of the United States were approximately 36 percent in 2024, 37 percent in 2023 and 39 percent in 2022. In addition, many of our customers, manufacturing operations and suppliers are located outside the United States. The Company expects net sales from non-U.S. markets to continue to represent a significant portion of its total net sales. Our non-U.S. operations are subject to risks in addition to those facing our domestic operations, including:

- fluctuations in currency exchange rates and/or changes in monetary policy;
- limitations on ownership and on repatriation of earnings;
- transportation delays and other supply chain disruptions;
- political, social and economic instability and disruptions, including armed conflicts such as the current conflict between Russia and Ukraine;
- government embargoes, sanctions or trade restrictions, including possible further restrictions on trade and/or obstacles to conducting business in China;
- the imposition of duties and tariffs and other trade barriers;
- import and export controls;
- labor unrest and current and changing regulatory environments;
- public health crises, including pandemics;
- the potential for nationalization of enterprises;
- difficulties in staffing and managing multi-national operations;
- limitations on our ability to enforce legal rights and remedies;
- potentially adverse tax consequences; and
- difficulties in implementing restructuring actions on a timely basis.

For example, the global nature of our business and our operations exposes us to political, economic, and other conditions in foreign countries and regions, including geopolitical risks such as the current conflict between Russia and Ukraine. The broader consequences of this conflict, which may include further sanctions, embargoes, regional instability, and geopolitical shifts; potential retaliatory action by the Russian government against companies, including possible nationalization of foreign businesses in Russia; increased tensions between the United States and countries in which we operate; and the extent of the conflict's effect on our business and results of operations as well as the global economy, cannot be predicted. To the extent the current conflict between Russia and Ukraine adversely affects our business, it may also have the effect of heightening many other risks, any of which could materially and adversely affect our business and results of operations. Such risks include, but are not limited to, adverse effects on macroeconomic conditions, including inflation, particularly with regard to raw material, transportation and labor price fluctuations; disruptions to our information technology environment, including through cyberattack, ransom attack, or cyber-intrusion; adverse changes in international trade policies and relations; disruptions in global supply chains; and our exposure to foreign currency exchange rate changes. In addition, there continues to be uncertainty about the future relationship between the U.S. and China, including with respect to trade policies, treaties, government regulations and tariffs. Any increased trade barriers or restrictions on global trade, including trade with China, could adversely impact our business, results of operations or financial condition.

If we are unable to successfully manage the risks associated with expanding our global business or adequately manage operational fluctuations internationally, the risks could have a material adverse effect on our business, results of operations or financial condition.

Increased cybersecurity threats and more sophisticated and targeted computer crime have posed and could continue to pose a risk to our information technology systems, and a disruption to or breach in the security of such systems, if material, could have adverse effects on our result of operations and financial condition.

We rely extensively on information technology systems to manage and operate our business, some of which are managed or accessible by third parties. The security and functionality of these information technology systems, and the processing of data by these systems, are critical to our business operations. If these systems, or any part of the systems, are damaged, intruded upon, attacked, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, criminal acts, including hardware or software break-ins or extortion attempts, or viruses, or other cybersecurity incidents) and we suffer any resulting interruption in our ability to manage and operate our business or if our products are affected, our results of operations and financial condition could be materially adversely affected. There can be no guarantee that the actions and controls we have implemented and are implementing, or which we cause or have caused third-parties with access to our systems to implement, will be sufficient to protect and mitigate risks associated with our information technology systems. Additionally, certain of our employees working remotely at times and the increased adoption of generative artificial intelligence may increase our vulnerability to cyber and data protection risks. In addition to existing risks, any adoption or deployment of or exposure to new technologies via acquisitions or internal initiatives or changes to our information technology systems as a result of divestitures may increase our exposure to risks, breaches, or failures, which could materially adversely affect our results of operations or financial condition. Furthermore, the Company has access to sensitive, confidential, or personal data or information that is subject to privacy and security laws, regulations, or other contractually-imposed controls. Despite our use of reasonable and appropriate controls, security breaches, theft, misplaced, lost or corrupted data, programming, or employee errors and/or malfeasance have led and could in the future lead to the compromise or improper use of such sensitive, confidential, or personal data or information. Such events may result in possible negative consequences, such as fines, ransom demands, penalties, failure to comply with laws governing sensitive data, loss of reputation, intellectual property, competitiveness or customers, increased security and compliance costs or other negative consequences. Further, the amount of insurance coverage that we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity incident. Depending on the nature and magnitude of these events, they may have an adverse impact on our results of operations or financial condition.

Price and supply fluctuations of the raw materials used in our production processes and by our suppliers of component parts could negatively impact our financial results.

Our supply of raw materials could be interrupted for a variety of reasons, including availability and pricing. Furthermore, changes to United States and other countries' tariff and import/export regulations have in the past and may in the future have a negative impact on the availability and pricing of raw materials. Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect our results of operations and profit margins. Our efforts to manage these fluctuations by, among other things, passing along price increases to our customers, may be subject to a time delay between the increased raw material prices and our ability to increase the price of our products, or we may be unable to increase the prices of our products due to pricing pressure, contract terms or other factors. Any such inability to manage fluctuations could adversely impact our results of operations and cash flows.

Our suppliers of component parts may significantly and quickly increase their prices in response to increases in costs of raw materials that they use to manufacture the component parts. As a result, we may not be able to increase our prices

commensurately with our increased costs. Consequently, our results of operations or financial condition could be materially adversely affected.

Our operations are subject to natural and man-made unexpected events that may increase our costs, interrupt production or our supply chain or otherwise adversely affect our business, results of operations or financial condition.

The occurrence of one or more unexpected events, including war, acts of terrorism or violence, civil unrest, fires, tornadoes, hurricanes, earthquakes, floods and other forms of severe weather in the United States or in other countries in which we operate or in which our suppliers are located could adversely affect our operations and financial performance. Natural disasters, pandemics, equipment failures, power outages or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of component products from some local and international suppliers, and disruption and delay in the transport of our products to dealers, end-users and distribution centers. Existing insurance coverage may not provide protection for all of the costs that may arise from such events. The impacts of these unexpected events are difficult to predict but could have a material adverse effect on our business, results of operations or financial condition.

Changes in the demand for and supply of our products may adversely affect our financial results, financial condition and cash flow.

Demand for and supply of our products has been and may be adversely affected by numerous factors, some of which we cannot predict or control. Such factors include:

- changes in business relationships with and purchases by or from major customers, suppliers or distributors, including delays or cancellations in shipments, disputes regarding contract terms or significant changes in financial condition, and changes in contract cost and revenue estimates for new development programs;
- changes in product mix;
- changes in the market acceptance of our products;
- increased competition in the markets we serve;
- declines in the general level of industrial production;
- weakness in the end-markets we serve;
- fluctuations in the availability or the prices of raw materials; and
- fluctuations in currency exchange rates.

If any of these factors occur, the demand for and supply of our products could suffer, which could materially adversely affect the Company's results of operations.

The development of new products and technologies requires substantial investment and is required to remain competitive in the markets we serve. If we are unable to successfully introduce new commercial products, our profitability could be adversely affected.

The markets we serve are characterized by rapidly changing technologies and frequent introductions of new products and services. Our ability to develop new products based on technological innovation can affect our competitive position and often requires the investment of significant resources. If we cannot develop, or have difficulties or delays developing new and enhanced products and services, or if we fail to gain market or regulatory acceptance of new products and technologies, our revenues may be materially reduced and our competitive position could be materially adversely affected. In addition, we may invest in research and development of products and services, or in acquisitions or other investments, that do not lead to significant revenue, which could adversely affect our profitability.

Changes in the competitive environment in which we operate may eliminate any competitive advantages that we currently have, which could adversely impact our business.

Our operations are subject to competition from a wide variety of global, regional and local competitors, which could adversely affect our results of operations by creating downward pricing pressure and/or a decline in our margins or market shares. To compete successfully, we must excel in terms of product quality and innovation, technological and engineering capability, manufacturing and distribution capability, delivery, price competitiveness, and customer experience.

We may be required to make material expenditures in order to comply with environmental laws and regulations, to address the effects of climate change and to respond to customer needs and investor expectations regarding climate-related goals, each of which may negatively impact our business.

Our operations necessitate the use and handling of hazardous materials and, as a result, subject us to various U.S. federal, state and local laws and regulations, as well as non-U.S. laws, designed to protect the environment and to regulate the discharge of materials into the environment. These laws impose penalties, fines and other sanctions for non-compliance and liability for response costs, property damages and personal injury resulting from past and current spills, disposals or other releases of, or the exposure to, hazardous materials. Among other laws, we are subject to the U.S. federal "Superfund" law, under which we have been designated as a "potentially responsible party" and may be liable for clean-up costs associated with various waste sites, some of which are on the United States Environmental Protection Agency's Superfund priority list. We could incur substantial costs as a result of non-compliance with or liability for cleanup or other costs or damages under environmental laws, including the "Superfund" law.

In addition, increased worldwide focus on climate change issues has led to legislative and regulatory efforts to limit greenhouse gas emissions. Increased regulation of greenhouse gas emissions and other climate change concerns could subject us to additional costs and restrictions, including increased energy and raw material costs. We are not able to predict how such regulations would affect our business, operations or financial results, but increased regulation could have a material adverse effect on our business, operations and financial condition.

Further, climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations. Extreme weather events linked to climate change, including hurricanes, flooding, wildfires, high heat and water scarcity, among others, create physical risks to our operating locations and supply chains. Although we are working towards and intend to meet our goal of making our own operations carbon neutral by 2040, we may be required to expend significant resources to do so, which could increase our operational costs. Further, there can be no assurance of the extent to which any of our climate-related goals will be achieved, if at all, including on the timeline expected by customers or investors, or that any future investments we make in furtherance of achieving our goals will meet customer expectations and needs, investor expectations or market standards regarding sustainability, including reducing greenhouse gas emissions. Any failure, or perceived failure, by us to achieve our climate-related goals, further our initiatives, adhere to our public statements, comply with federal, state or international climate-related laws and regulations or meet evolving and varied customer and investor expectations and standards could result in legal and regulatory proceedings against us or could cause our customers to find other suppliers, each of which could adversely affect our reputation, the market price of our common shares, our results of operations, our financial condition or our cash flows.

We operate in challenging markets for talent and may fail to attract, develop and retain key personnel.

We depend on the skills, institutional knowledge, working relationships, and continued services and contributions of key personnel, including our leadership team and others at all levels of the company, as a critical part of our human capital resources. In addition, our ability to achieve our operating and strategic goals depends on our ability to identify, hire, train and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel in a highly competitive labor market, and we may lose key personnel or fail to attract other talented personnel or otherwise identify and retain suitable replacements. Any such loss or failure could have material adverse effects on our results of operations, financial condition and cash flows.

Strategic Transactions Risks

We are subject to risks relating to acquisitions and joint ventures, and risks relating to the integration of acquired companies.

We expect to continue our strategy of identifying and acquiring businesses with complementary products and services, and entering into joint ventures, which we believe will enhance our operations and profitability. However, there can be no assurance that we will be able to continue to find suitable businesses to purchase or joint venture opportunities, or that we will be able to acquire such businesses or enter into such joint ventures on acceptable terms. In addition, we may be unable to obtain necessary regulatory approvals or support for otherwise suitable business targets or joint venture opportunities, and we may be unable to obtain such regulatory approvals or support on the timeline or terms that we anticipate, if at all. Furthermore, there are no assurances that we will be able to avoid acquiring or assuming unexpected liabilities. If we are unable to avoid these risks, our results of operations and financial condition could be materially adversely affected.

In addition, we may not be able to integrate successfully any businesses that we purchase into our existing business, and it is possible that any acquired businesses or joint ventures may not be profitable. We may encounter, or have encountered, the following difficulties during the integration process:

- the consequences of a change in tax treatment, including the cost of integration and compliance and the possibility that the full benefits anticipated to result from the acquisitions may not be realized;
- delays in the integration of management teams, strategies, operations, products, and services;
- differences in business backgrounds, corporate cultures, and management philosophies that may delay successful integration;
- the ability to retain key employees;
- the ability to create and enforce uniform standards, controls, procedures, policies, and information systems;
- challenges of integrating complex systems, technologies, networks, and other assets of the acquired companies in a manner that minimizes any adverse impact or disruptions to customers, suppliers, employees, and other constituencies; and
- unknown liabilities and unforeseen increased expenses or delays associated with the integration beyond current estimates.

The successful integration of new businesses and the success of joint ventures also depend on our ability to manage these new businesses and cut excess costs. If we are unable to avoid these risks, our results of operations and financial condition could be materially adversely affected.

Our results may be adversely affected if expanded operations from acquisitions are not effectively managed.

Our recent acquisitions have greatly expanded the size and complexity of our business. Our future success depends, in part, on the ability to manage this expanded business, which may pose or has posed substantial challenges for management, including challenges related to the management and monitoring of the expanded global operations and new manufacturing processes and products, and the associated costs and complexity. There can be no assurance of successful management of these matters or that we will realize the expected benefits of the acquisitions.

The Company may be subject to risks relating to organizational changes.

We regularly execute organizational changes such as acquisitions, divestitures and realignments to support our growth and cost management strategies. We also engage in initiatives aimed to increase productivity, efficiencies and cash flow and to reduce costs. The Company commits significant resources to identify, develop and retain key employees to ensure uninterrupted leadership and direction. If we are unable to successfully manage these and other organizational changes, the ability to complete such activities and realize anticipated synergies or cost savings as well as our results of operations and financial condition could be materially adversely affected. We cannot offer assurances that any of these initiatives will be beneficial to the extent anticipated, or that the estimated efficiency improvements, incremental cost savings or cash flow improvements will be realized as anticipated or at all.

Financial Risks

Increasing costs of certain employee and retiree benefits could adversely affect our liability for such benefits.

The funding requirements and the amount of expenses recorded for our defined benefit pension plans are dependent on changes in market interest rates and the value of plan assets, which are dependent on actual plan asset returns. Significant changes in market interest rates and decreases in the fair value of plan assets and investment losses on plan assets would increase funding requirements and expenses and may adversely impact our results of operations.

The Company absorbs a portion of healthcare costs for its employees. If healthcare costs rise significantly and we continue to absorb the majority of these costs, these increasing costs may adversely impact our future results of operations.

Additional liabilities relating to changes in tax rates or exposure to additional income tax liabilities could adversely impact our financial condition and cash flow.

We are subject to income taxes in the U.S. and various non-U.S. jurisdictions. Our domestic and international tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future financial condition and cash flow could be adversely affected by changes in effective tax rate as a result of changes in tax laws and judicial or regulatory interpretation thereof, the mix of earnings in countries with differing statutory tax rates, changes in overall profitability, changes in U.S. generally accepted accounting principles ("GAAP"), or changes in the valuation of deferred tax assets. In addition, the amount of income taxes paid by the Company is subject to ongoing audits by non-U.S. and U.S. federal, state and local tax authorities. If these audits result in assessments different from estimated amounts, future financial results may include unfavorable adjustments to the Company's tax liabilities, which could have a material adverse effect on the Company's financial condition and cash flow.

Our indebtedness and restrictive covenants under our credit facilities could limit our operational and financial flexibility.

We have incurred significant indebtedness, and may incur additional debt for acquisitions, operations, research and development and capital expenditures, or for other reasons related to our overall capital deployment strategy. Our ability to make interest and scheduled principal payments and meet restrictive covenants could be adversely impacted by changes in the availability, terms and cost of capital, changes in interest rates or changes in our credit ratings or our outlook. These changes could increase our cost of financing and limit our debt capacity, thereby limiting our ability to pursue acquisition opportunities, react to market conditions and meet operational and capital needs, which may place us at a competitive disadvantage.

We carry goodwill on our balance sheet, which is subject to impairment testing and could subject us to significant non-cash charges to earnings in the future if impairment occurs.

We have goodwill recorded on our balance sheet. Goodwill is not amortized, but is tested for impairment annually as of December 31, in the third quarter or more often if events or changes in circumstances indicate a potential impairment may exist. Factors that could indicate that our goodwill is impaired include a decline in our stock price and market capitalization, lower than projected operating results and cash flows, and slower growth rates in our industry. Declines in our stock price, lower operating results and any decline in industry conditions in the future could increase the risk of impairment. Impairment testing incorporates our estimates of future operating results and cash flows, estimates of allocations of certain assets and cash flows among reporting units, estimates of future growth rates, and our judgment regarding the applicable discount rates used on estimated operating results and cash flows. If we determine at a future time that impairment exists, it may result in a significant non-cash charge to earnings and lower stockholders' equity.

Legal and Regulatory Risks

As a provider of products to the U.S. government, we are subject to additional risks related to future government spending as well as unusual performance conditions and enhanced compliance risks.

In addition to the risks identified herein, doing business with the U.S. government subjects us to unusual risks, including dependence on the level of government spending and compliance with and changes in governmental acquisition regulations. Agreements relating to the sale of products to government entities may be subject to termination, reduction or modification, either at the convenience of the government or for our failure to perform, or other unsatisfactory performance under the applicable contract. We are subject to government investigations of our business practices and compliance with government acquisition regulations. If the Company were charged with wrongdoing as a result of any such investigation, it could be suspended from bidding on or receiving awards of new government contracts, and we could be subject to fines or penalties associated with contract non-compliance or resulting from such investigations, which could have a material adverse effect on our results of operations.

Litigation and legal and regulatory proceedings against the Company could decrease our liquidity, impair our financial condition and adversely affect our results of operations.

From time to time, we are subject to litigation or other commercial disputes and other legal and regulatory proceedings relating to our business. Due to the inherent uncertainties of any litigation, commercial disputes or other legal or regulatory proceedings, we cannot accurately predict their ultimate outcome, including the outcome of any related appeals. An unfavorable outcome could materially adversely impact our business, financial condition and results of operations. Furthermore, as required by U.S. GAAP, we establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments in excess of our reserves, which could have an adverse effect on our results of operations.

We are subject to national and international laws and regulations, such as the anti-corruption laws of the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, relating to our business and our employees. Despite our policies, procedures and compliance programs, our internal controls and compliance systems may not be able to protect the Company from prohibited acts willfully committed by our employees, agents or business partners that would violate such applicable laws and regulations. Any such improper acts could damage the Company's reputation, subject us to civil or criminal judgments, fines or penalties, and could otherwise disrupt the Company's business, and as a result, could materially adversely impact our business, financial condition and results of operations.

Further, our operations are subject to certain antitrust and competition laws in the jurisdictions in which we conduct our business, in particular the United States and Europe. These laws prohibit, among other things, anticompetitive agreements and practices. If any of our commercial agreements or practices are found to violate or infringe such laws, we may be subject to civil and other penalties. We may also be subject to third-party claims for damages. Further, agreements that infringe antitrust and competition laws may be void and unenforceable, in whole or in part, or require modification in order to be lawful and enforceable. Accordingly, any violation of these laws could harm our reputation and could have a material adverse effect on our earnings, cash flows and financial condition.

Due to the nature of our business and products, we may be liable for damages based on product liability claims.

Our businesses expose us to potential product liability risks that are inherent in the design, manufacture and sale of our products and the products of third-party vendors that we use or resell. Significant product liability claims could have a material adverse effect on the Company's financial condition, liquidity and results of operations. Although we currently maintain what we believe to be suitable and adequate product liability insurance, there can be no assurance that we will be able to maintain our insurance on acceptable terms or that our insurance will provide adequate protection against all potential significant liabilities.

Failure to protect our intellectual property and know-how could reduce or eliminate any competitive advantage and reduce our sales and profitability, and the cost of protecting our intellectual property may be significant.

Protecting our intellectual property is critical to our innovation efforts. We own a number of patents, trade secrets, copyrights, trademarks, trade names and other forms of intellectual property related to our products and services throughout the world and in the operation of our business. We also have exclusive and non-exclusive rights to intellectual property owned by others. Our intellectual property may be challenged, stolen or otherwise infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, the global nature of our business increases the risk that our intellectual property may be subject to infringement, theft or other unauthorized use or disclosure by others. In some cases, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are inadequate or undeveloped. And the cost of enforcing our rights may be significant. Unauthorized use or disclosure of our intellectual property rights or our inability to protect our intellectual property rights could lead to reputational harm and/or adversely impact our competitive position and results of operations.

ITEM 1B. **Unresolved Staff Comments.** None.

ITEM 1C. **Cybersecurity.**

Cybersecurity Risk Management and Strategy

Parker is committed to the protection of the Company's data, data systems and digital assets while in storage, use or transit. Our cybersecurity program is integrated into our overall Enterprise Risk Management program and exists to secure our information systems and data assets, including those data assets entrusted to us by our stakeholders, and to promote our compliance with applicable laws and regulations.

We proactively work to address cybersecurity risk through our Digital & IT Risk Management Program, which focuses on identifying, assessing, responding to, monitoring and remediating cybersecurity-related risks. Parker's dedicated Cyber Security team utilizes the National Institute of Standards and Technology (NIST) Cyber Security Framework as its primary resource for identifying areas of risk and benchmarking and implementing continuous improvements. Our technical security configuration employs a centrally managed, layered approach, including hardened PCs, endpoint security detection software, email security, firewall appliances, and various network security protections. We employ enhanced security measures for operational technologies and secure account management, including recently adding a secondary anti-malware solution to our existing software to bolster our company-wide defenses. Additionally, we utilize third-party security monitoring services to further improve our 24/7 monitoring capabilities. We also maintain a third-party risk management program designed to oversee, identify, and reduce the potential impact to Parker and our customers of a security incident at a third-party vendor, supplier or other provider.

We have adopted comprehensive Information Security Policies and Standards that clearly articulate Parker's expectations and requirements with respect to acceptable use, risk management, data privacy, education and awareness, security incident management and reporting, identity and access management, third-party management, security (with respect to physical assets, products, networks and systems), security monitoring and vulnerability identification. These policies and standards set forth a detailed security incident management and reporting protocol, with clear escalation timelines and responsibilities. We also maintain a global incident response plan and regularly conduct exercises to help with our overall preparedness.

We believe cybersecurity is the responsibility of every team member and provide ongoing mandatory cybersecurity awareness training globally to help team members recognize, avoid and report malicious activity. This includes interactive training to engage team members in identifying phishing risks and their appropriate response. We also provide regular training on data protection so that our team members understand the types of data they have and how to safeguard it.

Continuous improvement is a critical aspect of Parker's cybersecurity program, which is why we integrate security intelligence from internal and external sources to help identify areas for improvement and gap remediation. As a supplement to our internal cybersecurity capabilities and controls, we partner with third-party consultants and advisors to conduct penetration testing and to assess our incident response plan. We periodically undergo a third-party risk assessment and third-party incident response adversarial engagement exercises to strengthen our security profile. We also conduct internal tabletop exercises to prepare for responding to potential cybersecurity events. Parker also maintains cyber security insurance designed to mitigate the impact of any attacks or threats to our business.

As of the date of this report, we do not believe that any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. However, as discussed more fully under Item 1A. "Risk Factors—Business and Operational Risks" of this Form 10-K, cybersecurity threats remain a risk to our business operations.

Cybersecurity Governance

Management is responsible for assessing and managing material risks from cybersecurity threats with leadership from the Company's Vice President – Chief Digital and Information Officer (CDIO), who is responsible for the Company's global Digital, Information Technology and Cyber Security organization. Our CDIO has served in various roles in information technology and information security for over 18 years with Fortune 500 companies. Our CDIO holds Bachelor of Science and Master of Science degrees in Computer Engineering. He has also completed other advanced leadership training and coursework regarding cybersecurity risk management. Our CDIO reports directly to the Chief Executive Officer.

Parker's cybersecurity program is led by our Digital & IT VP – Infrastructure and Security, who functions as our chief information security officer (CISO) and has over 23 years of experience in cybersecurity operations, cybersecurity governance and compliance, risk management, operational technology (OT) and connected products (IoT) with global Fortune 200 and Fortune 500 companies across diverse industries, such as retail, consumer goods, entertainment and manufacturing. The CISO reports to our CDIO and is supported by and receives regular updates from our dedicated Cyber Security team within our IT function, as well as our IT Risk Council, a cross-functional group that meets regularly to optimize our Digital & IT Risk Management Program and promote alignment with our Enterprise Risk Management program.

Recognizing the importance of maintaining a secure environment for our products, data and systems that effectively supports our business objectives and customer needs, Parker's full Board of Directors maintains oversight of cybersecurity. Our Board receives an in-depth report from our CDIO, at least annually, on the overall cybersecurity program, and updates throughout the year from our CDIO and CISO regarding such topics as cyber-risk management and the status of projects to strengthen cybersecurity effectiveness.

ITEM 2. Properties. Our corporate headquarters is located in Cleveland, Ohio, and, at June 30, 2024, the Company maintained approximately 335 manufacturing plants. We also maintain various sales and administrative offices and distribution centers throughout the world. None of these manufacturing plants, administrative offices or distribution centers are individually material to our operations. The facilities are situated in 36 states within the United States and in 42 other countries. We own the majority of our manufacturing plants. Our leased properties consist of sales and administrative offices and distribution centers as well as manufacturing plants.

We believe that our properties have been adequately maintained, are in good condition generally and are suitable and adequate for our business as presently conducted. The extent to which we utilize our properties varies by property and from time to time. We believe that our restructuring efforts have brought capacity levels closer to present and anticipated needs. Most of our manufacturing facilities remain capable of handling volume increases.

ITEM 3. Legal Proceedings. None. From time to time we are involved in matters that involve governmental authorities as a party under federal, state and local laws that have been enacted or adopted regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment. We will report such matters that exceed, or that we reasonably believe may exceed, $1.0 million or more in monetary sanctions.

ITEM 4. Mine Safety Disclosures. Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) ***Market for the Registrant's Common Equity.*** The Company's common stock is listed for trading on the New York Stock Exchange ("NYSE") under the symbol "PH". As of July 31, 2024, the number of shareholders of record of the Company was 3,003.

(b) ***Use of Proceeds.*** Not Applicable.

(c) ***Purchases of Equity Securities by the Issuer and Affiliated Purchasers.***

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2024 through April 30, 2024	32,207	$ 551.08	32,207	7,375,817
May 1, 2024 through May 31, 2024	33,100	$ 544.07	33,100	7,342,717
June 1, 2024 through June 30, 2024	29,383	$ 513.01	29,383	7,313,334
Total	94,690		94,690	

[1] On October 22, 2014, the Company publicly announced that the Board of Directors increased the overall maximum number of shares authorized for repurchase under the Company's share repurchase program, first announced on August 16, 1990, so that, beginning on October 22, 2014, the maximum aggregate number of shares authorized for repurchase was 35 million shares. There is no limitation on the amount of shares that can be repurchased in a fiscal year. There is no expiration date for this program.

ITEM 6. [Reserved]

ITEM 7. <u>Management's Discussion and Analysis of Financial Condition and Results of Operations.</u>

Forward-Looking Statements

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Often but not always, these statements may be identified from the use of forward-looking terminology such as "anticipates," "believes," "may," "should," "could," "expects," "targets," "is likely," "will," or the negative of these terms and similar expressions, and may also include statements regarding future performance, orders, earnings projections, events or developments. Parker cautions readers not to place undue reliance on these statements. It is possible that the future performance may differ materially from expectations, including those based on past performance.

Among other factors that may affect future performance are:

- changes in business relationships with and orders by or from major customers, suppliers or distributors, including delays or cancellations in shipments;
- disputes regarding contract terms, changes in contract costs and revenue estimates for new development programs;
- changes in product mix;
- ability to identify acceptable strategic acquisition targets;
- uncertainties surrounding timing, successful completion or integration of acquisitions and similar transactions;
- ability to successfully divest businesses planned for divestiture and realize the anticipated benefits of such divestitures;
- the determination and ability to successfully undertake business realignment activities and the expected costs, including cost savings, thereof;
- ability to implement successfully business and operating initiatives, including the timing, price and execution of share repurchases and other capital initiatives;
- availability, cost increases of or other limitations on our access to raw materials, component products and/or commodities if associated costs cannot be recovered in product pricing;
- ability to manage costs related to insurance and employee retirement and health care benefits;
- legal and regulatory developments and other government actions, including related to environmental protection, and associated compliance costs; supply chain and labor disruptions, including as a result of labor shortages;
- threats associated with international conflicts and cybersecurity risks and risks associated with protecting our intellectual property;
- uncertainties surrounding the ultimate resolution of outstanding legal proceedings, including the outcome of any appeals;
- effects on market conditions, including sales and pricing, resulting from global reactions to U.S. trade policies;
- manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and economic conditions such as inflation, deflation, interest rates and credit availability; inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals;
- changes in the tax laws in the United States and foreign jurisdictions and judicial or regulatory interpretations thereof; and
- large scale disasters, such as floods, earthquakes, hurricanes, industrial accidents and pandemics.

The Company makes these statements as of the date of the filing of this Annual Report on Form 10-K for the year ended June 30, 2024 and undertakes no obligation to update them unless otherwise required by law.

Overview

The Company is a global leader in motion and control technologies. Leveraging a unique combination of interconnected technologies, we design, manufacture, and provide aftermarket support for highly engineered solutions that create value for customers primarily in aerospace and defense, in-plant and industrial equipment, transportation, off-highway, energy, and HVAC and refrigeration markets around the world.

By aligning around our purpose, Enabling Engineering Breakthroughs that Lead to a Better Tomorrow, Parker is better positioned for the challenges and opportunities of tomorrow.

The Win Strategy 3.0 is Parker's business system which defines the goals and initiatives that create responsible, sustainable growth and enable Parker's long-term success. It works with our purpose, which is a foundational element of The Win Strategy, to engage team members and create responsible and sustainable growth. Our shared values shape our culture and our interactions with stakeholders and the communities in which we operate and live.

We believe many opportunities for profitable growth are available. The Company intends to focus primarily on business opportunities in the areas of aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC and refrigeration. We believe we can meet our strategic objectives by:

- serving the customer and continuously enhancing its experience with the Company;
- successfully executing The Win Strategy initiatives relating to engaged people, premier customer experience, profitable growth and financial performance;
- maintaining a decentralized division and sales company structure;
- fostering a safety-first and entrepreneurial culture;
- engineering innovative systems and products to provide superior customer value through improved service, efficiency and productivity;
- delivering products, systems and services that have demonstrable savings to customers and are priced by the value they deliver;
- enabling a sustainable future by providing innovative clean technology solutions that offer a positive, global environmental impact and operating responsibly by reducing our energy use and emissions;
- acquiring strategic businesses;
- organizing around targeted regions, technologies and markets;
- driving efficiency by implementing lean enterprise principles; and
- creating a culture of empowerment through our values, inclusion and diversity, accountability and teamwork.

Our order rates provide a near-term perspective of the Company's outlook particularly when viewed in the context of prior and future order rates. The Company publishes its order rates on a quarterly basis. The lead time between the time an order is received and revenue is realized generally ranges from one day to 12 weeks for mobile and industrial orders and from one day to 18 months for aerospace orders.

We manage our supply chain through our "local for local" manufacturing strategy, ongoing supplier management process, and broadened supply base. We are monitoring inflation and manage its impact through a variety of cost and pricing measures, including continuous improvement and lean initiatives. Additionally, we strategically manage our workforce and discretionary spending. At the same time, we are appropriately addressing the ongoing needs of our business so that we continue to serve our customers.

Over the long term, the extent to which our business and results of operations will be impacted by economic and political uncertainty, geopolitical risks and public health crises depends on future developments that remain uncertain. We will continue to monitor the global environment and manage our business with the goal to minimize unfavorable impacts on operations and financial results.

The discussion below is structured to separately discuss the Consolidated Statement of Income, Business Segments, and Liquidity and Capital Resources. The term "year" and references to specific years refer to the applicable fiscal year. Dollars are presented in millions, except per share amounts or as otherwise noted, and totals may not sum due to rounding. Discussion of the 2022 financial statements is included in Part II, Item 7 of the Company's 2023 Annual Report on Form 10-K.

CONSOLIDATED STATEMENT OF INCOME

The Consolidated Statement of Income summarizes the Company's operating performance. The discussion below compares the operating performance in 2024 and 2023.

(dollars in millions)		2024		2023
Net sales	$	19,930	$	19,065
Gross profit margin		35.8 %		33.7 %
Selling, general and administrative expenses	$	3,315	$	3,354
Selling, general and administrative expenses, as a percent of sales		16.6 %		17.6 %
Interest expense	$	506	$	574
Other (income) expense, net		(277)		184
Gain on sale of businesses and assets, net	$	(12)	$	(363)
Effective tax rate		20.9 %		22.2 %
Net income attributable to common shareholders	$	2,844	$	2,083

Net sales in 2024 increased from the 2023 amount due to higher sales in the Aerospace Systems Segment resulting from strength across commercial and defense markets, partially offset by lower sales in the Diversified Industrial Segment. The acquisition (the "Acquisition") of Meggitt plc ("Meggitt") increased sales by approximately $501 million during the current year. The effect of currency exchange rates decreased net sales in 2024 by approximately $10 million, which is attributable to the Diversified Industrial Segment, partially offset by an increase in net sales due to the effect of currency exchange rates in the Aerospace Systems Segment. The impact of divestiture activity decreased sales by approximately $62 million in 2024.

Gross profit margin (calculated as net sales less cost of sales, divided by net sales) increased in 2024 primarily due to higher margins in both segments resulting from price increases, favorable product mix, moderating material and freight costs and operational efficiencies. In addition, cost of sales in 2023 included $110 million of amortization expense related to the step-up in inventory to fair value resulting from the Acquisition.

Cost of sales also included business realignment and acquisition integration charges of $34 million in 2024 compared to $29 million in 2023.

Selling, general and administrative expenses ("SG&A") decreased in 2024 compared to 2023 primarily due to the absence of acquisition-related transaction costs in 2023 totaling $115 million and benefits from prior-year acquisition integration and business realignment activities. The decrease was partially offset by an increase in intangible asset amortization and share-based compensation expense, as well as an increase in general and administrative expenses resulting from the Acquisition.

SG&A also included business realignment and acquisition integration charges of $55 million and $94 million in 2024 and 2023, respectively.

Interest expense in 2024 decreased compared to 2023 primarily due to the repayment of debt.

Other (income) expense, net included the following:

(dollars in millions)		2024		2023
Expense (income)				
Foreign currency transaction (gain) loss	$	(38)	$	46
Income related to equity method investments		(152)		(124)
Non-service components of retirement benefit cost		(73)		(67)
Interest income		(15)		(46)
Loss on deal-contingent forward contracts		—		390
Other items, net		1		(15)
	$	(277)	$	184

Foreign currency transaction (gain) loss primarily relates to the impact of exchange rates on cash, forward contracts, certain cross-currency swap contracts and intercompany transactions. During 2023, it also includes foreign currency transaction loss associated with completing the Acquisition.

Loss on deal-contingent forward contracts includes a loss on the deal-contingent forward contracts related to the Acquisition. Refer to Note 17 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Gain on sale of businesses and assets, net in 2023 includes a gain on the sale of the aircraft wheel and brake business within the Aerospace Systems Segment of $374 million. Refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Effective tax rate in 2024 was lower than 2023, due to an overall increase in discrete tax benefits along with a change in U.S. state and local income taxes and non-recurring acquisition expenses. Refer to Note 5 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for a reconciliation of the U.S. federal statutory tax rate to our effective tax rate.

BUSINESS SEGMENT INFORMATION

The Business Segment information presents sales and operating income on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making.

Diversified Industrial Segment

(dollars in millions)		2024		2023
Net Sales				
North America businesses	$	8,800	$	8,916
International businesses		5,657		5,789
Diversified Industrial Segment		14,457		14,706
Operating income				
North America businesses		1,964		1,853
International businesses		1,213		1,218
Diversified Industrial Segment	$	3,176	$	3,071
Operating income as a percent of sales				
North America businesses		22.3 %		20.8 %
International businesses		21.4 %		21.0 %
Diversified Industrial Segment		22.0 %		20.9 %
Backlog	$	4,182	$	4,786

The Diversified Industrial Segment operations experienced the following percentage changes in net sales:

	2024
North America businesses – as reported	(1.3)%
Acquisitions	0.9 %
Divestitures	(0.3)%
Currency	0.3 %
North America businesses – without acquisitions, divestitures and currency[1]	(2.2)%
International businesses – as reported	(2.3)%
Acquisitions	0.7 %
Currency	(1.0)%
International businesses – without acquisitions and currency[1]	(2.0)%
Diversified Industrial Segment – as reported	(1.7)%
Acquisitions	0.8 %
Divestitures	(0.2)%
Currency	(0.2)%
Diversified Industrial Segment – without acquisitions, divestitures and currency[1]	(2.1)%

[1]This table reconciles the percentage changes in net sales of the Diversified Industrial Segment reported in accordance with accounting principles generally accepted in the United States of America ("GAAP") to percentage changes in net sales adjusted to remove the effects of acquisitions and divestitures for 12 months after their completion as well as changes in currency exchange rates (a non-GAAP measure). The effects of acquisitions, divestitures and changes in currency exchange rates are removed to allow investors and the Company to meaningfully evaluate the percentage changes in net sales on a comparable basis from period to period.

Net Sales

Diversified Industrial Segment sales in 2024 decreased $249 million from 2023. The Acquisition increased sales by approximately $115 million. The effect of currency exchange rates decreased sales by approximately $30 million. The impact of divestiture activity decreased sales by approximately $23 million. Excluding the effects of the Acquisition, changes in currency exchange rates and divestiture activity, sales in 2024 decreased $312 million from prior-year levels.

North America businesses - Sales within the North America businesses of the Diversified Industrial Segment decreased $116 million in 2024. The effect of the Acquisition increased sales by approximately $77 million. The effect of currency exchange rates increased sales by approximately $25 million during the year. The impact of divestiture activity decreased sales by approximately $23 million. Excluding the effects of the Acquisition, changes in the currency exchange rates and divestiture activity, sales in 2024 decreased $196 million from prior-year levels reflecting lower demand within the HVAC and refrigeration, transportation, off-highway and in-plant and industrial equipment markets. The decrease in sales was partially offset by an increase in demand within the aerospace and defense and energy markets.

International businesses - Sales within the International businesses of the Diversified Industrial Segment decreased $132 million in 2024. The effect of the Acquisition increased sales by approximately $38 million. The effect of currency exchange rates decreased sales by approximately $54 million, reflecting the strengthening of the U.S. dollar primarily against currencies in Turkey, China and Japan, partially offset by the weakening of the U.S. dollar primarily against currencies in the Eurozone countries and United Kingdom. Excluding the effects of the Acquisition and changes in the currency exchange rates, sales in 2024 decreased $116 million from prior-year levels primarily due to lower sales in the Asia Pacific region and Europe, partially offset by an increase in sales in Latin America.

Within Europe, the decrease in sales was primarily due to lower demand within the HVAC and refrigeration, off-highway, energy and in-plant and industrial equipment markets, partially offset by higher demand within the aerospace and defense and transportation markets.

Within the Asia Pacific region, the decrease in sales was primarily due to lower demand within the in-plant and industrial equipment, energy, off-highway and HVAC and refrigeration markets, partially offset by higher demand within the aerospace and defense and transportation markets.

Within Latin America, the increase in sales was primarily due to higher demand within the aerospace and defense, in-plant and industrial equipment, energy, HVAC and refrigeration, off-highway and transportation markets.

Operating Margin

Diversified Industrial Segment operating margin increased in 2024, in both the North America and International businesses, primarily due to benefits from price increases, favorable product mix, moderating material and freight costs and operational efficiencies. These benefits were partially offset by higher business realignment charges in the current year.

Business Realignment

The following business realignment and acquisition integration charges are included in the Diversified Industrial Segment operating income:

(dollars in millions)		2024		2023
North America businesses	$	20	$	9
International businesses		34		23
Diversified Industrial Segment	$	54	$	32

Business realignment charges include severance costs related to actions taken under the Company's simplification initiative aimed at reducing organizational and process complexity, as well as plant closures. In both 2024 and 2023, acquisition integration charges relate to the acquisition of Meggitt. Business realignment and acquisition integration charges within the International businesses were primarily incurred in Europe.

We anticipate that cost savings realized from the workforce reduction measures taken during 2024 will increase operating income in 2025 by approximately two percent for both the International and North America businesses. We expect to continue to take actions necessary to integrate acquisitions and appropriately structure the operations of the Diversified Industrial Segment. These actions are expected to result in approximately $53 million in business realignment and acquisition integration charges in 2025. However, continually changing business conditions could impact the ultimate costs we incur.

Backlog

Diversified Industrial Segment backlog decreased in 2024 primarily due to shipments exceeding orders in both the North America and International businesses. The decrease in backlog was split evenly between both businesses. Within the International businesses, Europe, the Asia Pacific region and Latin America accounted for approximately 70 percent, 25 percent, and five percent of the decrease, respectively.

Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale.

Aerospace Systems Segment

(dollars in millions)		2024		2023
Sales	$	5,472	$	4,360
Operating income	$	1,111	$	562
Operating income as a percent of sales		20.3 %		12.9 %
Backlog	$	6,680	$	6,201

Sales

Aerospace Systems Segment sales increased $1.1 billion in 2024. The Acquisition increased sales by $386 million. The effect of currency exchange rates increased sales by approximately $19 million. The impact of divestiture activity decreased sales by approximately $40 million. Excluding the effects of the Acquisition, changes in currency exchange rates and divestiture activity, sales in 2024 increased $748 million from prior-year levels. The increase in sales is primarily driven by higher volume across all market segments, especially the commercial aftermarket.

Operating Margin

Aerospace Systems Segment operating margin increased in 2024 primarily due to higher sales volume, favorable aftermarket mix and lower acquisition-integration charges, as well as benefits of cost containment initiatives and prior-year business realignment and acquisition integration activities. These benefits were partially offset by a $79 million increase in intangible asset amortization expense in 2024. In addition, operating income in the prior year included $110 million of amortization expense related to the step-up in inventory to fair value resulting from the Acquisition.

Business Realignment

Within the Aerospace Systems Segment, we incurred acquisition integration and business realignment charges of $35 million and $90 million in 2024 and 2023, respectively. We expect to incur approximately $12 million in acquisition integration charges in 2025. However, continually changing business conditions could impact the ultimate costs we incur.

Backlog

Aerospace Systems Segment backlog increased in 2024 primarily due to orders exceeding shipments in all businesses, especially the commercial and defense aftermarket businesses.

Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale.

Corporate general and administrative expense

(dollars in millions)	2024	2023
Expense (income)		
Corporate general and administrative expense	$ 218	$ 230
Corporate general and administrative expense, as a percent of sales	1.1 %	1.2 %

Corporate general and administrative expenses decreased in 2024 primarily due to lower expenses related to the Company's incentive compensation programs and professional service fees, partially offset by an increase in salaries and benefits, charitable contributions and information technology expenses.

Other (income) expense, net

(dollars in millions)	2024	2023
Expense (income)		
Foreign currency transaction (gain) loss	$ (38)	$ 46
Stock-based compensation	95	78
Non-service components of retirement benefit cost	(73)	(67)
Acquisition-related expenses	1	114
Loss on deal-contingent forward contracts	—	390
Gain on sale of businesses and assets, net	(12)	(363)
Interest income	(15)	(46)
Other items, net	10	(1)
	$ (32)	$ 151

Foreign currency transaction (gain) loss primarily relates to the impact of exchange rates on cash, forward contracts, certain cross currency swap contracts and intercompany transactions. During 2023, it also includes foreign currency transaction loss associated with completing the Acquisition.

Acquisition-related expenses include transaction costs related to the acquisition of Meggitt. Refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Loss on deal-contingent forward contracts includes losses on the deal-contingent forward contracts related to the Acquisition. Refer to Note 17 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Gain on sale of businesses and assets, net includes a gain on the sale of the aircraft wheel and brake business within the Aerospace Systems Segment of approximately $374 million in 2023. Refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

LIQUIDITY AND CAPITAL RESOURCES

We believe that we are great generators and deployers of cash. We assess our liquidity in terms of our ability to generate cash to fund our operations and meet our strategic capital deployment objectives, which include the following:

- Continuing our record annual dividend increases
- Investing in organic growth and productivity
- Strategic acquisitions that strengthen our portfolio
- Offset share dilution through 10b5-1 share repurchase program

Cash Flows

A summary of cash flows follows:

(dollars in millions)		2024		2023
Cash provided by (used in):				
Operating activities	$	3,384	$	2,980
Investing activities		(299)		(8,177)
Financing activities		(3,115)		(971)
Effect of exchange rates		(24)		(5)
Net decrease in cash and cash equivalents and restricted cash	$	(53)	$	(6,173)

Cash flows from operating activities were $3,384 million in 2024 compared to $2,980 million in 2023. The increase of $404 million in 2024 was primarily related to an increase in earnings combined with strong management of working capital items. We continue to focus on managing inventory and other working capital requirements. Cash flows from operating activities for 2023 were negatively impacted by acquisition-related transaction expenses.

- Days sales outstanding relating to trade receivables for the Company was 51 days in both 2024 and 2023.

- Days supply of inventory on hand was 80 days in 2024 and 85 days in 2023.

Cash flows from investing activities in 2024 and 2023 were impacted by the following factors:

- Payment for the Acquisition, net of cash acquired, of $7.1 billion in 2023.

- Payments to settle the deal-contingent forward contracts of $1.4 billion in 2023.

- Net proceeds from the sale of the aircraft wheel and brake business of approximately $443 million in 2023.

- Cash collateral received of $250 million in 2023 per the credit support annex attached to the deal-contingent forward contracts.

- Net maturities of marketable securities of $7 million in 2024 compared to $19 million in 2023.

- Capital expenditures of $400 million in 2024 compared to $381 million in 2023.

Cash flows from financing activities in 2024 and 2023 were impacted by the following factors:

- Repurchases of 0.4 million common shares for $200 million during 2024 compared to repurchases of 0.7 million common shares for $200 million during 2023.

- Proceeds of $2.0 billion from borrowings under the term loan facility (the "Term Loan Facility") in 2023.

- Payments related to the maturity of $300 million aggregate principal amounts of medium term notes in 2023.

- Payments to retire $900 million aggregate principal amount of private placement notes assumed in the Acquisition in 2023. Refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

- Net commercial paper borrowings of $359 million in 2024 compared to net commercial paper borrowings of $358 million in 2023.

- Principal payments totaling $385 million related to the Term Loan Facility in 2024 compared to principal payments totaling $1.1 billion related to the Term Loan Facility in 2023. Refer to Note 11 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

- Payments related to maturity of $2.0 billion aggregate principal amounts of senior notes in 2024.

Cash Requirements

We are actively monitoring our liquidity position and remain focused on managing our inventory and other working capital requirements. We are continuing to target two percent of sales for capital expenditures and are prioritizing those related to safety, strategic investments, and sustainability initiatives. We believe that cash generated from operations and our commercial paper program will satisfy our operating needs for the foreseeable future.

We have committed cash outflow related to long-term debt, operating and financing lease agreements, and postretirement benefit obligations. Refer to Notes 11, 12, and 13 respectively, of Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Dividends

Cash dividends have been paid for 296 consecutive quarters, including a yearly increase in dividends for the last 68 years. The current annual dividend rate is $6.52 per common share.

Share Repurchases

The Company has a program to repurchase its common shares. On October 22, 2014, the Board of Directors of the Company approved an increase in the overall number of shares authorized to repurchase under the program so that, beginning on such date, the aggregate number of shares authorized for repurchase was 35 million. There is no limitation on the number of shares that can be repurchased in a year. Repurchases may be funded primarily from operating cash flows and commercial paper borrowings and the shares are initially held as treasury shares. Refer to Note 14 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Liquidity

Cash, comprised of cash and cash equivalents and marketable securities and other investments, includes $311 million and $422 million held by the Company's foreign subsidiaries at June 30, 2024 and 2023, respectively. The Company does not permanently reinvest certain foreign earnings. The distribution of these earnings could result in non-federal U.S. or foreign taxes. All other undistributed foreign earnings remain permanently reinvested.

We are currently authorized to sell up to $3.0 billion of short-term commercial paper notes. There were $2.1 billion outstanding commercial paper notes as of June 30, 2024, and the largest amount of commercial paper notes outstanding during the fourth quarter of 2024 was $2.3 billion.

The Company has a line of credit totaling $3.0 billion through a multi-currency revolving credit agreement with a group of banks. As of June 30, 2024, $0.9 billion was available for borrowing under the credit agreement. Advances from the credit agreement can be used for general corporate purposes, including acquisitions, and for the refinancing of existing indebtedness. The credit agreement supports our commercial paper program, and issuances of commercial paper reduce the amount of credit available under the agreement. The credit agreement expires in June 2028; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. The credit agreement requires the payment of an annual facility fee, the amount of which is dependent upon the Company's credit ratings. Although a lowering of the Company's credit ratings would increase the cost of future debt, it would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings. Refer to Note 10 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

We primarily utilize unsecured medium-term notes and senior notes to meet our financing needs and we expect to continue to borrow funds at reasonable rates over the long term. Refer to the Cash flows from financing activities section above and Note 11 of the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

The Company's credit agreements and indentures governing certain debt securities contain various covenants, the violation of which would limit or preclude the use of the credit agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. Based on the Company's rating level at June 30, 2024, the most restrictive financial covenant provides that the ratio of debt to debt-shareholders' equity cannot exceed 0.65 to 1.0. At June 30, 2024, the Company's debt to debt-shareholders' equity ratio was 0.47 to 1.0. We are in compliance, and expect to remain in compliance, with all covenants set forth in the credit agreement and indentures.

Our goal is to maintain an investment-grade credit profile. The rating agencies periodically update our credit ratings as events occur. At June 30, 2024, the long-term credit ratings assigned to the Company's senior debt securities by the credit rating agencies engaged by the Company were as follows:

Fitch Ratings	BBB+
Moody's Investor Services, Inc.	Baa1
Standard & Poor's	BBB+

Supply Chain Financing

We continue to identify opportunities to improve our liquidity and working capital efficiency, which includes the extension of payment terms with our suppliers. We currently have supply chain financing ("SCF") programs with financial intermediaries, which provide certain suppliers the option to be paid by the financial intermediaries earlier than the due date on the applicable invoice. We do not believe that changes in the availability of supply chain financing will have a significant impact on our liquidity. Refer to Note 8 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Strategic Acquisitions and Divestitures

Acquisitions will be considered from time to time to the extent there is a strong strategic fit, while at the same time maintaining the Company's strong financial position. In addition, we will continue to assess our existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term strategic fit for the Company. During 2024, we divested two businesses and in 2023, we completed one acquisition and divested two businesses. On July 28, 2024, the Company signed an agreement to divest its Meggitt composites and fuel containment business within the North America businesses of the Diversified Industrial Segment. Refer to Notes 1 and 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

CRITICAL ACCOUNTING POLICIES & ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management's judgment.

Revenue Recognition - Revenues are recognized when control of performance obligations, which are distinct goods or services within the contract, is transferred to the customer. Control is transferred when the customer has the ability to direct the use of and obtain the benefits from the goods or services. A majority of our revenues are recognized at a point in time when control is transferred to the customer, which is generally at the time of shipment. However, a portion of our revenues are recognized over time if the customer simultaneously receives control as we perform work under a contract, if the customer controls the asset as it is being produced or if the product has no alternative use and we have a contractual right to payment.

For contracts where revenue is recognized over time, we use the cost-to-cost, efforts expended or units of delivery method depending on the nature of the contract, including length of production time. The estimation of costs and efforts expended requires management's judgment due to the duration of the contractual agreements as well as the technical nature of the products involved. Adjustments to these estimates are made on a consistent basis and a contract reserve is established when the estimated costs to complete a contract exceed the expected contract revenues.

When there are multiple performance obligations within a contract, the transaction price is allocated to each performance obligation based on its standalone selling price. The primary method used to estimate a standalone selling price is the price observed in standalone sales to customers for the same product or service. Revenue is recognized when control of the individual performance obligations is transferred to the customer.

We consider the contractual consideration payable by the customer and assess variable consideration that may affect the total transaction price. Variable consideration is included in the estimated transaction price when there is a basis to reasonably estimate the amount, including whether the estimate should be constrained in order to avoid a significant reversal of revenue in a future period. These estimates are based on historical experience, anticipated performance under the terms of the contract and our best judgment at the time.

Impairment of Goodwill and Long-Lived Assets - We test goodwill for impairment at the reporting unit level on an annual basis and between annual tests whenever events or circumstances indicate the carrying value of a reporting unit may exceed its fair value. Our five reporting units are equivalent to our operating segments. As quoted market prices are not available for our reporting units, determining whether an impairment occurred requires the valuation of the respective reporting unit, which is estimated using both income-based and market-based valuation methods. The income-based valuation method utilizes a discounted cash flow model which requires several assumptions, including future sales growth and operating margin levels as well as assumptions regarding future industry-specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions in the discounted cash flow analysis. Within the discounted cash flow models, the Company uses a discount rate, commensurate with its cost of capital but adjusted for inherent business risks, and an appropriate terminal growth factor. The market-based valuation performed for each reporting unit includes an analysis consisting of market-adjusted multiples based on key data points for guideline public companies. We also reconcile the estimated aggregate fair value of our reporting units resulting from these procedures to our overall market capitalization.

At December 31, 2023, the Company performed its annual goodwill impairment test for each of its five reporting units. The results of this test indicated the fair value substantially exceeded carrying value for all reporting units. We continually monitor our reporting units for impairment indicators and update assumptions used in the most recent calculation of a reporting unit's fair value as appropriate.

Long-lived assets held for use, which primarily includes finite-lived intangible assets and property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of their cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test. During 2024, the Company did not record any material impairments related to long-lived assets.

Pensions - The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term rate of

return on plan assets, increases in compensation levels and amortization periods for actuarial gains and losses. Assumptions are determined based on Company data and appropriate market indicators and are evaluated each year as of the plans' measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements.

For the Company's domestic qualified defined benefit plan, our largest plan, a 50 basis point change in the assumed long-term rate of return on plan assets is estimated to have an $18 million effect on annual pension expense and a 50 basis point decrease in the discount rate is estimated to decrease annual pension expense by $6 million. As of June 30, 2024, $331 million of past years' net actuarial losses related to the Company's domestic qualified defined benefit plan are subject to amortization in the future. These losses will generally be amortized over approximately seven years and will negatively affect earnings in the future. Any actuarial gains experienced in future years will help offset the effect of the net actuarial loss amortization. Further information on pensions is provided in Note 13 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Business Combinations - From time to time, we may enter into business combinations. Business acquisitions are accounted for using the acquisition method of accounting, which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In the fair value evaluation of intangible assets acquired, there are significant estimates and assumptions, including forecasts of future cash flows, revenues; and earnings before interest, taxes, depreciation and amortization; as well as the selection of the royalty rates and discount rates. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations.

Income Taxes - Significant judgment is required in determining the Company's income tax expense and in evaluating tax positions. Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities. Factors considered by the Company in determining the probability of realizing deferred income tax assets include forecasted operating earnings, available tax planning strategies and the time period over which the temporary differences will reverse. The Company reviews its tax positions on a regular basis and adjusts the balances as new information becomes available. For those tax positions where it is more likely than not that a tax benefit will be sustained, the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon examination by a taxing authority that has full knowledge of all relevant information will be recorded. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Consolidated Financial Statements. Further information on income taxes is provided in Note 5 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Loss Contingencies - The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability and litigation reserves. Establishing loss accruals for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. We review these loss accruals periodically and make adjustments to reflect the most recent facts and circumstances.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Recently issued accounting pronouncements are described in Note 1 to the Consolidated Financial Statements, included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

A substantial portion of our operations are conducted by our subsidiaries outside of the U.S. in currencies other than the U.S. dollar. Most of our non-U.S. subsidiaries conduct their business primarily in their local currencies, which are also their functional currencies. Foreign currency exposures arise from translation of foreign-denominated assets and liabilities into U.S. dollars and from transactions denominated in a currency other than the subsidiary's functional currency. We continue to manage the associated foreign currency transaction and translation risk.

The Company manages foreign currency transaction and translation risk by utilizing derivative and non-derivative financial instruments, including forward exchange contracts, deal-contingent forward contracts, costless collar contracts, cross-currency swap contracts and certain foreign currency denominated debt designated as net investment hedges. The derivative financial instrument contracts are with major investment grade financial institutions and we do not anticipate any material non-performance by any of the counterparties. We do not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized on the Consolidated Balance Sheet as either assets or liabilities and are measured at fair value. Further information on the fair value of these contracts is provided in Note 17 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K. Derivatives that are not designated as hedges are adjusted to fair value by recording gains and losses through the Consolidated Statement of Income. Derivatives that are designated as hedges are adjusted to fair value by recording gains and losses through accumulated other comprehensive (loss) in the Consolidated Balance Sheet until the hedged item is recognized in earnings. For cross-currency swaps measured using the spot method, the periodic interest settlements are recognized directly in earnings through interest expense. The translation of the foreign currency denominated debt that has been designated as a net investment hedge is recorded in accumulated other comprehensive (loss) and remains there until the underlying net investment is sold or substantially liquidated.

The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. At June 30, 2024, our debt portfolio included $490 million of variable rate debt, exclusive of commercial paper borrowings. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt, including weighted-average commercial paper borrowings during 2024, by approximately $18 million.

ITEM 8. <u>Financial Statements and Supplementary Data</u>.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Parker-Hannifin Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Parker-Hannifin Corporation and subsidiaries (the "Company") as of June 30, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows, and equity, for each of the three years in the period ended June 30, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole,

and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue — Refer to Notes 1 and 2 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue from the sale of products to customers primarily in aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC & refrigeration markets around the world. The Company's business activities are carried out by a large number of individual business units collectively offering hundreds of thousands of individual products in over forty countries globally.

We identified revenue from product shipments as a critical audit matter due to the geographic dispersion of the Company's operations and business units generating revenue. Extensive audit effort is required due to the volume of the underlying transactions and number of individual business units. High levels of auditor judgment were necessary to determine the nature, timing, and extent of audit procedures performed to audit revenue from product shipments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's revenue from product shipments included the following, among others:

- We tested the operating effectiveness of internal controls over the recognition of revenue from product shipments, including controls over the quantity and price of products shipped and timing of revenue recognition.

- We performed detail transaction testing for revenue from product shipments by making a sample of transactions and comparing the transactions selected to source documents such as purchase orders and shipping records.

- We tested the completeness of revenue from product shipments by making a sample from a listing of sales orders and comparing the sample transactions to source documentation such as shipping records to determine whether the transactions selected were appropriately included in revenue from product shipments.

- We tested the timing of revenue recognition by making a sample from a list of products shipped prior to and subsequent to year end and used source documentation such as shipping records to determine whether the transactions selected were appropriately recorded in the correct period.

- We performed substantive analytical procedures for certain revenue transactions by developing independent expectations of revenue based on data derived from the results of our detail revenue testing and comparing these expectations to the revenue recorded by management.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio
August 22, 2024

We have served as the Company's auditor since 2008.

CONSOLIDATED STATEMENT OF INCOME

	For the years ended June 30,		
(Dollars in thousands, except per share amounts)	2024	2023	2022
Net Sales	$ **19,929,606**	$ 19,065,194	$ 15,861,608
Cost of sales	**12,801,816**	12,635,892	10,550,309
Selling, general and administrative expenses	**3,315,177**	3,354,103	2,504,061
Interest expense	**506,495**	573,894	255,252
Other (income) expense, net	**(276,888)**	184,167	944,881
Gain on sale of businesses and assets, net	**(11,597)**	(362,526)	(7,121)
Income before income taxes	**3,594,603**	2,679,664	1,614,226
Income taxes	**749,667**	596,128	298,040
Net Income	**2,844,936**	2,083,536	1,316,186
Less: Noncontrolling interest in subsidiaries' earnings	**721**	600	581
Net Income Attributable to Common Shareholders	$ **2,844,215**	$ 2,082,936	$ 1,315,605
Earnings per Share Attributable to Common Shareholders			
Basic earnings per share	$ **22.13**	$ 16.23	$ 10.24
Diluted earnings per share	$ **21.84**	$ 16.04	$ 10.09

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Dollars in thousands)		For the years ended June 30,		
		2024	**2023**	**2022**
Net Income	$	**2,844,936**	$ 2,083,536	$ 1,316,186
Less: Noncontrolling interests in subsidiaries' earnings		**721**	600	581
Net income attributable to common shareholders		**2,844,215**	2,082,936	1,315,605
Other comprehensive (loss) income, net of tax				
Foreign currency translation adjustment and other (net of tax of $(15,443), $(38,322) and $(3,236) in 2024, 2023 and 2022, respectively)		**(167,784)**	186,721	(284,732)
Retirement benefits plan activity (net of tax of $(8,071), $(26,019) and $(95,574) in 2024, 2023 and 2022, respectively)		**22,813**	63,299	306,735
Other comprehensive (loss) income		**(144,971)**	250,020	22,003
Less: Other comprehensive income (loss) for noncontrolling interests		**169**	(306)	(1,526)
Other comprehensive (loss) income attributable to common shareholders		**(145,140)**	250,326	23,529
Total Comprehensive Income Attributable to Common Shareholders	$	**2,699,075**	$ 2,333,262	$ 1,339,134

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(Dollars in thousands)

June 30,		2024		2023
Assets				
Current Assets				
Cash and cash equivalents	$	422,027	$	475,182
Trade accounts receivable, net		2,865,546		2,827,297
Non-trade and notes receivable		331,429		309,167
Inventories		2,786,800		2,907,879
Prepaid expenses and other		392,822		314,704
Total Current Assets		6,798,624		6,834,229
Property, plant and equipment		7,074,574		6,865,545
Less: Accumulated depreciation		4,198,906		4,000,515
Property, plant and equipment, net		2,875,668		2,865,030
Deferred income taxes		92,704		81,429
Investments and other assets		1,207,232		1,104,576
Intangible assets, net		7,816,181		8,450,614
Goodwill		10,507,433		10,628,594
Total Assets	$	29,297,842	$	29,964,472
Liabilities and Equity				
Current Liabilities				
Notes payable and long-term debt payable within one year	$	3,403,065	$	3,763,175
Accounts payable, trade		1,991,639		2,050,934
Accrued payrolls and other compensation		581,251		651,319
Accrued domestic and foreign taxes		354,659		374,571
Other accrued liabilities		982,695		895,371
Total Current Liabilities		7,313,309		7,735,370
Long-term debt		7,157,034		8,796,284
Pensions and other postretirement benefits		437,490		551,510
Deferred income taxes		1,583,923		1,649,674
Other liabilities		725,193		893,355
Total Liabilities		17,216,949		19,626,193
Equity				
Shareholders' Equity				
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued		—		—
Common stock, $.50 par value, authorized 600,000,000 shares; issued 181,046,128 shares in 2024 and 2023		90,523		90,523
Additional paid-in capital		264,508		305,522
Retained earnings		19,104,599		17,041,502
Accumulated other comprehensive (loss)		(1,438,012)		(1,292,872)
Treasury shares at cost: 52,442,162 in 2024 and 52,613,046 in 2023		(5,949,646)		(5,817,787)
Total Shareholders' Equity		12,071,972		10,326,888
Noncontrolling interests		8,921		11,391
Total Equity		12,080,893		10,338,279
Total Liabilities and Equity	$	29,297,842	$	29,964,472

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)		For the years ended June 30,				
		2024		**2023**		**2022**
Cash Flows From Operating Activities						
Net income	$	**2,844,936**	$	2,083,536	$	1,316,186
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation		**349,136**		317,416		257,314
Amortization		**577,995**		500,713		314,450
Stock incentive plan compensation		**155,175**		142,720		137,093
Deferred income taxes		**32,476**		91,865		(351,201)
Foreign currency transaction (gain) loss		**(38,480)**		45,647		(39,987)
Loss (gain) on disposal of property, plant and equipment		**12,382**		3,819		(5,727)
Gain on sale of businesses		**(23,979)**		(366,345)		(1,394)
(Gain) loss on marketable securities and other investments		**(5,708)**		(6,176)		1,159
Other, net		**25,385**		25,524		70,443
Changes in assets and liabilities, net of effects from acquisitions and divestitures:						
Accounts receivable, net		**(85,091)**		(16,675)		(179,126)
Inventories		**101,385**		53,124		(212,134)
Prepaid expenses and other		**(63,512)**		1,550		37,630
Other assets		**(117,009)**		(109,032)		(11,167)
Accounts payable, trade		**(44,429)**		91,551		131,384
Accrued payrolls and other compensation		**(63,893)**		87,375		(15,524)
Accrued domestic and foreign taxes		**26,597**		102,476		32,514
Other accrued liabilities		**(72,596)**		112,822		999,831
Pensions and other postretirement benefits		**(79,919)**		(109,481)		1,822
Other liabilities		**(146,522)**		(72,499)		(41,836)
Net cash provided by operating activities		**3,384,329**		2,979,930		2,441,730
Cash Flows From Investing Activities						
Acquisitions (net of cash acquired of $89,704 in 2023)		**—**		(7,146,110)		—
Capital expenditures		**(400,112)**		(380,747)		(230,044)
Proceeds from sale of property, plant and equipment		**9,065**		13,244		39,353
Proceeds from sale of businesses		**77,666**		473,207		3,366
Purchase of marketable securities and other investments		**(17,186)**		(37,791)		(27,895)
Maturities and sales of marketable securities and other investments		**24,292**		56,786		31,809
Payments of deal-contingent forward contracts		**—**		(1,405,418)		—
Other, net		**7,687**		250,017		(235,426)
Net cash used in investing activities		**(298,588)**		(8,176,812)		(418,837)
Cash Flows From Financing Activities						
Proceeds from exercise of stock options		**3,606**		3,476		2,831
Payments for common shares		**(332,055)**		(297,323)		(460,056)
Acquisition of noncontrolling interests		**(2,883)**		—		—
Proceeds from notes payable, net		**359,275**		357,636		1,422,026
Proceeds from long-term borrowings		**24,011**		2,023,400		3,598,056
Payments for long-term borrowings		**(2,384,805)**		(2,340,566)		(18,737)
Financing fees paid		**—**		(13,605)		(58,629)
Dividends paid		**(782,048)**		(704,054)		(569,855)
Net cash (used in) provided by financing activities		**(3,114,899)**		(971,036)		3,915,636
Effect of exchange rate changes on cash		**(23,997)**		(4,776)		(23,770)
Net (decrease) increase in cash and cash equivalents and restricted cash		**(53,155)**		(6,172,694)		5,914,759
Cash, cash equivalents and restricted cash at beginning of year		**475,182**		6,647,876		733,117
Cash, cash equivalents and restricted cash at end of year	$	**422,027**	$	475,182	$	6,647,876
Supplemental Data:						
Cash paid during the year for:						
Interest	$	**491,423**	$	464,701	$	240,313
Income taxes and related interest, penalties and purchased credits, net of refunds		**851,899**		411,440		549,223

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF EQUITY

(Dollars in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Shares	Noncontrolling Interests	Total
Balance June 30, 2021	**$ 90,523**	**$ 329,619**	**$ 14,915,497**	**$ (1,566,727)**	**$ (5,370,605)**	**$ 15,363**	**$ 8,413,670**
Net income			1,315,605			581	1,316,186
Other comprehensive income (loss)				23,529		(1,526)	22,003
Dividends paid ($4.42 per share)			(569,294)			(561)	(569,855)
Stock incentive plan activity		(2,312)			62,510		60,198
Liquidation Activity						(1,948)	(1,948)
Shares purchased at cost					(380,334)		(380,334)
Balance June 30, 2022	**$ 90,523**	**$ 327,307**	**$ 15,661,808**	**$ (1,543,198)**	**$ (5,688,429)**	**$ 11,909**	**$ 8,859,920**
Net income			2,082,936			600	2,083,536
Other comprehensive income (loss)				250,326		(306)	250,020
Dividends paid ($5.47 per share)			(703,242)			(812)	(704,054)
Stock incentive plan activity		(21,785)			70,641		48,856
Shares purchased at cost					(199,999)		(199,999)
Balance June 30, 2023	**$ 90,523**	**$ 305,522**	**$ 17,041,502**	**$ (1,292,872)**	**$ (5,817,787)**	**$ 11,391**	**$10,338,279**
Net income			2,844,215			721	**2,844,936**
Other comprehensive (loss) income				(145,140)		169	**(144,971)**
Dividends paid ($6.07 per share)			(781,118)			(930)	**(782,048)**
Stock incentive plan activity		(41,429)			68,141		**26,712**
Acquisition activity		415				(2,430)	**(2,015)**
Shares purchased at cost					(200,000)		**(200,000)**
Balance June 30, 2024	**$ 90,523**	**$ 264,508**	**$ 19,104,599**	**$ (1,438,012)**	**$ (5,949,646)**	**$ 8,921**	**$12,080,893**

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts or as otherwise noted)

The term "year" and references to specific years refer to the applicable fiscal years.

1.   Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations - The Company is a global leader in motion and control technologies. Leveraging a unique combination of interconnected technologies, we design, manufacture, and provide aftermarket support for highly engineered solutions that create value for customers primarily in aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC & refrigeration markets around the world. We evaluate performance based on segment operating income before corporate administrative expenses, interest expense and income taxes.

There are no individual customers to whom sales are more than four percent of the Company's consolidated sales. Due to our diverse group of customers throughout the world, we do not consider ourself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of our products and geographic operations mitigate the risk that adverse changes with respect to any particular product and geographic operation would materially affect our operating results.

Use of Estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation - The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries. All intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements. Within the business segment information, inter-segment and inter-area sales have been eliminated.

Revenue Recognition - Revenues are recognized when control of performance obligations, which are distinct goods or services within the contract, is transferred to the customer. Control is transferred when the customer has the ability to direct the use of and obtain the benefits from the goods or services. When revenue is recognized at a point in time, control generally transfers at time of shipment. Revenues are recognized over time if the customer simultaneously receives control as the Company performs work under a contract, if the customer controls the asset as it is being produced or if the product produced for the customer has no alternative use and the Company has a contractual right to payment.

For contracts where revenue is recognized over time, we use the cost-to-cost, efforts expended or units of delivery method depending on the nature of the contract, including length of production time. The estimation of these costs and efforts expended requires judgment on the part of management due to the duration of the contractual agreements as well as the technical nature of the products involved. We make adjustments to these estimates on a consistent basis and establish a contract reserve when the estimated costs to complete a contract exceed the expected contract revenues.

A contract's transaction price is allocated to each distinct performance obligation. When there are multiple performance obligations within a contract, the transaction price is allocated to each performance obligation based on its standalone selling price. The primary method used to estimate a standalone selling price is the price observed in standalone sales to customers of the same product or service. Revenue is recognized when control of the individual performance obligations is transferred to the customer.

We consider the contractual consideration payable by the customer and assess variable consideration that may affect the total transaction price. Variable consideration primarily includes prompt pay discounts, rebates and volume discounts and is included in the estimated transaction price when there is a basis to reasonably estimate the amount, including whether the estimate should be constrained in order to avoid a significant reversal of revenue in a future period. These estimates are based on historical experience, anticipated performance under the terms of the contract and our best judgment at the time.

Payment terms vary by customer and the geographic location of the customer. The time between when revenue is recognized and payment is due is not significant. Our contracts with customers generally do not include significant financing components or noncash consideration.

Taxes collected from customers and remitted to governmental authorities are excluded from revenue. Shipping and handling costs are treated as fulfillment costs and are included in cost of sales. The costs to obtain a contract where the amortization period for the related asset is one year or less are expensed as incurred.

There is generally no unilateral right to return products. The Company primarily offers an assurance-type standard warranty that the product will conform to certain specifications for a defined period of time or usage after delivery. This type of warranty does not represent a separate performance obligation.

Cash and Cash Equivalents - Cash equivalents consist of short-term, highly liquid investments with a maturity of three months or less. These investments are carried at cost plus accrued interest and are readily convertible into cash.

Trade Accounts Receivable, Net - Trade accounts receivable are initially recorded at their net collectible amount and are generally recorded at the time the revenue from the sales transaction is recorded. We evaluate the collectibility of our receivables based on historical experience and current and forecasted economic conditions based on management's judgment. Additionally, receivables are written off to bad debt when management makes a final determination of uncollectibility. Allowance for credit losses was $21 million and $32 million at June 30, 2024 and 2023, respectively.

Non-Trade and Notes Receivable - The non-trade and notes receivable caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2024	2023
Notes receivable	$ 93,114	$ 102,288
Accounts receivable, other	238,315	206,879
Total	$ 331,429	$ 309,167

Property, Plant and Equipment and Depreciation - Property, plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings, 15 years for land improvements and building equipment, seven to 10 years for machinery and equipment, and three to eight years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized. Maintenance and repairs are expensed. We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When property, plant and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

The property, plant and equipment caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2024	2023
Land and land improvements	$ 379,316	$ 385,376
Buildings and building equipment	2,129,378	2,051,546
Machinery and equipment	4,216,942	4,086,334
Construction in progress	348,938	342,289
Total	$ 7,074,574	$ 6,865,545

Investments and Other Assets - Investments in joint-venture companies in which ownership is 50 percent or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings and amounted to $294 million and $297 million at June 30, 2024 and 2023, respectively. A significant portion of the underlying net assets of the joint ventures are related to goodwill. The Company's share of earnings from investments in joint-venture companies were $152 million, $124 million and $76 million in 2024, 2023 and 2022, respectively, and are included within other (income) expense, net in the Consolidated Statement of Income. Sales to and services performed for joint venture companies totaled $74 million, $64 million and $47 million in 2024, 2023 and 2022, respectively. We received cash dividends from joint venture companies of $148 million, $114 million and $82 million in 2024, 2023 and 2022, respectively.

Intangible Assets - Intangible assets primarily include patents and technology, trade names and customer relationships and contracts and are recorded at cost and amortized on a straight-line method. Patents and technology are amortized over the shorter of their remaining useful or legal life. Trade names are amortized over the estimated time period over which an economic benefit is expected to be received. Customer relationships are amortized over a period based on anticipated customer attrition rates or contractual lives. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

Goodwill - The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would, more likely than not, reduce the fair value of a reporting unit below its carrying value.

Income Taxes - Income taxes are provided based upon income for financial reporting purposes. Taxes related to Global Intangible Low-Taxed Income ("GILTI") are treated as a current period expense when incurred. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise. We recognize accrued interest related to unrecognized tax benefits in income tax expense. Penalties, if incurred, are recognized in income tax expense. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Income tax effects resulting from adjusting temporary differences recorded in accumulated other comprehensive (loss) are released when the circumstances on which they are based cease to exist.

Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain hedging and intercompany transactions, are reported in accumulated other comprehensive (loss). Such adjustments will affect net income only upon sale or liquidation of the underlying foreign investments. Exchange (gains) losses from transactions in a currency other than the local currency of the entity involved are included within other (income) expense, net in the Consolidated Statement of Income and were $(38) million, $46 million and $(40) million, in 2024, 2023 and 2022, respectively.

Business Combinations - From time to time, we may enter into business combinations. Business acquisitions are accounted for using the acquisition method of accounting, which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Transaction costs associated with these acquisitions are expensed as incurred.

Subsequent Events - We evaluated subsequent events that have occurred through the date of filing of this Annual Report on Form 10-K for the year ended June 30, 2024. On July 28, 2024, the Company signed an agreement to divest its Meggitt composites and fuel containment ("CFC") business within the North America businesses of the Diversified Industrial Segment for an enterprise value of $560 million on a cash-free, debt-free basis and subject to a working capital adjustment. The CFC business has annual sales of approximately $350 million. Closing of this divestiture is subject to customary closing conditions, including regulatory clearance, and is anticipated to occur prior to December 31, 2024.

Recent Accounting Pronouncements - In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which enhances the disclosure requirements for income taxes primarily related to the rate reconciliation and income taxes paid information. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendment should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact this guidance will have on the Company's disclosures.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact this guidance will have on the Company's disclosures.

In September 2022, the FASB issued ASU 2022-04, "Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations," which requires a buyer in a supplier finance program to disclose information about the program's nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs, including the outstanding amount under the program, the balance sheet presentation of the outstanding amount, and a rollforward of the obligations in the program. This ASU should be adopted retrospectively for each balance sheet period presented; however, the rollforward information should be provided prospectively. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted the guidance on July 1, 2023, except for the rollforward requirement, which becomes effective July 1, 2024. The adoption did not have a material impact on the Company's consolidated financial statements.

2.   Revenue recognition

Revenue is derived primarily from the sale of products in the aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC & refrigeration markets. A majority of the Company's revenues are recognized at a point in time. However, a portion of the Company's revenues are recognized over time.

Disaggregation of revenue

Revenue from contracts with customers is disaggregated by technology platform for the Diversified Industrial Segment, by market segment for the Aerospace Systems Segment and by geographic location for the total Company.

The Diversified Industrial Segment is an aggregation of several business units, which manufacture a broad range of motion-control systems and components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Contracts consist of individual purchase orders for standard product, blanket purchase orders and production contracts. Blanket purchase orders are often associated with individual purchase orders and have terms and conditions which are subject to a master supply or distributor agreement. Individual production contracts, some of which may include multiple performance obligations, are typically for products manufactured to the customer's specifications. Revenue in the Diversified Industrial Segment is typically recognized at the time of product shipment, but a portion of revenue may be recognized over time for installation services or in situations where the product has no alternative use and we have an enforceable right to payment.

Diversified Industrial Segment revenues by technology platform:

		2024		2023		2022
Motion Systems	$	3,706,055	$	3,830,062	$	3,489,431
Flow and Process Control		4,672,741		4,939,356		4,616,270
Filtration and Engineered Materials		6,078,350		5,936,275		5,236,345
Total	$	14,457,146	$	14,705,693	$	13,342,046

The Aerospace Systems Segment produces engine and airframe components and systems, which are utilized on virtually every major commercial and military aircraft. Contracts generally consist of blanket purchase orders and individual long-term production contracts. Blanket purchase orders, which have terms and conditions subject to long-term supply agreements, are typically associated with individual purchase orders. Revenue in the Aerospace Systems Segment is typically recognized at the time of product shipment, but a portion of revenue may be recognized over time in situations where the customer controls the asset as it is produced or the product has no alternative use and we have an enforceable right to payment.

Aerospace Systems Segment revenues by market segment:

		2024		2023		2022
Commercial original equipment manufacturer ("OEM")	$	1,778,928	$	1,461,279	$	889,649
Commercial aftermarket		1,814,395		1,363,965		514,727
Defense OEM		1,125,324		905,328		705,988
Defense aftermarket		753,813		628,929		409,198
Total	$	5,472,460	$	4,359,501	$	2,519,562

Total revenues by geographic region based on the Company's selling operation's location:

		2024		2023		2022
North America	$	13,512,303	$	12,689,719	$	10,216,292
Europe		3,915,691		3,777,507		3,156,024
Asia Pacific		2,277,466		2,379,791		2,290,557
Latin America		224,146		218,177		198,735
Total	$	19,929,606	$	19,065,194	$	15,861,608

The majority of revenues from the Aerospace Systems Segment is generated from sales within North America.

Contract balances

Contract assets and contract liabilities are reported on a contract-by-contract basis. Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing. Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. Payments from customers are received based on the terms established in the contract with the customer.

Total contract assets and contract liabilities are as follows:

	2024	2023
Contract assets, current (included within Prepaid expenses and other)	$ 136,814	$ 123,705
Contract assets, noncurrent (included within Investments and other assets)	21,063	23,708
Total contract assets	157,877	147,413
Contract liabilities, current (included within Other accrued liabilities)	(183,868)	(244,799)
Contract liabilities, noncurrent (included within Other liabilities)	(77,957)	(78,239)
Total contract liabilities	(261,825)	(323,038)
Net contract liabilities	$ (103,948)	$ (175,625)

Net contract liabilities at June 30, 2024 decreased from the prior year amount due to timing differences between when revenue was recognized and the receipt of advance payments. During 2024, approximately $178 million of revenue was recognized that was included in the contract liabilities at June 30, 2023.

Remaining performance obligations

Our backlog represents written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release has been agreed to with the customer. We believe our backlog represents our unsatisfied or partially unsatisfied performance obligations. Backlog at June 30, 2024 was $10.9 billion, of which approximately 73 percent is expected to be recognized as revenue within the next 12 months and the balance thereafter.

3.   **Acquisitions and Divestitures**

Acquisitions

On September 12, 2022, we completed the Acquisition of all the outstanding ordinary shares of Meggitt for 800 pence per share, resulting in an aggregate cash purchase price of $7.2 billion, including the assumption of debt.

Meggitt is a leader in design, manufacturing and aftermarket support of technologically differentiated systems and equipment in aerospace, defense and selected energy markets with annual sales of approximately $2.1 billion for the year ended December 31, 2021. For segment reporting purposes, approximately 82 percent of Meggitt's sales are included in the Aerospace Systems Segment, while the remaining 18 percent are included in the Diversified Industrial Segment.

Assets acquired and liabilities assumed are recognized at their respective fair values as of the Acquisition date. The process of estimating the fair values of certain tangible assets, identifiable intangible assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. During the measurement period which ended in September 2023, adjustments did not have a material impact on the Consolidated Statement of Income. The following table presents the final estimated fair values of Meggitt's assets acquired and liabilities assumed on the Acquisition date.

	June 30, 2023 (previously reported)		Measurement Period Adjustments	September 12, 2022 (Final)	
Assets:					
Cash and cash equivalents	$	89,704	$ —	$	89,704
Accounts receivable		409,642	1,181		410,823
Inventories		739,304	13,580		752,884
Prepaid expenses and other		102,032	20,673		122,705
Property, plant and equipment, net		658,997	(1,428)		657,569
Deferred income taxes		34,198	(18,730)		15,468
Other assets		180,991	(647)		180,344
Intangible assets		5,679,200	(28,000)		5,651,200
Goodwill		2,789,080	10,891		2,799,971
Total assets acquired	$	10,683,148	$ (2,480)	$	10,680,668
Liabilities:					
Notes payable and long-term debt payable within one year	$	308,176	$ —	$	308,176
Accounts payable, trade		219,842	(705)		219,137
Accrued payrolls and other compensation		87,074	(1)		87,073
Accrued domestic and foreign taxes		21,068	(818)		20,250
Other accrued liabilities		322,040	158,137		480,177
Long-term debt		711,703	—		711,703
Pensions and other postretirement benefits		99,553	(2,028)		97,525
Deferred income taxes		1,259,417	(19,700)		1,239,717
Other liabilities		418,461	(137,365)		281,096
Total liabilities assumed		3,447,334	(2,480)		3,444,854
Net assets acquired	$	7,235,814	$ —	$	7,235,814

Goodwill is calculated as the excess of the purchase price over the net assets acquired and represents cost synergies and enhancements to our existing technologies. For tax purposes, Meggitt's goodwill is not deductible. Based upon a final acquisition valuation, we acquired $4.2 billion of customer-related intangible assets, $1.1 billion of technology and $303 million of trade names, each with weighted-average estimated useful lives of 21, 22 and 18 years, respectively. These intangible assets were valued using the income approach, which includes significant assumptions around future revenue growth, earnings before interest, taxes, depreciation and amortization, royalty rates and discount rates. Such assumptions are classified as level 3 inputs within the fair value hierarchy.

Based upon a final acquisition valuation, the fair value of the assets acquired includes $115 million and $91 million of operating and finance lease right-of-use assets, respectively. The fair value of liabilities assumed includes $116 million and $90 million of operating and finance lease liabilities, respectively, of which, $18 million and $1 million of operating and finance lease liabilities, respectively, are current liabilities.

Debt assumed included $900 million aggregate principal amount of private placement notes with fixed interest rates ranging from 2.78 percent to 3.60 percent, and maturity dates ranging from July 2023 to July 2026. The private placement notes were recorded at fair value at acquisition. In October 2022, we paid off $300 million aggregate principal amount of private placement notes in two tranches pursuant to an offer to noteholders according to change in control provisions. In June 2023, the Company paid the remaining $600 million aggregate principal amount of private placement notes assumed in the Acquisition, which resulted in a $10 million charge recorded in interest expense in the Consolidated Statement of Income associated with the fair value discount.

Based upon a final acquisition valuation, we also assumed $142 million of liabilities associated with environmental matters. Approximately $102 million of environmental matters are included within other accrued liabilities, and the remainder is included within other liabilities in the Consolidated Balance Sheet. The environmental matters primarily relate to known exposures arising from environmental litigation, investigations and remediation of certain sites for which Meggitt has been identified as a potentially responsible party. The liabilities are based on outcomes of litigation and estimates of the level and timing of remediation costs, including the period of operating and monitoring activities required.

Our consolidated financial statements for 2023 include the results of operations of Meggitt from the date of acquisition through June 30, 2023. Net sales and segment operating income attributable to Meggitt during 2023 were $2.1 billion and $23 million, respectively. Segment operating income attributable to Meggitt includes estimated amortization and depreciation expense associated with the preliminary fair value estimates of intangible assets, plant and equipment, inventory, as well as acquisition integration charges. Refer to Note 4 for further discussion of acquisition integration charges.

Acquisition-related transaction costs totaled $115 million in 2023. These costs are included in SG&A in the Consolidated Statement of Income.

The following table presents unaudited pro forma information for 2023 and 2022 as if the Acquisition had occurred on July 1, 2021.

(Unaudited)

	2023	2022
Net sales	$ 19,446,524	$ 17,911,409
Net income attributable to common shareholders	1,956,813	1,529,970

The historical consolidated financial information of Parker and Meggitt has been adjusted in the pro forma information in the table above to give effect to events that are directly attributable to the Acquisition and factually supportable. To reflect the occurrence of the Acquisition on July 1, 2021, the unaudited pro forma information includes adjustments for the amortization of the step-up of inventory to fair value and incremental depreciation and amortization expense resulting from the fair value adjustments to property, plant and equipment and intangible assets. These adjustments were based upon a preliminary purchase price allocation. Additionally, adjustments to financing costs and income tax expense were also made to reflect the capital structure and anticipated effective tax rate of the combined entity. Additionally, the pro forma information includes adjustments for non-recurring transactions directly related to the Acquisition, including the gain on the divestiture of the aircraft wheel and brake business, loss on deal-contingent forward contracts, and transaction costs. These non-recurring adjustments totaled $199 million and $654 million in 2023 and 2022, respectively. The resulting pro forma amounts are not necessarily indicative of the results that would have been obtained if the Acquisition had occurred as of the beginning of the period presented or that may occur in the future, and do not reflect future synergies, integration costs or other such costs or savings.

Divestitures

During December 2023, we divested our Filter Resources business, which was part of the Diversified Industrial Segment, for proceeds of $37 million. The resulting pre-tax gain of $12 million is included in gain on sale of businesses and assets, net in the Consolidated Statement of Income. The operating results and net assets of the Filter Resources business were immaterial to the Company's consolidated results of operations and financial position.

During September 2023, we divested the MicroStrain sensing systems business, which was part of the Diversified Industrial Segment, for proceeds of $37 million. The resulting pre-tax gain of $13 million is included in gain on sale of businesses and assets, net in the Consolidated Statement of Income. The operating results and net assets of the MicroStrain sensing systems business were immaterial to the Company's consolidated results of operations and financial position.

During March 2023, we divested a French aerospace business, which was part of the Aerospace Systems Segment, for proceeds of $27 million. The resulting pre-tax loss of $12 million is included in gain on sale of businesses and assets, net in the Consolidated Statement of Income. The operating results and net assets of the French aerospace business were immaterial to the Company's consolidated results of operations and financial position.

During September 2022, we divested our aircraft wheel and brake business, which was part of the Aerospace Systems Segment, for proceeds of $443 million. The resulting pre-tax gain of $374 million is included in gain on sale of businesses and assets, net in the Consolidated Statement of Income. The operating results and net assets of the aircraft wheel and brake business were immaterial to the Company's consolidated results of operations and financial position.

4. Business Realignment and Acquisition Integration Charges

The Company incurred business realignment and acquisition integration charges in 2024, 2023 and 2022. Business realignment charges included severance costs related to actions taken under the Company's simplification initiative aimed at reducing organizational and process complexity, as well as plant closures. In 2024, 2023 and 2022, a majority of the business realignment charges were incurred in Europe. We believe the realignment actions will positively impact future results of operations but will not have a material effect on liquidity and sources and uses of capital.

Business realignment charges by business segment are as follows:

	2024	2023	2022
Diversified Industrial	$ 50,075	$ 23,641	$ 13,787
Aerospace Systems	319	3,065	967
Other (income) expense, net	3,062	—	3

Workforce reductions in connection with such business realignment charges by business segment are as follows:

	2024	2023	2022
Diversified Industrial	1,064	728	300
Aerospace Systems	1	30	10

The business realignment charges are presented in the Consolidated Statement of Income as follows:

	2024	2023	2022
Cost of sales	$ 29,585	$ 15,993	$ 5,007
Selling, general and administrative expenses	20,809	10,713	9,747
Loss (gain) on sale of businesses and assets, net	3,062	—	3

During 2024, approximately $49 million in payments were made relating to business realignment charges. Remaining payments related to current-year and prior-year business realignment actions of approximately $14 million, a majority of which are expected to be paid by December 31, 2024, are primarily reflected within the accrued payrolls and other compensation and other accrued liabilities captions in the Consolidated Balance Sheet. Additional charges may be recognized in future periods related to the business realignment and acquisition integration actions described above, the timing and amount of which are not known at this time.

In addition to the business realignment charges discussed above, in 2022, we incurred $20 million of expense as a result of our exit of business operations in Russia. These charges primarily consist of write-downs of inventory and other working capital items and $8 million of foreign currency translation expense reclassified from accumulated other comprehensive income. Within the business segment information in Note 19, $7 million of expense was recorded in other (income) expense, net while the remainder of the charge was split evenly between the Aerospace Systems Segment and the international businesses within the Diversified Industrial Segment.

We also incurred acquisition integration charges related to the Meggitt and Lord acquisitions. Charges by business segment are as follows:

	2024	2023	2022
Diversified Industrial	$ 3,930	$ 8,511	$ 3,589
Aerospace Systems	34,343	86,928	1,177

In both 2024 and 2023, acquisition integration charges relate to the acquisition of Meggitt. In 2022, charges within the Diversified Industrial and Aerospace Systems Segment relate to the acquisitions of Lord and Meggitt, respectively. These charges were primarily included in selling, general and administrative expenses within the Consolidated Statement of Income.

5. Income Taxes

Income before income taxes was derived from the following sources:

	2024	2023	2022
United States	$ 2,120,257	$ 1,408,206	$ 646,364
Foreign	1,474,346	1,271,458	967,862
	$ 3,594,603	$ 2,679,664	$ 1,614,226

Income taxes include the following:

	2024	2023	2022
Federal			
Current	$ 327,714	$ 161,465	$ 297,672
Deferred	10,595	81,426	(253,123)
Foreign			
Current	355,374	297,199	303,089
Deferred	15,981	(13,509)	(45,977)
State and local			
Current	34,103	45,599	48,479
Deferred	5,900	23,948	(52,100)
	$ 749,667	$ 596,128	$ 298,040

A reconciliation of the effective income tax rate to the statutory federal rate follows:

	2024	2023	2022
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes	0.9	2.1	(0.2)
Tax related to international activities	2.3	1.2	2.7
Cash surrender value of life insurance	(0.1)	(0.1)	0.5
Foreign derived intangible income deduction	(1.5)	(1.1)	(3.7)
Research tax credit	(0.6)	(0.7)	(0.8)
Share-based compensation	(1.2)	(1.0)	(1.3)
Other	0.1	0.8	0.3
Effective income tax rate	20.9 %	22.2 %	18.5 %

In December 2021, the Organization for Economic Cooperation and Development (OECD) published a framework, known as Pillar Two, defining a global minimum tax of 15 percent on large corporations. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. Several countries have proposed or enacted legislation to implement core elements of the Pillar Two proposal effective for years beginning after December 31, 2023, which for us is fiscal year 2025. While we are monitoring developments and evaluating the potential impact on future periods, we do not expect Pillar Two to have a significant impact on our 2025 consolidated financial statements. Future legislation and guidance may result in a change to our current assessment.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2024	2023
Retirement benefits	$ 123,951	$ 158,560
Other liabilities and reserves	213,866	240,821
Long-term contracts	45,279	37,747
Stock-based compensation	34,141	33,374
Loss carryforwards	1,063,837	1,083,732
Inventory	67,917	96,501
Capitalized research and development	145,697	92,191
Tax credit carryforwards	36,062	18,773
Unrealized currency exchange gains and losses	(18,302)	(1,680)
Undistributed foreign earnings	(30,468)	(21,304)
Depreciation and amortization	(2,103,689)	(2,228,606)
Valuation allowance	(1,069,510)	(1,078,354)
Net deferred tax (liability)	$ (1,491,219)	$ (1,568,245)
Change in net deferred tax (liability):		
Provision for deferred tax	$ (32,476)	$ (91,865)
Items of other comprehensive (loss) income	(23,514)	(64,342)
Acquisitions and other	133,016	(1,215,579)
Total change in net deferred tax	$ 77,026	$ (1,371,786)

As of June 30, 2024, we recorded deferred tax assets of $1,064 million resulting from $4,443 million in loss carryforwards. A valuation allowance of $1,039 million related to the loss carryforwards has been established due to the uncertainty of their realization. Of this valuation allowance, $1,021 million relates to non-operating entities whose loss carryforward utilization is considered to be remote. Some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from three years to 20 years. In addition, a valuation allowance of $30 million related to other future deductible items has been established due to the uncertainty of their realization.

Although future distributions of foreign earnings to the United States should not be subject to U.S. federal income taxes, other U.S. or foreign taxes may be imposed on such earnings. We have analyzed existing factors and determined we will no longer permanently reinvest certain foreign earnings. On these undistributed foreign earnings of approximately $1,006 million that are no longer permanently reinvested outside of the United States, we have recorded a deferred tax liability of $14 million. The remaining undistributed foreign earnings of approximately $1,133 million remain permanently reinvested outside the United States at June 30, 2024. Of these undistributed earnings, we have recorded a deferred tax liability of $16 million where certain foreign holding companies are not permanently reinvested in their subsidiaries. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the potential distribution of such permanently reinvested foreign earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2024	2023	2022
Balance July 1	$ 113,503	$ 90,669	$ 100,759
Additions for tax positions related to current year	6,479	9,389	7,039
Additions for tax positions of prior years	—	6,171	1,415
Additions for acquisitions	4,195	25,957	—
Reductions for tax positions of prior years	(4,869)	(3,063)	(140)
Reductions for settlements	—	(6,923)	(3,127)
Reductions for expiration of statute of limitations	(15,019)	(11,199)	(6,647)
Effect of foreign currency translation	(2,185)	2,502	(8,630)
Balance June 30	$ 102,104	$ 113,503	$ 90,669

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $102 million, $114 million and $91 million as of June 30, 2024, 2023 and 2022, respectively. The accrued interest related to the gross unrecognized tax benefits, excluded from the amounts above, was $27 million, $21 million, and $18 million as of June 30, 2024, 2023 and 2022, respectively. The accrued penalties related to the gross unrecognized tax benefits, excluded from the amounts above, was $2 million as of both June 30, 2024 and 2023. There were no accrued penalties related to the gross unrecognized tax benefits as of June 30, 2022.

It is reasonably possible that, within the next 12 months, the amount of gross unrecognized tax benefits could be reduced by up to approximately $40 million as a result of the revaluation of existing uncertain tax positions arising from developments in the examination process or the closure of tax statutes. Any increase in the amount of unrecognized tax benefits within the next 12 months is expected to be insignificant.

We file income tax returns in the United States and in various foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. We are open to assessment of our U.S. federal income tax returns by the Internal Revenue Service for years after 2013, and our state and local income tax returns for years after 2016. We are open to assessment for significant foreign jurisdictions for years after 2011.

6. Earnings Per Share

Basic earnings per share are computed using the weighted-average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted-average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding equity-based awards. The reconciliation of the numerator and denominator of basic and diluted earnings per share was as follows:

	2024	2023	2022
Numerator:			
Net income attributable to common shareholders	$ 2,844,215	$ 2,082,936	$ 1,315,605
Denominator:			
Basic - weighted-average common shares	128,507,352	128,367,842	128,539,387
Increase in weighted-average common shares from dilutive effect of equity-based awards	1,732,385	1,454,243	1,816,556
Diluted - weighted-average common shares, assuming exercise of equity-based awards	130,239,737	129,822,085	130,355,943
Basic earnings per share	$ 22.13	$ 16.23	$ 10.24
Diluted earnings per share	$ 21.84	$ 16.04	$ 10.09

For 2024, 2023 and 2022, 0.4 million, 1.0 million and 0.4 million common shares, respectively, subject to equity-based awards were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

7. Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. Cost components include raw materials, purchased components, labor and overhead.

The inventories caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2024	2023
Finished products	$ 777,775	$ 794,128
Work in process	1,421,104	1,488,665
Raw materials	587,921	625,086
Total	$ 2,786,800	$ 2,907,879

8. Supply Chain Financing

We have supply chain financing ("SCF") programs with financial intermediaries, which provide certain suppliers the option to be paid by the financial intermediaries earlier than the due date on the applicable invoice. We are not a party to the agreements between the participating financial intermediaries and the suppliers in connection with the programs. The range of payment terms we negotiate with our suppliers is consistent, irrespective of whether a supplier participates in the SCF programs. We do not reimburse suppliers for any costs they incur for participation in the SCF programs and their participation is voluntary.

Amounts due to our suppliers that elected to participate in the SCF programs are included in accounts payable, trade on the Consolidated Balance Sheet and payments made under the SCF programs are included within operating activities on the Consolidated Statement of Cash Flows. Accounts payable, trade included approximately $116 million and $85 million payable to suppliers who have elected to participate in the SCF programs as of June 30, 2024 and June 30, 2023, respectively. The amounts settled through the SCF programs and paid to the participating financial intermediaries totaled $331 million and $284 million during 2024 and 2023, respectively.

9. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	Diversified Industrial Segment	Aerospace Systems Segment	Total
Balance June 30, 2022	$ 7,185,981	$ 554,101	$ 7,740,082
Acquisitions	452,008	2,337,072	2,789,080
Divestitures	(1,064)	(2,232)	(3,296)
Foreign currency translation and other	45,830	56,898	102,728
Balance June 30, 2023	$ 7,682,755	$ 2,945,839	$ 10,628,594
Acquisitions	1,113	9,778	10,891
Divestitures	(25,387)	—	(25,387)
Foreign currency translation and other	(51,052)	(55,613)	(106,665)
Balance June 30, 2024	$ 7,607,429	$ 2,900,004	$ 10,507,433

Acquisitions represent goodwill resulting from the purchase price allocation for the Acquisition during the measurement period. Refer to Note 3 for further discussion.

Divestitures represent goodwill associated with the sale of businesses during 2024 and 2023.

Goodwill is tested for impairment at the reporting unit level annually and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. Our annual impairment tests performed in 2024, 2023 and 2022 resulted in no impairment loss being recognized.

Intangible assets are amortized on a straight-line method over their legal or estimated useful lives. The gross carrying value and accumulated amortization for each major category of intangible asset at June 30 are as follows:

| | 2024 | | 2023 | |
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents and technology	$ 2,116,999	$ 451,908	$ 2,128,847	$ 352,040
Trade names	1,041,633	441,382	1,047,678	390,737
Customer relationships and other	8,044,208	2,493,369	8,109,063	2,092,197
Total	$ 11,202,840	$ 3,386,659	$ 11,285,588	$ 2,834,974

Total intangible asset amortization expense in 2024, 2023 and 2022 was $578 million, $501 million and $314 million, respectively. The estimated intangible asset amortization expense for the five years ending June 30, 2025 through 2029 is $550 million, $550 million, $542 million, $534 million and $506 million, respectively.

Intangible assets are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition may be less than their net carrying value. No material intangible asset impairments occurred in 2024, 2023 or 2022.

10.   Financing Arrangements

The Company has a line of credit totaling $3.0 billion through a multi-currency revolving credit agreement with a group of banks, of which $0.9 billion was available for borrowing as of June 30, 2024. The credit agreement expires June 2028; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which may result in changes to the current terms and conditions of the credit agreement. Advances from the credit agreement can be used for general corporate purposes, including acquisitions, and for the refinancing of existing indebtedness. The credit agreement supports our commercial paper program, and issuances of commercial paper reduce the amount of credit available under the agreement. The credit agreement requires the payment of an annual facility fee, the amount of which may increase in the event our credit ratings are lowered. Although a lowering of our credit ratings would likely increase the cost of future debt, it would not limit our ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company is currently authorized to sell up to $3.0 billion of short-term commercial paper notes. Commercial paper notes outstanding as of June 30, 2024 and 2023 were $2.1 billion and $1.8 billion, respectively. The Company had no outstanding borrowings from foreign banks at June 30, 2024 and 2023. The weighted-average interest rate on notes payable outstanding at June 30, 2024 and 2023 was 5.5 percent and 5.6 percent, respectively.

In the ordinary course of business, some of our locations may enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.

The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. Based on our rating level at June 30, 2024, the most restrictive financial covenant provides that the ratio of debt to debt-shareholders' equity cannot exceed 0.65 to 1.0. As of June 30, 2024, our debt to debt-shareholders' equity ratio was 0.47 to 1.0. We are in compliance with all covenants.

11. Debt

June 30,	2024	2023
Domestic:		
Fixed rate medium-term notes, 3.30% to 6.25%, due 2025 - 2045	$ 1,825,000	$ 1,825,000
Senior Notes, 2.70% to 4.50%, due 2024 - 2049	5,300,000	7,275,000
Term Loan Facility, due 2026	490,000	875,000
Foreign:		
Euro Senior Notes, 1.125%, due 2025	749,945	763,770
Other long-term debt	104,794	106,598
Deferred debt issuance costs	(57,725)	(74,713)
Total long-term debt	8,412,014	10,770,655
Less: Long-term debt payable within one year	1,254,980	1,974,371
Long-term debt, net	$ 7,157,034	$ 8,796,284

In September 2022, the Company fully drew against the $2.0 billion delayed-draw Term Loan Facility (the "Term Loan Facility"), which will mature in its entirety in September 2025. We used the proceeds of the Term Loan Facility to finance a portion of the Acquisition. At June 30, 2024, the Term Loan Facility had an interest rate of Secured Overnight Financing Rate plus 122.5 bps. Interest payments are made at the interest reset dates, which are either one, three, or six months at the discretion of the Company. Additionally, the provisions of the Term Loan Facility allow for prepayments at the Company's discretion. During 2024, we made principal payments totaling $385 million related to the Term Loan Facility. We also repaid in full $575 million and $1.4 billion aggregate principal amount of Senior Notes, with interest rates of 2.70 percent and 3.65 percent, respectively, which matured in 2024.

Principal amounts of long-term debt payable in the five years ending June 30, 2025 through 2029 are $1,261 million, $500 million, $710 million, $1,209 million and $1,009 million, respectively. The principal amounts of long-term debt payable exclude the amortization of debt issuance costs.

12. Leases

We primarily enter into lease agreements for office space, distribution centers, certain manufacturing facilities and equipment. Certain leases contain options that provide us with the ability to extend the lease term. Such options are included in the lease term when it is reasonably certain that the option will be exercised. When accounting for leases, we combine payments for leased assets, related services and other components of a lease. Payments within certain lease agreements are adjusted periodically for changes in an index or rate. In addition, leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheet.

The discount rate implicit within our leases is generally not determinable, and therefore we determine the discount rate based on our incremental borrowing rate. The incremental borrowing rate for our leases is determined based on lease term and the currency in which lease payments are made.

The components of lease expense are as follows:

	2024	2023	2022
Operating lease expense	$ 67,562	$ 60,411	$ 46,026
Finance lease cost:			
Amortization of lease assets	7,511	5,604	1,861
Interest on lease liabilities	5,338	4,383	390
Short-term lease cost	8,653	7,577	7,041
Variable lease cost	6,051	5,747	5,849
Total lease cost	$ 95,115	$ 83,722	$ 61,167

Supplemental cash flow information related to leases is as follows:

	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows - payments on operating leases	$ 65,286	$ 57,717	$ 45,371
Operating cash outflows - interest payments on finance leases	5,338	4,383	390
Financing cash outflows - payments on finance lease obligations	4,658	5,141	1,992
Right-of-use assets obtained in exchange for operating lease obligations	41,965	45,365	50,925
Right-of-use assets obtained in exchange for finance lease obligations	4,084	1,340	—

Supplemental balance sheet information related to operating leases is as follows:

	2024	2023
Operating Leases		
Operating lease right-of-use assets (included within Investments and other assets)	$ 225,952	$ 232,733
Current operating lease liabilities (included within Other accrued liabilities)	$ 54,158	$ 50,523
Long-term operating lease liabilities (included within Other liabilities)	179,849	187,445
Total operating lease liabilities	$ 234,007	$ 237,968
Finance Leases		
Buildings and building equipment	$ 106,667	$ 107,910
Machinery and equipment	9,298	5,113
Accumulated depreciation	(15,443)	(8,196)
Property, plant and equipment, net	$ 100,522	$ 104,827
Notes payable and long-term debt payable within one year	$ 5,042	$ 4,198
Long-term debt	98,343	100,889
Total finance lease liabilities	$ 103,385	$ 105,087
Weighted-average remaining lease term		
Operating leases	6.4 years	6.9 years
Finance leases	19.5 years	20.8 years
Weighted-average discount rate		
Operating leases	4.2 %	3.9 %
Finance leases	5.2 %	5.2 %

Maturities of lease liabilities at June 30, 2024 are as follows:

	Operating Leases	Finance Leases
2025	$ 62,573	$ 10,243
2026	50,428	10,164
2027	38,914	9,728
2028	29,243	8,851
2029	20,245	8,932
Thereafter	70,756	118,354
Total lease payments	$ 272,159	$ 166,272
Less imputed interest	38,152	62,887
Total lease liabilities	$ 234,007	$ 103,385

13. Retirement Benefits

Pensions - The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Our largest plans are generally closed to new participants. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. We also have arrangements for certain key employees, which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. We also sponsor defined contribution plans and participate in government-sponsored programs in certain foreign countries. During 2023, we acquired several U.S. and Non-U.S. defined benefit pension plans in connection with the Acquisition.

A summary of the Company's defined benefit pension plans follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits		
	2024	2023	2022	2024	2023	2022
Benefit cost						
Service cost	$ 29,303	$ 34,705	$ 48,382	$ 22,033	$ 22,713	$ 28,256
Interest cost	189,505	165,074	92,475	79,489	60,394	17,775
Expected return on plan assets	(257,531)	(237,704)	(227,302)	(95,147)	(73,441)	(40,586)
Amortization of prior service cost	907	536	3,500	369	395	603
Amortization of unrecognized actuarial loss	1,605	8,316	140,735	6,389	8,862	16,553
Amortization of transition obligation	—	—	—	—	—	8
One-time charges related to divestitures	—	—	—	—	(2,480)	—
Net periodic benefit cost	$ (36,211)	$ (29,073)	$ 57,790	$ 13,133	$ 16,443	$ 22,609

Components of net pension benefit cost, other than service cost, are included in other (income) expense, net in the Consolidated Statement of Income.

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
	2024	2023	2024	2023
Change in benefit obligation				
Benefit obligation at beginning of year	$ 4,007,740	$ 3,939,482	$ 1,827,951	$ 1,019,837
Service cost	29,303	34,705	22,033	22,713
Interest cost	189,505	165,074	79,489	60,394
Acquisition	—	320,401	—	860,738
Plan amendments	16,656	2,521	—	—
Divestiture	—	—	—	(1,779)
Actuarial gain	(105,971)	(210,414)	(5,863)	(139,062)
Benefits paid	(414,054)	(244,029)	(81,028)	(68,729)
Foreign currency translation and other	—	—	(26,060)	73,839
Benefit obligation at end of year	$ 3,723,179	$ 4,007,740	$ 1,816,522	$ 1,827,951
Change in plan assets				
Fair value of plan assets at beginning of year	$ 3,548,112	$ 3,353,420	1,907,183	1,008,733
Actual gain (loss) on plan assets	179,145	161,568	97,737	(130,169)
Acquisition	—	263,927	—	876,780
Employer contributions	49,888	13,226	105,273	139,812
Benefits paid	(414,054)	(244,029)	(81,028)	(68,729)
Foreign currency translation and other	—	—	(26,149)	80,756
Fair value of plan assets at end of year	$ 3,363,091	$ 3,548,112	$ 2,003,016	$ 1,907,183
Funded status	$ (360,088)	$ (459,628)	$ 186,494	$ 79,232

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
	2024	2023	2024	2023
Amounts recognized on the Consolidated Balance Sheet[1]				
Investments and other assets	$ —	$ —	$ 243,783	$ 145,809
Other accrued liabilities	(62,967)	(57,023)	(832)	(760)
Pensions and other postretirement benefits	(297,121)	(402,605)	(56,457)	(65,817)
Net amount recognized	$ (360,088)	$ (459,628)	$ 186,494	$ 79,232
Amounts recognized in Accumulated Other Comprehensive (Loss)[1]				
Net actuarial loss	$ 315,206	$ 344,395	$ 232,967	$ 249,542
Prior service cost	20,259	4,511	1,619	1,978
Net amount recognized	$ 335,465	$ 348,906	$ 234,586	$ 251,520

[1]The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and excludes the effect of income taxes.

As of the date of the Acquisition, the Meggitt plans were remeasured at fair value using accounting policies consistent with Parker plans.

At June 30, 2024, the U.S. benefit obligation decreased primarily due to higher discount rates. The Non-U.S. benefit obligation decreased slightly at June 30, 2024, primarily due to benefit payments and foreign currency translation, partially offset by service cost and interest cost related increases. At June 30, 2023, both the U.S. and Non-U.S. benefit obligations increased primarily due to plans acquired with the Acquisition, partially offset by increased discount rates.

In 2024, the predominant drivers of the decrease in U.S. plan assets are lump sum benefit payments and lower than expected actual return on assets. Contributions are the largest factor explaining the increase in Non-U.S. plan assets during 2024. The plans acquired with the Acquisition are the primary contributing factor for the increase in U.S. and Non-U.S. plan assets fair value during 2023.

The accumulated benefit obligation for all defined benefit plans was $5.4 billion and $5.7 billion at June 30, 2024 and 2023, respectively.

Information for pension plans with accumulated benefit obligations in excess of plan assets:

	2024	2023
Accumulated benefit obligation	$ 3,778,330	$ 4,352,952
Fair value of plan assets	3,502,313	3,955,284

Information for pension plans with projected benefit obligations in excess of plan assets:

	2024	2023
Projected benefit obligation	$ 4,211,478	$ 4,545,650
Fair value of plan assets	3,794,100	4,019,445

We expect to make cash contributions of approximately $141 million to our defined benefit pension plans in 2025, of which $63 million and $78 million relate to U.S. and non-U.S. plans, respectively.

The following benefit payments are expected to be paid during each respective year:

	Estimated U.S. Benefit Payments	Estimated Non-U.S. Benefit Payments
2025	$ 320,196	$ 90,611
2026	271,372	94,139
2027	275,091	96,586
2028	275,915	98,000
2029	285,845	101,622
2030 - 2034	1,401,115	531,742

The assumptions used to measure net periodic benefit cost for the Company's defined benefit plans are:

	2024	2023	2022
U.S. defined benefit plan			
Discount rate	4.88 %	4.36 %	2.55 %
Average increase in compensation	3.81 %	3.35 %	3.05 %
Expected return on plan assets	7.00 %	6.50 %	6.50 %
Non-U.S. defined benefit plans			
Discount rate	0.90% to 5.20%	0.60% to 5.06%	0.25% to 2.95%
Average increase in compensation	2.00% to 4.40%	1.75% to 4.00%	1.75% to 4.50%
Expected return on plan assets	0.30% to 6.80%	1.00% to 5.10%	1.00% to 4.50%

The assumptions used to measure the benefit obligation for the Company's defined benefit plans are:

	2024	2023
U.S. defined benefit plan		
Discount rate	5.27 %	4.88 %
Average increase in compensation	3.76 %	3.81 %
Non-U.S. defined benefit plans		
Discount rate	1.46% to 5.23%	0.90% to 5.20%
Average increase in compensation	2.00% to 4.50%	2.00% to 4.40%

The discount rate assumption is based on current rates of high-quality, long-term corporate bonds over the same estimated time period that benefit payments will be required to be made. The expected return on plan assets assumption is based on the weighted-average expected return of the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

The weighted-average allocation of the majority of the assets related to the defined benefit plans is as follows:

	2024	2023
Equity securities	26 %	30 %
Debt securities	49 %	45 %
Other investments	25 %	25 %
	100 %	100 %

The weighted-average target asset allocation as of June 30, 2024 is 36 percent equity securities, 48 percent debt securities and 16 percent other investments. The investment strategy for the Company's worldwide defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk in order to provide adequate liquidity to meet immediate and future benefit requirements. This strategy requires investment portfolios that are broadly diversified across various asset classes and external investment managers. Assets held in the U.S. and U.K. defined benefit plans account for 63 percent and 24 percent, respectively, of our total defined benefit plan assets. The overall investment strategy with respect to our U.S. defined benefit plan is to use a funding strategy more heavily weighted toward liability-hedging assets as the funded status improves. Over time, we will continue to add long duration fixed income investments to the portfolio. These securities are highly correlated with our pension liabilities and will be managed in a liability framework. For the U.K. defined benefit plans, the overall investment strategy is primarily to utilize growth assets to achieve a return in excess of the risk-free rate and to utilize fixed income investments to achieve a rate of return that is at least commensurate with the changes in the cost of providing fixed and index-linked annuities.

The fair values of pension plan assets at June 30, 2024 and at June 30, 2023, by asset class, are as follows:

	June 30, 2024	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 454,659	$ 448,510	$ 6,149	$ —
Equity securities				
U.S. based companies	679,972	679,972	—	—
Non-U.S. based companies	144,760	85,692	59,068	—
Fixed income securities				
Corporate debt securities	933,191	28,790	904,401	—
Government issued securities	809,892	556,599	253,293	—
Mutual funds				
Equity funds	12,494	12,494	—	—
Mutual funds measured at net asset value	331,215			
Common/Collective trusts measured at net asset value	1,561,752			
Limited Partnerships measured at net asset value	125,695			
Other financial instruments	312,477	12,717	299,760	—
Total at June 30, 2024	$ 5,366,107	$ 1,824,774	$ 1,522,671	$ —

	June 30, 2023	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 341,812	$ 333,978	$ 7,834	$ —
Equity securities				
U.S. based companies	538,118	523,649	14,469	—
Non-U.S. based companies	152,354	76,173	76,181	—
Fixed income securities				
Corporate debt securities	464,056	118,536	345,520	—
Government issued securities	610,326	570,368	39,958	—
Mutual funds				
Equity funds	11,406	11,406	—	—
Fixed income funds	357	357	—	—
Mutual funds measured at net asset value	264,346			
Common/Collective trusts measured at net asset value	2,626,832			
Limited Partnerships measured at net asset value	137,077			
Other financial instruments	308,610	—	308,610	—
Total at June 30, 2023	$ 5,455,294	$ 1,634,467	$ 792,572	$ —

Cash and cash equivalents are valued at cost, which approximates fair value. The U.S. defined benefit plan uses a liability-hedging initiative that requires the plan to maintain a certain cash balance. At June 30, 2024, this required cash balance totaled approximately $51 million.

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded. U.S. based companies include Parker stock with a fair value of $672 million and $519 million as of June 30, 2024 and 2023, respectively.

Fixed income securities are valued using both market observable inputs for similar assets that are traded on an active market and the closing price on the active market on which the individual securities are traded.

Mutual funds are valued using the closing market price reported on the active market on which the fund is traded or at net asset value per share and primarily consist of equity and fixed income funds. The equity funds primarily provide exposure to U.S. and international equities, real estate and commodities. The fixed income funds primarily provide exposure to high-yield securities and emerging market fixed income instruments. Mutual funds measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are presented in the tables above to permit reconciliation of the fair value hierarchy to total pension plan assets. Redemption of a certain mutual fund is subject to a lock-up period, lasting throughout its duration, scheduled to terminate July 2026. However, this mutual fund may extend its duration up to an additional two years under certain conditions.

Common/Collective trusts primarily consist of equity, fixed income and real estate funds and are valued using the closing market price reported on the active market on which the fund is traded or at net asset value per share. Common/Collective trust investments can be redeemed without restriction after giving appropriate notice to the issuer. Generally, redemption of the entire investment balance of all common/collective trusts requires no more than a 90-day notice period. The equity funds provide exposure to large, mid and small cap U.S. equities, international large and small cap equities and emerging market equities. The fixed income funds provide exposure to U.S., international and emerging market debt securities. Common/ Collective trusts measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are presented in the tables above to permit reconciliation of the fair value hierarchy to total pension plan assets.

Limited Partnerships' interest in venture capital investments are measured at fair value based on net asset value as determined by the respective fund investment. A certain limited partnership investment is restricted to a maximum redemption of 20 percent of its account balance every six months upon a 90-day notification period. Limited Partnerships measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are presented in the tables above to permit reconciliation of the fair value hierarchy to total pension plan assets.

Other financial instruments primarily include insurance contracts within the Non-U.S. pension plans' asset portfolio, as well as derivative instruments associated with our liability hedging strategies. Insurance contracts are valued at the present value of future cash flows promised under the terms of the insurance contracts. Derivative instruments are valued based on the closing prices of contracts or market observable inputs. Other financial instruments also include net payables for securities purchased but not settled associated with the U.S. pension plan asset portfolio.

The primary investment objective of equity securities and equity funds, within both the mutual fund and common/collective trust asset class, is to obtain capital appreciation in an amount that at least equals various market-based benchmarks. The primary investment objective of fixed income securities and fixed income funds, within both the mutual fund and common/ collective trust asset class, is to provide for a constant stream of income while preserving capital. The primary investment objective of limited partnerships is to achieve capital appreciation through an investment program focused on specialized investment strategies. The primary investment objective of the investments in the other financial instruments category is to provide a stable rate of return over a specified period of time and execute the liability hedging strategies.

Employee Savings Plan - We sponsor an employee stock ownership plan ("ESOP") as part of our legacy savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Effective January 1, 2022, the Company matching contributions were increased, up to a maximum of five percent of eligible compensation from the previous maximum of four percent of eligible compensation. These contributions are recorded as compensation expense. Participants may direct company matching contributions to any investment option within the savings and investment 401(k) plan.

	2024	2023	2022
Shares held by ESOP	3,422,781	3,779,985	4,125,214
Company matching contributions	$ 116,867	$ 104,237	$ 87,554

In addition to shares within the ESOP, as of June 30, 2024, employees have elected to invest in 1,081,148 shares of common stock within a company stock fund of the savings and investment 401(k) plan.

The Company has a retirement income account ("RIA") within our legacy savings and investment 401(k) plan. We make a cash contribution to the participant's RIA each year. Most participants receive a flat three percent annual contribution of eligible compensation, with some grandfathered participants receiving annual contributions calculated at a higher percent of eligible compensation. No participant receives less than the flat three percent contribution. Participants do not contribute to the RIA. The Company recognized $77 million, $63 million and $57 million in expense related to the RIA in 2024, 2023 and 2022, respectively.

In September 2022, we acquired several defined contribution plans relating to the Meggitt acquisition, which were comprised of similar company matching contributions and RIA features as our legacy plan. During 2023, we recorded additional company matching expense of $9 million and additional RIA type expense of $11 million for the acquired plans. These plans were merged into our legacy savings and investment 401(k) plan during 2024.

Other Postretirement Benefits - The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. We have reserved the right to change these benefit plans. During 2023, we acquired postretirement medical and life insurance plans in connection with the Acquisition.

The Company recognized $2 million, $2 million and $1 million in expense related to other postretirement benefits in 2024, 2023 and 2022, respectively. Components of net other postretirement benefit cost, other than service cost, are included in other (income) expense, net in the Consolidated Statement of Income.

		2024		2023
Change in benefit obligation				
Benefit obligation at beginning of year	$	**78,567**	$	48,876
Service cost		**279**		330
Interest cost		**3,571**		3,004
Acquisition		**—**		39,112
Actuarial gain		**(3,952)**		(4,403)
Benefits paid		**(7,057)**		(8,352)
Benefit obligation at end of year	$	**71,408**	$	78,567
Funded status	$	**(71,408)**	$	(78,567)
Amounts recognized on the Consolidated Balance Sheet[1]				
Other accrued liabilities	$	**(7,173)**	$	(7,831)
Pensions and other postretirement benefits		**(64,235)**		(70,736)
Net amount recognized	$	**(71,408)**	$	(78,567)
Amounts recognized in Accumulated Other Comprehensive (Loss)[1]				
Net actuarial gain	$	**(20,155)**	$	(17,952)

[1]The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and is before the effect of income taxes.

As of the date of the Acquisition, the Meggitt plans were remeasured at fair value using accounting policies consistent with Parker plans.

The decrease in the benefit obligation in 2024 is due to higher discount rates, partially offset by a loss from updated medical rate trends. The increase in the benefit obligation in 2023 is due to the Acquisition.

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2024	2023	2022
Discount rate	4.86 %	4.26 %	2.36 %
Current medical cost trend rate (Pre-65 participants)	7.85 %	6.73 %	6.45 %
Current medical cost trend rate (Post-65 participants)	8.18 %	6.81 %	6.72 %
Ultimate medical cost trend rate	4.50 %	4.50 %	4.50 %
Medical cost trend rate decreases to ultimate in year	2033	2031	2029

The discount rate assumption used to measure the benefit obligation was 5.23 percent and 4.86 percent in 2024 and 2023, respectively.

Estimated future benefit payments for other postretirement benefits are as follows:

2025	$	7,173
2026		6,942
2027		6,740
2028		6,495
2029		6,223
2030 - 2034		27,418

Other - The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, company matching contributions and earnings on the deferrals. In addition, we maintain a defined contribution nonqualified supplemental executive pension plan in which the Company is the only contributor. During 2024, 2023 and 2022, we recorded expense (income) relating to these programs of $23 million, $20 million and $(21) million, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligations under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

14. Equity

Changes in accumulated other comprehensive (loss) in shareholders' equity by component:

	Foreign Currency Translation Adjustment and Other	Retirement Benefit Plans	Total
Balance June 30, 2022	$ (1,149,071)	$ (394,127)	$ (1,543,198)
Other comprehensive income before reclassifications	187,027	53,172	240,199
Amounts reclassified from accumulated other comprehensive (loss)	—	10,127	10,127
Balance June 30, 2023	$ (962,044)	$ (330,828)	$ (1,292,872)
Other comprehensive (loss) income before reclassifications	(167,953)	17,217	(150,736)
Amounts reclassified from accumulated other comprehensive (loss)	—	5,596	5,596
Balance June 30, 2024	**$ (1,129,997)**	**$ (308,015)**	**$ (1,438,012)**

Significant reclassifications out of accumulated other comprehensive (loss) in shareholders' equity during 2024:

Details about Accumulated Other Comprehensive (Loss) Components	Income (Expense) Reclassified from Accumulated Other Comprehensive (Loss)		Consolidated Statement of Income Classification
Retirement benefit plans			
Amortization of prior service cost and initial net obligation	$	(1,277)	Other (income) expense, net
Recognized actuarial loss		(6,245)	Other (income) expense, net
Total before tax		(7,522)	
Tax benefit		1,926	
Net of tax	$	(5,596)	

Significant reclassifications out of accumulated other comprehensive (loss) in shareholders' equity during 2023:

Details about Accumulated Other Comprehensive (Loss) Components	Income (Expense) Reclassified from Accumulated Other Comprehensive (Loss)		Consolidated Statement of Income Classification
Retirement benefit plans			
Amortization of prior service cost and initial net obligation	$	(931)	Other (income) expense, net
Recognized actuarial loss		(15,573)	Other (income) expense, net
Divestiture activity		2,480	Other (income) expense, net
Total before tax		(14,024)	
Tax benefit		3,897	
Net of tax	$	(10,127)	

Share Repurchases - The Company has a program to repurchase its common shares. On October 22, 2014, the Board of Directors of the Company approved an increase in the overall number of shares authorized to repurchase under the program so that, beginning on such date, the aggregate number of shares authorized for repurchase was 35 million. There is no limitation on the number of shares that can be repurchased in a year. Repurchases may be funded primarily from operating cash flows and commercial paper borrowings and the shares are initially held as treasury shares.

The number of common shares repurchased at the average purchase price follows:

	2024	2023	2022
Shares repurchased	438,229	663,599	1,281,818
Average price per share, including commissions	$ 456.38	$ 301.39	$ 296.71

15. Stock Incentive Plans

The Company's 2023 Omnibus Stock Incentive Plan ("2023 SIP") provides for the granting of share-based incentive awards in the form of nonqualified stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and restricted and unrestricted stock to officers and key employees of the Company. The aggregate number of shares of common stock authorized for issuance under the 2023 SIP is 11.3 million. At June 30, 2024, 8.5 million common stock shares were available for future issuance. Effective as of October 25, 2023, no further awards may be granted under the Amended and Restated 2016 Omnibus Stock Incentive Plan.

We satisfy share-based incentive award obligations by issuing shares of common stock out of treasury, which have been repurchased pursuant to our share repurchase program described in Note 14, or through the issuance of previously unissued common stock.

SARs - Upon exercise, SARs entitle the participant to receive shares of common stock equal to the increase in value of the award between the grant date and the exercise date. SARs are exercisable from one to three years after the date of grant and expire no more than 10 years after grant.

The fair value of each SAR award granted in 2024, 2023 and 2022 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2024	2023	2022
Risk-free interest rate	4.4 %	3.0 %	0.8 %
Expected life of award	5.5 years	5.6 years	5.6 years
Expected dividend yield of stock	1.8 %	1.8 %	1.9 %
Expected volatility of stock	39.0 %	37.1 %	35.7 %
Weighted-average fair value	$ 146.72	$ 97.70	$ 81.71

The risk-free interest rate was based on U.S. Treasury yields with a term similar to the expected life of the award. The expected life of the award was derived by referring to actual exercise and post-vesting employment termination experience. The expected dividend yield was based on our historical dividend rate and stock price over a period similar to the expected life of the award. The expected volatility of stock was derived by referring to changes in our historical common stock prices over a time-frame similar to the expected life of the award.

SAR activity during 2024 is as follows (aggregate intrinsic value in millions):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding June 30, 2023	3,873,429	$ 199.08		
Granted	519,305	$ 406.18		
Exercised	(877,243)	$ 162.31		
Canceled	(20,708)	$ 355.27		
Outstanding June 30, 2024	3,494,783	$ 238.15	5.96 years	$ 935.4
Exercisable June 30, 2024	2,444,988	$ 189.92	4.89 years	$ 772.3

A summary of the status and changes of shares subject to SAR awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2023	1,136,093	$ 84.36
Granted	519,305	$ 146.66
Vested	(584,895)	$ 76.14
Canceled	(20,708)	$ 120.19
Nonvested June 30, 2024	1,049,795	$ 119.05

During 2024, 2023 and 2022, we recognized stock-based compensation expense of $65 million, $51 million and $37 million, respectively, relating to SAR awards. The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related income tax benefit was credited to income tax expense.

At June 30, 2024, $26 million of expense with respect to nonvested SAR awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 23 months. The total fair value of shares vested during 2024, 2023 and 2022 was $45 million, $34 million and $29 million, respectively.

Information related to SAR awards exercised during 2024, 2023 and 2022 is as follows:

		2024		2023		2022
Net cash proceeds	$	3,606	$	3,476	$	2,831
Intrinsic value	$	269,535	$	158,452	$	97,002
Income tax benefit	$	44,453	$	26,854	$	15,845
Number of shares surrendered		177,707		152,835		98,673

RSUs - RSUs constitute an agreement to deliver shares of common stock to the participant at the end of a vesting period. Generally, the RSUs granted to employees vest, and the underlying stock is issued ratably, over a three-year graded vesting period. Nonvested RSUs may not be transferred and do not have dividend or voting rights. For each nonvested RSU, recipients are entitled to receive a dividend equivalent, payable in cash or common shares, equal to the cash dividend per share paid to common shareholders.

The fair value of each RSU award granted in 2024, 2023 and 2022 was based on the fair market value of our common stock on the date of grant. A summary of the status and changes of shares subject to RSU awards for employees and the related average price per share follows:

	Number of Shares		Weighted-Average Grant Date Fair Value
Nonvested June 30, 2023	205,521	$	278.88
Granted	84,008	$	403.27
Vested	(105,855)	$	263.14
Canceled	(5,855)	$	344.65
Nonvested June 30, 2024	**177,819**	$	**344.85**

During 2024, 2023 and 2022, we recognized stock-based compensation expense of $30 million, $27 million and $26 million, respectively, relating to RSU awards for employees. At June 30, 2024, $19 million of expense with respect to nonvested RSU awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 23 months. The total fair value of RSU awards vested during 2024, 2023 and 2022 was $28 million, $30 million and $26 million, respectively. We recognized an income tax benefit of $3 million, $2 million and $4 million relating to the issuance of common stock for RSU awards that vested during 2024, 2023 and 2022, respectively.

Additionally, we granted RSUs with a one-year vesting period to non-employee members of the Board of Directors. Recipients receive a dividend equivalent payable in common shares, equal to the cash dividend per share paid to common shareholders. A summary of the status and changes of shares subject to Board of Directors RSU awards and the related average price per share follows:

	Number of Shares		Weighted-Average Grant Date Fair Value
Nonvested June 30, 2023	6,225	$	278.90
Granted	4,658	$	367.97
Vested	(6,244)	$	278.90
Nonvested June 30, 2024	**4,639**	$	**368.34**

The fair value of each RSU award granted to the Board of Directors in 2024, 2023 and 2022 was based on the fair market value of our common stock on the date of grant. In 2024, 2023 and 2022, we recognized stock-based compensation expense of $1.7 million, $1.9 million and $1.8 million, respectively, relating to these awards. During 2024, 2023 and 2022, we recognized an income tax benefit (cost) of $0.1 million, $(0.02) million and $0.2 million, respectively, related to the vesting of Board of Directors RSU awards. At June 30, 2024, $0.4 million of expense with respect to nonvested RSU awards granted to the Board of Directors has yet to be recognized and will be amortized into expense over a weighted-average period of approximately three months.

LTIP - The Company's Long Term Incentive Plans ("LTIP") provide for the issuance of unrestricted stock to certain officers and key employees based on the attainment of certain goals relating to our revenue growth, earnings per share growth and return on invested capital during the three-year performance period.

Stock issued and surrendered for LTIP		2024		2023		2022
LTIP three-year plan		**2021-22-23**		2020-21-22		2019-20-21
Number of shares issued		**122,837**		204,175		251,783
Number of shares surrendered		**64,340**		102,120		124,007
Share value on date of issuance	$	**546.26**	$	311.65	$	271.38
Total value of shares issued	$	**67,102**	$	63,631	$	68,329

Under the Company's 2022-23-24 LTIP, a payout of unrestricted stock will be issued in April 2025.

The fair value of each LTIP award granted in 2024, 2023 and 2022 was based on the fair market value of our common stock on the date of grant. These nonvested LTIP awards entitle participants to earn a dividend equivalent unit, payable in common shares, equal to the cash dividend per share paid to common shareholders. These dividend equivalent units do not have dividend or voting rights and are subject to the same performance goals as the initial award granted. A summary of shares relating to the LTIP and the related average price per share follows:

	Number of Shares		Weighted-Average Grant Date Fair Value
Nonvested June 30, 2023	392,607	$	292.32
Granted	**149,988**	$	**380.97**
Vested	**(187,177)**	$	**249.97**
Canceled	**(7,841)**	$	**329.54**
Nonvested June 30, 2024	**347,577**	$	**350.75**

During 2024, 2023 and 2022, we recorded stock-based compensation expense of $59 million, $63 million and $72 million, respectively, relating to the LTIP. During 2024, 2023 and 2022, we recognized an income tax benefit of $5 million, $4 million and $5 million, respectively, relating to the LTIP.

16.   Research and Development

Independent research and development costs amounted to $253 million in 2024, $258 million in 2023 and $191 million in 2022. Pre-production expense incurred in connection with development contracts amounted to $45 million in 2024, $73 million in 2023 and $74 million in 2022.

17.   Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities and other investments, accounts receivable and long-term investments, as well as obligations under accounts payable, trade, notes payable and long-term debt. Due to their short-term nature, the carrying values for cash and cash equivalents, accounts receivable, accounts payable, trade and notes payable approximate fair value. Marketable securities and other investments include deposits, which are recorded at cost.

The carrying value of long-term debt, which excludes the impact of net unamortized debt issuance costs, and estimated fair value of long-term debt at June 30 are as follows:

	2024	2023
Carrying value of long-term debt	$ 8,469,739	$ 10,845,359
Estimated fair value of long-term debt	7,884,556	10,221,563

The fair value of long-term debt is classified within level 2 of the fair value hierarchy.

The Company utilizes derivative and non-derivative financial instruments, including forward exchange contracts, costless collar contracts, cross-currency swap contracts and certain foreign currency denominated debt designated as net investment hedges, to manage foreign currency transaction and translation risk. Additionally, we acquired forward exchange contracts and cross-currency swap contracts in connection with the Acquisition. The derivative financial instrument contracts are with major investment grade financial institutions, and the Company does not anticipate any material non-performance by any of the counterparties. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company's €700 million aggregate principal amount of Senior Notes due 2025 have been designated as a hedge of the Company's net investment in certain foreign subsidiaries. The effect of translating the Senior Notes due 2025 into U.S. dollars is recorded in accumulated other comprehensive (loss) and remains there until the underlying net investment is sold or substantially liquidated.

In connection with the Acquisition, the Company entered into deal-contingent forward contracts during October 2021 to mitigate the risk of appreciation in the GBP-denominated purchase price. The deal-contingent forward contracts had an aggregate notional amount of £6.4 billion, and were settled in September 2022 in connection with the Acquisition. In June 2022, we amended the agreement to include a credit support annex ("CSA") obligating Parker to post $250 million of cash collateral. In July 2022, the Company received the $250 million cash collateral previously posted. Cash flows associated with the cash collateral are recorded in cash flow from investing activities on the Consolidated Statement of Cash Flows.

Derivative financial instruments are recognized on the Consolidated Balance Sheet as either assets or liabilities and are measured at fair value.

The location and fair value of derivative financial instruments reported on the Consolidated Balance Sheet are as follows:

	Balance Sheet Caption	2024	2023
Net investment hedges			
Cross-currency swap contracts	Investments and other assets	$ 16,325	$ 21,578
Cross-currency swap contracts	Other liabilities	208	—
Other derivative contracts			
Forward exchange contracts	Non-trade and notes receivable	7,625	—
Forward exchange contracts	Other accrued liabilities	72	—

The cross-currency swap and forward exchange contracts are reflected on a gross basis in the Consolidated Balance Sheet. The Company has not entered into any master netting arrangements.

The €69 million, €290 million and ¥2.1 billion cross-currency swap contracts have been designated as hedging instruments. The forward exchange, deal-contingent forward and costless collar contracts, as well as cross-currency swap contracts acquired as part of the Acquisition, have not been designated as hedging instruments and are considered to be economic hedges of forecasted transactions.

The forward exchange, costless collar, and deal-contingent forward contracts, as well as the cross-currency swap contracts acquired as part of the Acquisition, are adjusted to fair value by recording gains and losses through the other (income) expense, net caption in the Consolidated Statement of Income.

Derivatives designated as hedges are adjusted to fair value by recording gains and losses through accumulated other comprehensive (loss) on the Consolidated Balance Sheet until the hedged item is recognized in earnings. We assess the effectiveness of the €69 million, €290 million and ¥2.1 billion cross-currency swap hedging instruments using the spot method. Under this method, the periodic interest settlements are recognized directly in earnings through interest expense.

Gains (losses) on derivative financial instruments were recorded in the Consolidated Statement of Income as follows:

	2024	2023	2022
Deal-contingent forward contracts	$ —	$ (389,992)	$ (1,015,426)
Forward exchange contracts	11,096	(7,259)	55,860
Costless collar contracts	—	11,528	(4,364)
Cross-currency swap contracts	—	(18,739)	—

Gains (losses) on derivative and non-derivative financial instruments that were recorded in accumulated other comprehensive (loss) in the Consolidated Balance Sheet are as follows:

	2024	2023
Cross-currency swap contracts	$ (4,122)	$ 451
Foreign currency denominated debt	10,455	(22,534)

During 2024, 2023, and 2022, the periodic interest settlements related to the cross-currency swaps were not material.

A summary of financial assets and liabilities that were measured at fair value on a recurring basis at June 30, 2024 and 2023 are as follows:

	June 30, 2024	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Derivatives	$ 23,950	$ —	$ 23,950	$ —
Liabilities:				
Derivatives	280	—	280	—

	June 30, 2023	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Derivatives	$ 21,578	$ —	$ 21,578	$ —

Derivatives consist of forward exchange and cross-currency swap contracts, the fair values of which are calculated using market observable inputs including both spot and forward prices for the same underlying currencies. The calculation of fair value of the cross-currency swap contracts also utilizes a present value cash flow model.

The primary investment objective for all derivatives is to manage foreign currency transaction and translation risk.

There are no other financial assets or financial liabilities that are marked to market on a recurring basis.

18.   Contingencies

The Company is involved in various litigation matters arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims, employee claims, class action lawsuits, and alleged violations of various environmental laws. We are self-insured in the United States for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third-party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on our liquidity, financial condition or results of operations.

Environmental - We are currently responsible for environmental matters primarily relating to known exposures arising from environmental litigation, investigations, and remediation at various manufacturing facilities presently or formerly operated by Parker and for which we have been named as a "potentially responsible party," along with other companies, at off-site waste disposal facilities and regional sites.

As of June 30, 2024, we had an accrual of $85.9 million for environmental matters, which are probable and reasonably estimable. The accrual is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, the amount of our liability in proportion to other responsible parties, and outcomes of litigation.

Our estimated total liability for environmental matters ranges from a minimum of $85.9 million to a maximum of $259.5 million. The largest range for any one site is approximately $66.5 million. The actual costs we will incur are dependent on final determination of contamination and required remedial action, negotiations with governmental authorities with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technologies, effectiveness of remedial technologies employed, the ability of other responsible parties to pay, outcomes of litigation, and any insurance or other third-party recoveries.

19.   Business Segment Information

The Company operates in two reportable business segments: Diversified Industrial and Aerospace Systems. Both segments utilize eight core technologies, including hydraulics, pneumatics, electromechanical, filtration, fluid & gas handling, process control, engineered materials, and climate control, to drive superior customer problem solving and value creation.

The Diversified Industrial Segment is an aggregation of several business units that design, manufacture, and provide aftermarket support for highly engineered solutions that create value for customers primarily in aerospace and defense, in-plant and industrial equipment, transportation, off-highway, energy, and HVAC and refrigeration markets around the world. Diversified Industrial Segment products are marketed direct to OEMs and independent distributors through field sales employees. The Diversified Industrial North America businesses have manufacturing plants and distribution networks throughout the United States, Canada and Mexico and primarily service North America. The Diversified Industrial International businesses provide Parker products and services to 40 countries throughout Europe, Asia Pacific, Latin America, the Middle East and Africa.

The Aerospace Systems Segment designs, manufactures and provides aftermarket support for highly engineered airframe and engine solutions for both OEMs and end users. Our components and systems are utilized across commercial transport, defense fixed wing, business jets, regional transport, helicopter and energy applications. Aerospace Systems Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote. The business segment results are prepared on a basis that is consistent with the manner in which the Company's management disaggregates financial information for internal review and decision-making.

	2024	2023	2022
Net Sales:			
Diversified Industrial	$ 14,457,146	$ 14,705,693	$ 13,342,046
Aerospace Systems	5,472,460	4,359,501	2,519,562
	$ 19,929,606	$ 19,065,194	$ 15,861,608
Segment Operating Income:			
Diversified Industrial	$ 3,176,384	$ 3,071,410	$ 2,693,303
Aerospace Systems	1,110,746	562,444	501,431
Total segment operating income	4,287,130	3,633,854	3,194,734
Corporate general and administrative expense	218,312	229,677	219,699
Income before interest expense and other (income) expense, net	4,068,818	3,404,177	2,975,035
Interest expense	506,495	573,894	255,252
Other (income) expense, net	(32,280)	150,619	1,105,557
Income before income taxes	$ 3,594,603	$ 2,679,664	$ 1,614,226
Assets:			
Diversified Industrial	$ 16,173,560	$ 15,572,849	$ 15,838,512
Aerospace Systems[a]	12,016,287	13,661,086	3,020,606
Corporate	1,107,995	730,537	7,084,825
	$ 29,297,842	$ 29,964,472	$ 25,943,943

		2024		2023		2022
Property Additions:						
Diversified Industrial	$	**303,494**	$	292,456	$	197,675
Aerospace Systems		**89,862**		81,456		27,452
Corporate		**6,756**		6,835		4,917
	$	**400,112**	$	380,747	$	230,044
Depreciation:						
Diversified Industrial	$	**232,299**	$	204,632	$	219,206
Aerospace Systems		**107,795**		104,286		29,576
Corporate		**9,042**		8,498		8,532
	$	**349,136**	$	317,416	$	257,314
Amortization:						
Diversified Industrial	$	**266,219**	$	267,779	$	263,430
Aerospace Systems		**311,776**		232,934		51,020
	$	**577,995**	$	500,713	$	314,450
By Geographic Area[b]						
Net Sales:						
North America	$	**13,512,303**	$	12,689,719	$	10,216,292
International		**6,417,303**		6,375,475		5,645,316
	$	**19,929,606**	$	19,065,194	$	15,861,608
Long-Lived Assets:						
North America	$	**1,864,059**	$	1,828,457	$	1,398,966
International		**1,011,609**		1,036,573		723,792
	$	**2,875,668**	$	2,865,030	$	2,122,758

[a] Includes an investment in a joint venture in which ownership is 50 percent or less and in which the Company does not have operating control (2024 - $218 million; 2023 - $216 million; 2022 - $211 million) and assets held for sale (2022 - $66 million).

[b] Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None.

ITEM 9A. Controls and Procedures. The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the Company's disclosure controls and procedures as of June 30, 2024. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that, as of June 30, 2024, the Company's disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There was no change to our internal control over financial reporting during the fourth quarter of 2024 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

Our management, including the principal executive officer and the principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). We assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework (2013)." We concluded that based on our assessment, the Company's internal control over financial reporting was effective as of June 30, 2024.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of June 30, 2024, which is included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 9B. Other Information. None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended June 30, 2024.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. Not Applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance. Information required with respect to the Directors of the Company is set forth under the caption "Item I – Election of Directors" in the definitive Proxy Statement for the Company's 2024 Annual Meeting of Shareholders, to be held October 23, 2024 (the "2024 Proxy Statement"), and is incorporated herein by reference. Information with respect to the executive officers of the Company is included in Part I, Item 1 of this Annual Report on Form 10-K under the caption "Information about our Executive Officers."

The information set forth under the caption "Insider Trading and Prohibited Transactions in Company Securities" in the 2024 Proxy Statement is incorporated herein by reference.

The Company has adopted a Global Code of Business Conduct that applies to its Chief Executive Officer, Chief Financial Officer and Controller. The Global Code of Business Conduct is posted on the Company's investor relations internet website at investors.parker.com under the Governance page. Any amendment to, or waiver from, a provision of the Company's Global Code of Business Conduct that applies to its Chief Executive Officer, Chief Financial Officer or Controller will also be posted at investors.parker.com under the Corporate Governance page.

The information set forth under the captions "Board Committees; Committee Charters - Audit Committee" and "Board and Committee Structure - Board Committees; Committee Charters" in the 2024 Proxy Statement is incorporated herein by reference.

ITEM 11. Executive Compensation. The information set forth under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Pay Versus Performance Disclosure" and "Compensation Tables" in the 2024 Proxy Statement is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.
The information set forth under the caption "Principal Shareholders" in the 2024 Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information. The following table sets forth certain information regarding the Company's equity compensation plans as of June 30, 2024, unless otherwise indicated.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity compensation plans
Equity compensation plans approved by security holders	4,372,395[1]	$238.15	18,466,794[2]
Equity compensation plans not approved by security holders	—	—	—
Total	4,372,395	$238.15	18,466,794

[1]Includes the maximum future payouts of common stock that may be issued under the calendar year 2022-23-24, 2023-24-25 and 2024-25-26 long term incentive performance awards ("LTIP awards"). For these LTIP awards, payouts will be determined based on achieving an average return on average equity of four percent or an average free cash flow margin of four percent. If these performance measures are achieved, the participants will be eligible to receive the maximum payout of 200 percent. The Human Resources and Compensation Committee will then compare our performance to that of a group of our peers and, if appropriate, apply its discretion to reduce the final payouts based on any performance measures that the Committee determines to be appropriate.

[2]The maximum number of shares of our common stock that may be issued under the 2023 Omnibus Stock Incentive Plan is 11.3 million shares, of which approximately 8.5 million shares are available for future issuance. Effective as of October 25, 2023, no further awards may be granted under the Amended and Restated 2016 Omnibus Stock Incentive Plan. The maximum number of shares that may be issued under the Global Employee Stock Purchase Plan is 10 million shares, of which approximately 9.9 million shares are still available for future issuance.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence. The information set forth under the captions "Other Governance Matters - Review and Approval of Transactions with Related Persons" and "Item 1 - Election of Directors - Director Independence" in the 2024 Proxy Statement is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services. The information set forth under the captions "Audit Fees and All Other Fees" and "Audit Committee Pre-Approval Policies and Procedures" in the 2024 Proxy Statement is incorporated herein by reference.

ITEM 15. **Exhibits and Financial Statement Schedules.**

a. The following are filed as part of this report:

	Page Number in Form 10-K
1. Financial Statements	
Consolidated Statement of Income	34
Consolidated Statement of Comprehensive Income	35
Consolidated Balance Sheet	36
Consolidated Statement of Cash Flows	37
Consolidated Statement of Equity	38
Notes to Consolidated Financial Statements	39
2. Schedule	
II - Valuation and Qualifying Accounts	78

3. Exhibits

Exhibit No.	Description of Exhibit
	Plans of Acquisition, Reorganization, Arrangement, Liquidation or Succession:
(2)(a)	Rule 2.7 Announcement in connection with Parker-Hannifin Corporation's acquisition of Meggitt plc, dated August 2, 2021, incorporated by reference to Exhibit 2.1 of Registrant's Report on Form 8-K filed with the SEC on August 3, 2021 (Commission file No. 1-4982).
	Articles of Incorporation and By-Laws:
(3)(a)	Amended Articles of Incorporation, incorporated by reference to Exhibit 3(a) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).
(3)(b)	Amended and Restated Regulations, dated as of April 27, 2023, incorporated by reference to Exhibit 3(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2023 (Commission File No. 1-4982).
	Instruments Defining Rights of Security Holders:
(4)(a)	Description of Parker-Hannifin's Securities, incorporated by reference to Exhibit 4(a) to Registrant's Report on Form 10-K for the year ended June 30, 2019 (Commission File No. 1-4982).
	Material Contracts:
(10)(a)	Form of Parker-Hannifin Corporation Amended and Restated Change in Control Severance Agreement entered into by Registrant and its executive officers, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2008 (Commission File No. 1-4982).**
(10)(b)	Form of Parker-Hannifin Corporation Change in Control Severance Agreement for Executive Officers elected after September 1, 2015 at or above Grade 29, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).**
(10)(c)	Form of Parker-Hannifin Corporation Change in Control Severance Agreement for Executive Officers dated after September 1, 2015 below Grade 29, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016(Commission File No. 1-4982).**
(10)(d)	Parker-Hannifin Corporation Amended and Restated Change in Control Severance Plan, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2008 (Commission File No. 1-4982).**

(10)(e)	Form of Indemnification Agreement entered into by the Registrant and its directors and executive officers incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2003 (Commission File No. 1-4982).**
(10)(f)	Description of the Parker-Hannifin Corporation Officer Life Insurance Plan, incorporated by reference to Exhibit 10(h) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2005 (Commission File No. 1-4982).**
(10)(g)	Parker-Hannifin Corporation Amended and Restated Supplemental Executive Retirement Benefits Program effective July 1, 2014, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2016 (Commission File No. 1-4982).**
(10)(h)	Parker-Hannifin Corporation Amended and Restated Defined Contribution Supplemental Executive Retirement Program, effective January 22, 2015, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2015(Commission File No. 1-4982).**
(10)(i)	Summary of the Parker-Hannifin Corporation Executive Disability Insurance Plan, incorporated by reference to Exhibit 10(j) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).**
(10)(j)	Parker-Hannifin Corporation Amended and Restated 2003 Stock Incentive Plan, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).**
(10)(k)	Parker-Hannifin Corporation Amended and Restated 2009 Omnibus Stock Incentive Plan, incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement filed with the Commission on September 24, 2012 (Commission File No. 1-4982).**
(10)(l)	Parker-Hannifin Corporation 2016 Omnibus Stock Incentive Plan, incorporated by reference to Annex B to Registrant's Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2016 (Commission File No. 1-4982).**
(10)(m)	Parker-Hannifin Corporation First Amendment to 2016 Omnibus Stock Incentive Plan, effective April 1, 2017, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2017 (Commission File No. 1-4982).**
(10)(n)	Parker-Hannifin Corporation Amended and Restated 2016 Omnibus Stock Incentive Plan, effective as of October 23, 2019, incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed with the SEC on October 28, 2019 (Commission File No. 1-4982).**
(10)(o)	Parker-Hannifin Corporation 2015 Performance Bonus Plan, incorporated by reference to Appendix B to Registrant's Definitive Proxy Statement filed with the Commission on September 28, 2015 (Commission File No. 1-4982).**
(10)(p)	Form of 2010 Notice of Stock Options with Tandem Stock Appreciation Rights for Executive Officers, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2009 (Commission File No. 1-4982).**
(10)(q)	Form of 2011 Parker-Hannifin Corporation Stock Appreciation Rights Award Agreement for executive officers, incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 8-K filed with the SEC on August 17, 2010 (Commission File No. 1-4982).**
(10)(r)	2011 Parker-Hannifin Corporation Stock Appreciation Rights Terms and Conditions for executive officers, incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed with the SEC on August 17, 2010 (Commission File No. 1-4982).**
(10)(s)	Form of Parker-Hannifin Corporation Stock Appreciation Rights Award Agreement, for executive officers, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2011 (Commission File No. 1-4982).**
(10)(t)	Parker-Hannifin Corporation Stock Appreciation Rights Terms and Conditions for executive officers, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2011 (Commission File No. 1-4982).**
(10)(u)	Form of 2018 Parker-Hannifin Corporation Stock Appreciation Rights Award Agreement, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).**
(10)(v)	2018 Parker-Hannifin Corporation Stock Appreciation Rights Terms and Conditions, incorporated by reference to Exhibit 10(e) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).**

(10)(w)   Parker-Hannifin Corporation Target Incentive Plan, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).**

(10)(x)   Parker-Hannifin Corporation Target Incentive Plan Subject to Performance Bonus Plan, incorporated by reference to Exhibit 10(e) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).**

(10)(y)   Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan, as amended and restated, effective January 20, 2016, incorporated by reference to Exhibit 10(aa) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission file No. 1-4982).**

(10)(z)   Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan (as Amended and Restated), incorporated by reference to Exhibit 10(bb) to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission file No. 1-4982).**

(10)(aa) Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan (as Amended and Restated), effective as of January 23, 2019, incorporated by reference to Exhibit 10(f) to the Registrant's Annual Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission file No. 1-4982).**

(10)(bb) Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan (as Amended and Restated), effective as of January 23, 2019, incorporated by reference to Exhibit 10(g) to the Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).**

(10)(cc) Form of Award Under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan (as Amended and Restated) effective as of January 27, 2021, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2021 (Commission File No. 1-4982).**

(10)(dd) Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan, as Amended and Restated, effective as of January 27, 2022, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2022 (Commission File No. 1-4982).**

(10)(ee) Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan, as Amended and Restated, effective as of January 27, 2022, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2022 (Commission File No. 1-4982).**

(10)(ff) Parker-Hannifin Corporation 2022 Performance Bonus Plan, effective as of July 1, 2021, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2021 (Commission File No. 1-4982).**

(10)(gg) Form of Parker-Hannifin Corporation Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission file No. 1-4982).**

(10)(hh) Form of Parker-Hannifin Corporation Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).**

(10)(ii) Form of Parker-Hannifin Corporation Restricted Stock Unit Terms and Conditions for Awards Granted, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).**

(10)(jj) Form of 2018 Parker-Hannifin Corporation Restricted Stock Unit Award Agreement to Certain Executive Officers, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2018 (Commission File No. 1-4982).**

(10)(kk) Parker-Hannifin Corporation 2018 Restricted Stock Unit Terms and Conditions for Certain Executive Officers, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2018 (Commission File No. 1-4982).**

(10)(ll) Parker-Hannifin Corporation Profitable Growth Incentive Plan, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2014 (Commission File No. 1-4982).**

(10)(mm)	Form of Notice of RONA Bonus Award Under the Parker-Hannifin Corporation Performance Bonus Plan, incorporated by reference to Exhibit 10(h) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2009 (Commission File No. 1-4982).**
(10)(nn)	Parker-Hannifin Corporation RONA Plan Subject to Performance Bonus Plan, incorporated by reference to Exhibit 10(f) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).**
(10)(oo)	Parker-Hannifin Corporation Summary of RONA Bonus Awards in Lieu of Certain Executive Perquisites, incorporated by reference to Exhibit 10(h) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2008 (Commission File No. 1-4982).**
(10)(pp)	Parker-Hannifin Corporation Savings Restoration Plan, restated as of September 1, 2004, incorporated by reference to Exhibit 10(t) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2004 (Commission File No. 1-4982).**
(10)(qq)	Parker-Hannifin Corporation Amended and Restated Savings Restoration Plan, effective January 1, 2016, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2016 (Commission File No. 1-4982).**
(10)(rr)	Parker-Hannifin Corporation Amended and Restated Pension Restoration Plan, effective July 1, 2016, incorporated by reference to Exhibit 10(mm) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).**
(10)(ss)	Parker-Hannifin Corporation Executive Deferral Plan, restated as of September 1, 2004, incorporated by reference to Exhibit 10(v) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2004 (Commission File No. 1-4982).**
(10)(tt)	Parker-Hannifin Corporation Amended and Restated Executive Deferral Plan, effective September 2, 2015, incorporated by reference to Exhibit 10(pp) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).**
(10)(uu)	Amendment Two to the Parker-Hannifin Corporation Amended and Restated Executive Deferral Plan (effective September 2, 2015), dated and effective October 14, 2019, incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 10-Q filed with the SEC on February 5, 2020 (Commission File No. 1-4982).**
(10)(vv)	Parker-Hannifin Corporation Global Employee Stock Purchase Plan, incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement filed with the SEC on September 22, 2014 (Commission File No. 1-4982).**
(10)(ww)	Parker-Hannifin Corporation Global Employee Stock Purchase Plan (As Amended and Restated August 7, 2023), incorporated by reference to Exhibit B to Registrant's Definitive Proxy Statement on Schedule 14A filed with the SEC on September 22, 2023 (Commission File No. 1-4982).**
(10)(xx)	Parker-Hannifin Corporation Claw-back Policy, incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 8-K filed with the SEC on August 18, 2009 (Commission File No. 1-4982).**
(10)(yy)	Amended and Restated Deferred Compensation Plan for Directors of Parker-Hannifin Corporation, effective January 22, 2015, incorporated by reference to Exhibit 10(i) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2015 (Commission File No. 1-4982).**
(10)(zz)	Summary of the Compensation of the Non-Employee Members of the Board of Directors, effective October 24, 2018, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2018 (Commission File No. 1-4982).**
(10)(aaa)	Term Loan Agreement, dated August 27, 2021, by and among Parker-Hannifin Corporation, Key Bank National Association, as administrative agent, and the lenders party thereto, incorporated by reference to Exhibit 10.1 to Registrants Report on Form 8-K filed with the SEC on August 27, 2021 (Commission File No. 1-4982).**
(10)(bbb)	Amendment One to the Parker-Hannifin Corporation Amended and Restated Defined Contribution Supplemental Executive Retirement Program, effective August 1, 2022, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(ccc)	Amendment Three to the Parker-Hannifin Corporation Amended and Restated Executive Deferral Plan, effective August 1, 2022, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(ddd)	Amendment One to the Parker-Hannifin Corporation Amended and Restated Savings Restoration Plan, effective August 1, 2022, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**

(10)(eee)	Amendment One to the Amended and Restated Deferred Compensation Plan for Directors of Parker-Hannifin Corporation, effective August 1, 2022, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(fff)	Parker-Hannifin Corporation Annual Cash Incentive Plan, effective July 1, 2022, incorporated by reference to Exhibit 10(e) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(ggg)	Parker-Hannifin Corporation Deferred Compensation Plan, effective January 1, 2023, incorporated by reference to Exhibit 10(f) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(hhh)	Parker-Hannifin Corporation Deferred Compensation Plan Adoption Agreement, effective January 1, 2023, incorporated by reference to Exhibit 10(g) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(iii)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan, as Amended and Restated, effective as of January 25, 2023, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2023 (Commission File No. 1-4982).**
(10)(jjj)	Form of Notice Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan, as Amended and Restated, effective as of January 24, 2024, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2024 (Commission File No. 1-4982).**
(10)(kkk)	Parker-Hannifin Corporation 2023 Omnibus Stock Incentive Plan, incorporated by reference to Exhibit A to Registrant's Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 22, 2023 (Commission File No. 1-4982).**
(19)	Insider Trading Policy*
(21)	List of Subsidiaries of Registrant.*
(23)	Consent of Independent Registered Public Accounting Firm.*
(24)	Power of Attorney.*
(31)(a)	Certification of the Principal Executive Officer Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002.*
(31)(b)	Certification of the Principal Financial Officer Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002.*
(32)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley Act of 2002.*
(97)	Parker-Hannifin Corporation Clawback Policy*
101.INS	The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
104	Cover page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

*   Submitted electronically herewith.
**   Management contracts and compensatory plans or arrangements required to be filed as an exhibit hereto.

Attached as Exhibit 101 to this Annual Report are the following formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Statement of Income for the years ended June 30, 2024, 2023 and 2022, (ii) Consolidated Statement of Comprehensive Income for the years ended June 30, 2024, 2023 and 2022, (iii) Consolidated

Balance Sheet at June 30, 2024 and 2023, (iv) Consolidated Statement of Cash Flows for the years ended June 30, 2024, 2023 and 2022, (v) Consolidated Statement of Equity for the years ended June 30, 2024, 2023 and 2022, and (vi) Notes to Consolidated Financial Statements.

Shareholders may request a copy of any of the exhibits to this Annual Report on Form 10-K by writing to the Secretary, Parker-Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141.

Individual financial statements and related applicable schedules for the Registrant (separately) have been omitted because the Registrant is primarily an operating company and its subsidiaries are considered to be wholly-owned.

ITEM 16. **Form 10-K Summary.** Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARKER-HANNIFIN CORPORATION

By: /s/ Todd M. Leombruno
              Todd M. Leombruno
              Executive Vice President and Chief Financial Officer

August 22, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

<u>Signature and Title</u>

JENNIFER A. PARMENTIER, Chairman and Chief Executive Officer; ANGELA R. IVES, Principal Accounting Officer; JILLIAN C. EVANKO, Director; DENISE RUSSELL FLEMING, Director; LANCE M. FRITZ, Director; LINDA A. HARTY, Director; KEVIN A. LOBO, Director; E. JEAN SAVAGE, Director; JOSEPH SCAMINACE, Director; ÅKE SVENSSON, Director; LAURA K. THOMPSON, Director; JAMES R. VERRIER, Director; and JAMES L. WAINSCOTT, Director.

Date: August 22, 2024

/s/ Todd M. Leombruno

Todd M. Leombruno, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Attorney-in-Fact for the officers and directors signing in the capacities indicated)

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED JUNE 30, 2022, 2023 AND 2024
(Dollars in Thousands)

Column A	Column B	Column C	Column D	Column E
Description	**Balance at Beginning of Period**	**Additions Charged to Costs and Expenses**	**Other (Deductions)/ Additions (A)**	**Balance at End of Period**
Allowance for credit losses:				
Year ended June 30, 2022	$ 12,078	$ 1,719	$ (3,855)	$ 9,942
Year ended June 30, 2023	$ 9,942	$ 7,379	$ 15,129	$ 32,450
Year ended June 30, 2024	$ 32,450	$ 5,405	$ (17,342)	$ 20,513
Deferred tax asset valuation allowance:				
Year ended June 30, 2022	$ 865,764	$ 36,111	$ —	$ 901,875
Year ended June 30, 2023	$ 901,875	$ 163,178	$ 13,301	$ 1,078,354
Year ended June 30, 2024	$ 1,078,354	$ (10,154)	$ 1,310	$ 1,069,510

(A)   For allowance for credit losses, net balance is comprised of deductions due to divestitures or uncollectible accounts charged off, additions due to acquisitions or recoveries, and currency translation adjustments. For deferred tax asset valuation allowance, the balance primarily represents adjustments due to acquisitions.

Exhibit 31(a)

CERTIFICATIONS

I, Jennifer A. Parmentier, certify that:

1. I have reviewed this annual report on Form 10-K of Parker-Hannifin Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: August 22, 2024

/s/ Jennifer A. Parmentier

Jennifer A. Parmentier
Chief Executive Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31(b)

CERTIFICATIONS

I, Todd M. Leombruno, certify that:

1.   I have reviewed this annual report on Form 10-K of Parker-Hannifin Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.   The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.   The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: August 22, 2024

                                                            /s/ Todd M. Leombruno
                                                            _____
                                                            Todd M. Leombruno
                                                            Executive Vice President and Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 32

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
§ 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of the Annual Report on Form 10-K of Parker-Hannifin Corporation (the "Company") for the fiscal year ended June 30, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, that, to such officer's knowledge:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Dated: August 22, 2024

/s/ Jennifer A. Parmentier
Name: Jennifer A. Parmentier
Title: Chief Executive Officer

/s/ Todd M. Leombruno
Name: Todd M. Leombruno
Title: Executive Vice President and Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

This Page is Not Part of Parker-Hannifin Corporation's Form 10-K Filing

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

To supplement the financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP") in this Annual Report, certain non-GAAP financial measures as defined by the SEC rules are used. The non-GAAP measures included in this Annual Report have been reconciled to the comparable GAAP measures within the tables shown below:

RECONCILIATION OF EBITDA TO ADJUSTED EBITDA AND NET DEBT TO ADJUSTED EBITDA
(Unaudited)
(Dollars in millions)

	Twelve Months Ended June 30,	
	2024	**2023**
Notes payable and long-term debt payable within one year	**$ 3,403**	$ 3,763
Long-term debt	**7,157**	8,796
Add: Deferred debt issuance costs	**58**	75
Total gross debt	**$ 10,618**	$ 12,634
Cash and cash equivalents	**$ 422**	$ 475
Marketable securities and other investments	**3**	8
Total cash	**$ 425**	$ 484
Net debt (Gross debt less total cash)	**$ 10,192**	$ 12,151
Net sales	**$ 19,930**	$ 19,065
Net income	**2,845**	2,084
Income taxes	**750**	596
Depreciation and amortization	**927**	818
Interest expense	**506**	574
EBITDA*	**$ 5,028**	$ 4,072
Adjustments:		
Business realignment charges	**53**	27
Acquisition-related expenses & Costs to Achieve	**38**	262
Net gain on divestitures	**(26)**	(362)
Loss on deal-contingent forward contracts	**-**	390
Amortization of inventory step-up to fair value	**-**	110
Adjusted EBITDA*	**$ 5,094**	$ 4,498
EBITDA margin	**25.2%**	21.4%
Adjusted EBITDA margin	**25.6%**	23.6%
Net Debt/Adjusted EBITDA	**2.0**	2.7

*Totals may not foot due to rounding

RECONCILIATION OF EARNINGS PER DILUTED SHARE TO ADJUSTED EARNINGS PER DILUTED SHARE
(Unaudited)
(Amounts in dollars)

	Twelve Months Ended June 30,		
	2024	**2023**	**2019** [1]
Earnings per diluted share	**$ 21.84**	$ 16.04	$ 11.57
Adjustments:			
Acquisition-related intangible asset amortization expense	**4.43**	3.85	1.51
Business realignment charges	**0.40**	0.20	0.12
Acquisition-related expenses & Costs to achieve	**0.30**	2.02	0.23
Net gain on divestitures	**(0.20)**	(2.78)	-
Loss on deal-contingent forward contracts	**-**	3.00	-
Amortization of inventory step-up to fair value	**-**	0.84	-
Meggitt early debt retirement	**-**	0.08	-
Tax effect of adjustments[2]	**(1.12)**	(1.70)	(0.44)
Discrete Tax Benefit[3]	**(0.21)**	-	-
Tax expense related to U.S. tax reform	**-**	-	0.11
Adjusted earnings per diluted share	**$ 25.44**	$ 21.55	$ 13.10

[1]Amounts have been adjusted to reflect the change in inventory accounting method.

[2]This line item reflects the aggregate tax effect of all non-tax adjustments reflected in the preceding line items of the table. We estimate the tax effect of each adjustment item by applying our overall effective tax rate for continuing operations to the pre-tax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate or tax treatment, in which case the tax effect of such item is estimated by applying such specific tax rate or tax treatment.

[3]A recent Swiss tax law change resulted in the recording of a deferred tax asset.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION, CONTINUED

RECONCILIATION OF TOTAL SEGMENT OPERATING MARGIN TO ADJUSTED TOTAL SEGMENT OPERATING MARGIN
(Unaudited)
(Dollars in millions)

	Twelve Months Ended June 30,		
	2024	**2023**	**2019**
Net sales	$ 19,930	$ 19,065	$ 14,320
Total segment operating income	$ 4,287	$ 3,634	$ 2,431
Adjustments:			
Business realignment charges	50	27	16
Acquisition-related expenses & Costs to achieve	38	95	13
Acquisition-related intangible asset amortization expense	578	501	200
Amortization of inventory step-up to fair value	-	110	-
Adjusted total segment operating income*	$ 4,954	$ 4,367	$ 2,660
Total segment operating margin	21.5%	19.1%	17.0%
Adjusted total segment operating margin	24.9%	22.9%	18.6%

RECONCILIATION OF NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS TO ADJUSTED NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS
(Unaudited)
(Dollars in millions)

	Twelve Months Ended June 30,	
	2024	**2023**
Net income attributable to common shareholders	$ 2,844	$ 2,083
Adjustments:		
Acquisition-related intangible asset amortization expense	578	501
Business realignment charges	53	27
Acquisition-related expenses & Costs to achieve	38	262
Loss on deal-contingent forward contracts	-	390
Net gain on divestitures	(26)	(362)
Amortization of inventory step-up to fair value	-	110
Meggitt early debt retirement	-	10
Tax effect of adjustments[1]	(148)	(222)
Discrete Tax Benefit[2]	(27)	-
Adjusted net income attributable to common shareholders*	$ 3,313	$ 2,798

[1]This line item reflects the aggregate tax effect of all non-tax adjustments reflected in the preceding line items of the table. We estimate the tax effect of each adjustment item by applying our overall effective tax rate for continuing operations to the pre-tax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate or tax treatment, in which case the tax effect of such item is estimated by applying such specific tax rate or tax treatment.

[2]A recent Swiss tax law change resulted in the recording of a deferred tax asset.

RECONCILIATION OF CASH FLOW FROM OPERATIONS TO FREE CASH FLOW AND CASH FLOW MARGIN
(Unaudited)
(Dollars in millions)

	FY24	**FY19**
Net Sales	$ 19,930	$ 14,320
Cash Provided by Operating Activities	$ 3,384	$ 1,730
Capital Expenditures	(400)	(195)
Free Cash Flow	$ 2,984	$ 1,535
Cash Flow from Operations Margin	17%	12%

*Totals may not foot due to rounding

These non-GAAP measures are not measures of financial performance under U.S. GAAP and should not be considered as an alternative to the U.S. GAAP measures. Parker-Hannifin's calculation of these non-GAAP measures may not be comparable to the calculations of similarly titled measures reported by other companies. Reconciliations of non-GAAP metrics included in our new 5-year targets for fiscal year 2029 could not be provided without unreasonable effort.

BOARD OF DIRECTORS

JENNIFER A. PARMENTIER
Chairman of the Board and
Chief Executive Officer
Parker-Hannifin Corporation

JILLIAN C. EVANKO
President and Chief Executive Officer
Chart Industries, Inc. (cryogenic technologies)

DENISE RUSSELL FLEMING
Executive Vice President, Technology and
Global Services and Chief Information Officer
Becton, Dickinson and Company
(medical technologies)

LANCE M. FRITZ
Special Advisor and former Chairman,
President and Chief Executive Officer
Union Pacific Corporation (rail transport)

LINDA A. HARTY
Former Treasurer
Medtronic plc (medical technologies)

KEVIN A. LOBO
Chairman, Chief Executive Officer
and President
Stryker Corporation (medical technologies)

E. JEAN SAVAGE
President and Chief Executive Officer
Trinity Industries, Inc. (rail car products and
services)

JOSEPH SCAMINACE
Former Chairman and Chief Executive Officer
OM Group, Inc. (metal-based specialty
chemicals)

ÅKE SVENSSON
Former Chairman
Swedavia AB (transport infrastructure)

LAURA K. THOMPSON
Former Executive Vice President
and Chief Financial Officer
The Goodyear Tire and Rubber Company
(tire manufacturing)

JAMES R. VERRIER
Former Chief Executive Officer and President
BorgWarner Inc. (powertrain solutions)

JAMES L. WAINSCOTT
Former Chairman, Chief Executive Officer
and President
AK Steel Holding Corporation (steel producer)

EXECUTIVE MANAGEMENT

JENNIFER A. PARMENTIER
Chairman of the Board and
Chief Executive Officer

ANDREW D. ROSS
President and Chief Operating Officer

TODD M. LEOMBRUNO
Executive Vice President and
Chief Financial Officer

MARK J. HART
Executive Vice President – Human Resources
and External Affairs

RACHID BENDALI
Vice President and President –
Engineered Materials Group

BEREND BRACHT
Vice President and President –
Motion Systems Group

MARK T. CZAJA
Vice President – Chief Technology and
Innovation Officer

THOMAS C. GENTILE
Vice President – Global Supply Chain

DOUGLAS A. GILBERT
Vice President – Global Sales and Marketing

JOACHIM GUHE
President – Europe, Middle East and Africa
(EMEA) Group

ANGELA R. IVES
Vice President and Controller

JOSEPH R. LEONTI
Vice President, General Counsel
and Secretary

CANDIDO LIMA
President – Latin America Group

ROBERT W. MALONE
Vice President and President –
Filtration Group

DINU J. PAREL
Vice President – Chief Digital and
Information Officer

JAY P. REIDY
Vice President and President –
Aerospace Group

PATRICK M. SCOTT
Vice President and President –
Fluid Connectors Group

MICHAEL WEE
President – Asia Pacific Group

INVESTOR INFORMATION

ANNUAL MEETING
The 2024 Annual Meeting of Shareholders
will be held on Wednesday, October 23, 2024
at Parker-Hannifin Corporation Global Headquarters
6035 Parkland Blvd., Cleveland, Ohio 44124-4141,
at 9:00 a.m. EDT.

**INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**
Deloitte & Touche, LLP, Cleveland, Ohio

TRANSFER AGENT & REGISTRAR
Equiniti Trust Company
EQ Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone 800 468 9716
www.shareowneronline.com

STOCK INFORMATION
New York Stock Exchange
Ticker symbol: PH
investors.parker.com

PARKER CORPORATE HEADQUARTERS
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
216 896 3000

INVESTOR CONTACT
JEFF MILLER
Vice President – Investor Relations
216 896 2708
jeffery.miller@parker.com

Comparison of 5-Year Cumulative Total Return*
Among Parker-Hannifin Corporation, the S&P 500 Index and the
S&P Industrials Index



	2019	2020	2021	2022	2023	2024
Parker-Hannifin Corporation	100.00	109.95	186.92	152.02	245.23	322.17
S&P 500	100.00	107.51	151.36	135.29	161.80	201.54
S&P Industrials	100.00	90.98	137.78	119.29	149.31	172.50

*$100 invested on 6/30/19 in stock or index, including reinvestment of dividends.
 Fiscal year ending June 30.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.





Parker Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141, 216 896 3000, www.parker.com